   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 1998

                                                      REGISTRATION NO. 333-63363

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                  -------------------------------------------
                      INNES STREET FINANCIAL CORPORATION
            (Exact name of Registrant as specified in its charter)


          NORTH CAROLINA                     6036                      56-2101799
  (State or other jurisdiction    (Primary Standard Industrial      (I.R.S. Employer
of incorporation or organization)  Classification Code Number)   Identification Number)


                             401 WEST INNES STREET
                        SALISBURY, NORTH CAROLINA 28144
                                (704) 633-2341
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                            ______________________
                         RONALD E. BOSTIAN, PRESIDENT
                      Innes Street Financial Corporation
                             Post Office Box 1929
                             401 West Innes Street
                     Salisbury, North Carolina 28145-1929
                                (704) 633-2341
         (Name and address, including zip code, and telephone number, including area code, of agent for service)
                                  COPIES TO:
                             EDWARD C. WINSLOW III
                                JEAN C. BROOKS
                           Brooks, Pierce, McLendon,
                          Humphrey & Leonard, L.L.P.
                            2000 Renaissance Plaza
                             Post Office Box 26000
                       Greensboro, North Carolina 27420
                             ____________________
     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ X ]

                            _______________________
                        CALCULATION OF REGISTRATION FEE


================================================================================================
TITLE OF EACH CLASS                           PROPOSED MAXIMUM  PROPOSED MAXIMUM   AMOUNT OF
OF SECURITIES TO BE             AMOUNT TO      OFFERING PRICE      AGGREGATE      REGISTRATION
REGISTERED                    BE REGISTERED      PER SHARE       OFFERING PRICE       FEE
------------------------------------------------------------------------------------------------
Common Stock, no par value... 2,248,250/(1)/       $10.00         $22,482,500      $6,632.93
================================================================================================


(1) The estimated maximum number of shares to be registered is based upon 15% above the maximum of the valuation range of Citizens Bank, FSB and the Registrant, as established by an independent appraisal, divided by the proposed offering price per share.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.
================================================================================

                       INNES STREET FINANCIAL CORPORATION
                             CROSS-REFERENCE SHEET
                   Pursuant to Item 501(b) of Regulation S-K


 Item                                             Caption or Location
Number                                              in Prospectus
------                                ------------------------------------------

 1      Forepart of the               Front Cover Page
        Registration Statement and
        Outside Front Cover Page
        of Prospectus

 2      Inside Front and Outside      Inside Front Cover Page; Table of
        Back Cover Pages of           Contents; Outside Back Cover Page
        Prospectus

 3      Summary Information, Risk     Summary; Selected Financial and Other Data
        Factors and Ratio of          of The Bank; Risk Factors
        Earnings to Fixed Charges

 4      Use of Proceeds               Summary; Use of Proceeds

 5      Determination of Offering     Summary; The Conversion
        Price

 6      Dilution                      Not Applicable

 7      Selling Security Holders      Not Applicable

 8      Plan of Distribution          Summary; Use of Proceeds; The Conversion

 9      Description of Securities     Dividend Policy; Description of Capital
        to be Registered              Stock; Restriction on Acquisition of The
                                      Company

10      Interests of Named Experts    Not Applicable
        and Counsel

11      Information with Respect      Summary; Selected Financial and Other Data
        to the Registrant             of The Bank; Innes Street Financial
                                      Corporation; Citizens Bank, FSB; Dividend
                                      Policy; Market for Common Stock;
                                      Management's Discussion and Analysis of
                                      Financial Condition and Results of
                                      Operations; Business of The  Company;
                                      Business of The Bank; Management of The
                                      Bank; Financial Statements

12      Disclosure of Commission      Not Applicable
        Position on
        Indemnification for
        Securities Act Liabilities

PROSPECTUS

UP TO 2,248,250 SHARES OF COMMON STOCK

                      INNES STREET FINANCIAL CORPORATION
               (PROPOSED HOLDING COMPANY FOR CITIZENS BANK, FSB)

                                                           401 WEST INNES STREET
                                                            POST OFFICE BOX 1929
                                            SALISBURY, NORTH CAROLINA 28145-1929
                                                                  (704) 633-2341

================================================================================

       Citizens Bank, FSB (the "Bank") is converting from a federally-chartered mutual savings bank to a federally-chartered stock savings bank. As part of the Conversion, the Bank will become a wholly owned subsidiary of Innes Street Financial Corporation (the "Company"). The Company was incorporated on July 6, 1998 at the direction of the Bank, and upon completion of the Conversion will own all of the shares of the Bank. The Common Stock of the Company is being offered to the public in accordance with a Plan of Conversion. The Plan of Conversion must be approved by a majority of the votes eligible to be cast by members of the Bank and by the Office of Thrift Supervision. The Offering will not go forward if the Bank does not receive these approvals and the Company does not sell at least a minimum number of shares.

================================================================================

                             TERMS OF THE OFFERING

An independent appraiser has estimated the market value of the converted Bank to be between $14,450,000 and $19,550,000, which establishes the number of shares to be offered at a price of $10.00 per share. Subject to the approval of the OTS, up to 2,248,250 shares, an additional 15% above the maximum number of shares, may be offered. Based on these estimates, the Company is making the following offering of shares of Common Stock:

                                                                                Adjusted
                                        Minimum      Midpoint      Maximum       Maximum
                                        -------      --------      -------       -------
Price per share                       $     10.00   $     10.00   $     10.00   $     10.00
Number of shares                        1,445,000     1,700,000     1,955,000     2,248,250
Estimated Offering expenses           $   866,000   $   920,000   $   973,000   $ 1,034,000
Estimated Net Proceeds                $13,584,000   $16,080,000   $18,577,000   $21,448,500
Estimated Net Proceeds per share      $      9.40   $      9.46   $      9.50   $      9.54

PLEASE REFER TO RISK FACTORS BEGINNING ON PAGE 15 OF THIS DOCUMENT.

THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, ANY OTHER GOVERNMENT AGENCY, THE COMPANY OR THE BANK. AN INVESTMENT IN THE COMMON STOCK MAY LOSE VALUE.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TRIDENT SECURITIES, INC. WILL USE ITS BEST EFFORTS TO ASSIST THE COMPANY IN SELLING AT LEAST THE MINIMUM NUMBER OF SHARES BUT DOES NOT GUARANTEE THAT THIS NUMBER WILL BE SOLD. ALL FUNDS RECEIVED FROM SUBSCRIBERS WILL BE HELD IN AN INTEREST BEARING SAVINGS ACCOUNT AT THE BANK UNTIL THE COMPLETION OR TERMINATION OF THE CONVERSION.

FOR INFORMATION ON HOW TO SUBSCRIBE, CALL THE STOCK INFORMATION CENTER AT (704) 638-5816.

                           TRIDENT SECURITIES, INC.

               The date of this Prospectus is November 12, 1998.

                               TABLE OF CONTENTS

                                                                                        Page
                                                                                        ----
Questions and Answers About the Stock Offering.........................................    4
Summary................................................................................    6
Selected Financial and Other Data of the Bank..........................................   11
Recent Developments....................................................................   13
Risk Factors...........................................................................   15
Innes Street Financial Corporation.....................................................   21
Citizens Bank, FSB.....................................................................   22
Use of Proceeds........................................................................   22
Dividend Policy........................................................................   24
Market for Common Stock................................................................   24
Capitalization.........................................................................   25
Pro Forma Data.........................................................................   27
Historical and Pro Forma Capital Compliance............................................   32
Stock Purchases by Directors and Executive Officers....................................   33
Management's Discussion and Analysis of Financial Condition and Results of Operations..   34
Business of the Company................................................................   45
Business of the Bank...................................................................   45
Taxation...............................................................................   66
Supervision and Regulation.............................................................   68
Management of the Company..............................................................   74
Management of the Bank.................................................................   75
Description of Capital Stock...........................................................   85
Restrictions on Acquisition of the Company.............................................   87
Certain Provisions of the Articles of Incorporation and Bylaws of the Company..........   90
The Conversion.........................................................................   91
Legal Opinions.........................................................................  107
Experts................................................................................  107
Registration Requirements..............................................................  107
Additional Information.................................................................  107
Glossary...............................................................................  A-1
Financial Statements...................................................................  F-1

     This document contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" beginning on page 15 of this document.

     Please see the Glossary beginning on page A-1 for the meaning of capitalized terms that are not defined in this document.

                              CITIZENS BANK, FSB

                           SALISBURY, NORTH CAROLINA

                QUESTIONS AND ANSWERS ABOUT THE STOCK OFFERING

Q.   WHAT IS A MUTUAL TO STOCK CONVERSION?

A. The Conversion is a legal change in the Bank's form of organization. Currently, the Bank operates as a federally-chartered mutual savings bank with no stockholders. As a result of the Conversion, it will become a federally-chartered stock savings bank. As part of the Conversion, a holding company called Innes Street Financial Corporation will be organized under the laws of the State of North Carolina to acquire all the Bank's stock issued in the Conversion. The Company will offer for sale shares of its Common Stock and will use a portion of the proceeds from the Offering to purchase the Bank's stock.

Q.   WHAT IS THE PURPOSE OF THE CONVERSION AND THE OFFERING?

A. As a stock savings bank operating through a holding company structure, the Bank will have the ability to plan and develop long-term growth strategies and improve its future access to capital markets. The stock offering will increase the Bank's capital and the amount of funds available for lending and investment activities. This provides greater flexibility to diversify operations and expand into other geographic markets if the Bank elects to do so. If the Company's earnings are sufficient in the future, stockholders might also receive dividends and benefit from the possible long-term appreciation of the Company's stock price.

Q.   HOW MANY SHARES OF STOCK WILL BE SOLD?

A. Between 1,445,000 and 1,955,000 shares of Common Stock will be sold, all at a price of $10.00 per share. The number of shares to be sold may be increased to 2,248,250 shares without further notice to you, subject to receipt of approval of the OTS, if market or financial conditions change prior to completion of the Conversion.

Q.   HOW DO I PURCHASE THE STOCK?

A. You must complete and return the original Order Form to the Company and the Bank together with your payment or your authorization for withdrawal of the payment amount from an account you have with the Bank, on or before 12:00 noon, Eastern Time, December 8, 1998. See pages 101 to 103.

Q.   HOW MUCH STOCK MAY I PURCHASE?

A. The minimum purchase is 50 shares (or $500). The maximum purchase per eligible depositor in the Subscription Offering is 60,000 shares (or $600,000) (subject to certain exceptions). In certain instances, your purchase might be grouped together with purchases by persons with other accounts with whom you are affiliated or related, or with whom you are acting in concert, and in that event the aggregate purchases may not exceed 60,000 shares (or $600,000) (subject to certain exceptions).

     If shares are sold in a Community Offering, the maximum number of shares that may be purchased by any party in the Community Offering is 60,000 shares (or $600,000) (subject to certain exceptions). As with the Subscription Offering, in certain circumstances your purchase may be combined with the number of shares purchased by other parties with whom such party is affiliated or related and in that event the aggregate purchases may not exceed 60,000 shares (or $600,000) (subject to certain exceptions). See pages 104 to 106.

Q.   WHAT HAPPENS IF THERE ARE NOT ENOUGH SHARES TO FILL ALL ORDERS?

A. You might not receive any or all of the shares you want to purchase. If the Offering is oversubscribed, shares of the Common Stock will be allocated based upon a formula set forth in the Plan of Conversion and in accordance with OTS regulations. See pages 96 to 99.

Q.   WHO WILL RECEIVE SUBSCRIPTION RIGHTS?

A. The Common Stock will be offered on a priority basis to the following persons:

     . ELIGIBLE ACCOUNT HOLDERS - Persons who had a savings account (including all types of demand deposit accounts) with a balance of at least $50.00 with the Bank on December 31, 1996. (The Bank's employee stock ownership plan ("ESOP") will have priority over Eligible Account Holders if more than 1,955,000 shares are sold, to the extent of any shares sold over 1,955,000 and up to the number of shares subscribed for by the ESOP). Any remaining shares will be offered to:

     . ESOP - The Bank's employee stock ownership plan. Any remaining shares will be offered to:

     . SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS - Persons who had a savings account (including all types of demand deposit accounts) with a balance of at least $50.00 with the Bank on September 30, 1998. Any remaining shares will be offered to:

     . OTHER MEMBERS - Other depositors of the Bank and certain borrowers of the Bank, as of October 30, 1998.

     If the above persons do not subscribe for all of the shares, the remaining shares will be offered to employees, officers and directors of the Bank who are not Eligible Account Holders, Supplemental Eligible Account Holders or Other Members and to certain members of the general public with preference given to people who live in Rowan and Iredell Counties, North Carolina.
     See pages 96 to 99.

Q. WHAT PARTICULAR FACTORS SHOULD I CONSIDER WHEN DECIDING WHETHER OR NOT TO BUY THE STOCK?

A. In order to make an informed investment decision, you should read this entire Prospectus, particularly the section entitled "RISK FACTORS" beginning on page 15.

Q. AS A DEPOSITOR OR BORROWER MEMBER OF THE BANK, WHAT WILL HAPPEN IF I DO NOT PURCHASE ANY STOCK?

A. You presently have voting rights while the Bank is in the mutual form; however, once the Bank converts to the stock form you will lose your voting rights unless you purchase stock. You are not required to purchase stock. Your deposit account, certificate accounts and any loans you may have with the Bank will not be affected. See pages 92 to 95.

Q.   WHO CAN HELP ANSWER ANY OTHER QUESTIONS I MAY HAVE ABOUT THE STOCK
     OFFERING?

A. In order to make an informed investment decision, you should read this entire document. In addition, a representative from Trident Securities will be available to assist you at the following location:



                           STOCK INFORMATION CENTER
                      INNES STREET FINANCIAL CORPORATION
                             401 WEST INNES STREET
                             POST OFFICE BOX 1829
                     SALISBURY, NORTH CAROLINA 28145-1829
                                (704) 638-5816

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read carefully this entire document, including the financial statements and the notes to the financial statements of the Bank.

INNES STREET FINANCIAL CORPORATION

     Innes Street Financial Corporation was incorporated on July 6, 1998 as a North Carolina corporation to be the holding company for the Bank. The Company is not an operating company and has not engaged in any significant business to date. The holding company structure will provide greater flexibility in terms of operations, expansion and diversification. The Company's office is located at 401 West Innes Street, Post Office Box 1929, Salisbury, North Carolina 28145-1929. See page 22.

CITIZENS BANK, FSB

     The Bank, which has been in operation since 1907, converted from a North Carolina-chartered mutual savings bank to a federally-chartered mutual savings bank effective September 2, 1998. The Bank offers a variety of financial services to meet the needs of the communities it serves from its three full service offices located in Salisbury, Statesville and Rockwell, North Carolina. The Bank is a member of the FHLB system and its deposits are federally insured by the FDIC under the SAIF to the maximum amount permitted by law. The Bank emphasizes residential mortgage lending, primarily originating one-to-four-family mortgage loans in its primary market area, consisting of communities within a 10-mile radius of its offices and includes portions of Rowan and Iredell Counties, North Carolina. The Bank also makes home equity loans, nonresidential loans, multi-family residential loans, construction and development loans, commercial loans and consumer loans. The Bank sells a portion of its loan production into the secondary market to reduce its interest rate risk exposure. At June 30, 1998, the Bank had total assets of $192.7 million, deposits of $159.8 million, and equity of $15.6 million. See pages 45 to 66.

THE STOCK OFFERING

     The Company is offering between 1,445,000 and 1,955,000 shares of Common Stock at $10.00 per share. Subject to approval by the OTS, the number of shares to be sold may be increased to 2,248,250 shares without future notice if market or financial conditions change prior to completion of the Conversion.

STOCK PURCHASES

     The Company is first offering its shares of Common Stock in a Subscription Offering. Depositor and borrower members as of certain eligibility dates will receive subscription rights. The shares of Common Stock will be offered on a priority basis as follows: Eligible Account Holders, the Bank's ESOP, Supplemental Eligible Account Holders, Other Members and directors, officers and employees of the Bank who do not qualify in the above-listed categories. Any remaining shares may be offered in a Community Offering or in a Syndicated Community Offering. See pages 96 to 99.

SUBSCRIPTION RIGHTS

     You may not sell or assign your subscription rights. Any transfer of subscription rights is prohibited by law. All persons exercising their subscription rights will be required to certify that they are purchasing shares solely for their own account and that they have no agreement or understanding regarding the sale or transfer of shares. The Bank intends to pursue any and all legal and equitable remedies in the event the Bank becomes aware of the transfer of subscription rights. The Bank will reject orders that are determined to involve the transfer of such rights. See page 106.

THE OFFERING RANGE AND DETERMINATION OF THE PRICE PER SHARE

     The Offering range is based on an independent appraisal of the pro forma market value of the Common Stock by Ferguson & Company ("Ferguson"), an appraisal firm experienced in the appraisal of savings institutions. The pro forma market value of the shares is the Bank's market value after giving effect to the sale of shares in this Offering. Ferguson has estimated that in its opinion as of October 16, 1998, such value ranged between $14,450,000 and $19,550,000 (with a midpoint of $17,000,000) (the "Estimated Valuation Range"). The appraisal was based in part upon the Bank's financial condition and operations and the effect of the additional capital raised by the sale of Common Stock in this Offering. The $10.00 price per share was determined by the Bank's Board of Directors. The appraisal will be updated prior to the consummation of the Conversion. If the updated pro forma market value of the Common Stock is either below $14,450,000 or above $22,482,500, the Company will notify you and you will have the opportunity to modify or cancel your order. See pages 99 to 101.

TERMINATION OF THE OFFERING

     The Subscription Offering will terminate at 12:00 noon, Eastern Time, on December 8, 1998. The Community Offering, if any, may terminate at any time without notice but no later than January 25, 1999, without approval by the OTS. The Subscription Offering and the Community Offering may not be extended beyond December 10, 2000. See pages 96 to 99.

BENEFITS TO MANAGEMENT FROM THE OFFERING

     Employment Agreement. As a part of the Conversion, the Bank will enter into an employment agreement with Ronald E. Bostian, President and Chief Executive Officer of the Bank. The agreement will provide for an initial annual base salary of $147,528 and for an initial term of employment of three years. The employment agreement provides that in the event of a change in control of the Bank or the Company, the acquiror will be bound by the terms of the employment agreement for a period of three years beginning on the date of the change in control and during such time the nature of Mr. Bostian's compensation, duties or benefits cannot be diminished except as set forth in the agreement. See page 79.

     Severance Plan. Also, in connection with the Conversion, the Bank will adopt a Severance Plan for the benefit of all of its employees. The Severance Plan provides for severance pay for the Bank's employees in the event of an employee's termination under certain circumstances following a change in control of the Bank or the Company. Any officer of the Bank who at the time of a change in control is a party to an employment agreement is not covered by the Severance Plan. See page 80.

     ESOP. The Bank's full-time employees will participate in an ESOP, which is a form of retirement plan that will purchase up to 8% of the Common Stock issued in the Conversion. The Company intends to use up to 8% of the proceeds of the Offerings to make a loan to the ESOP to enable the ESOP to purchase up to 8% of the shares of Common Stock to be issued in the Conversion, estimated to be between 115,600 and 156,400 shares assuming the issuance of between 1,445,000 and 1,955,000 shares. The amount loaned to the ESOP to enable such purchases is estimated to range from $1,156,000 (if 1,445,000 shares are issued) to $1,564,000 (if 1,955,000 shares are issued). Shares purchased by the ESOP and pledged as security for the loan will be held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan will be allocated among ESOP participants on the basis of relative compensation in the year of allocation. Employees participating in the ESOP will be entitled to instruct the ESOP trustees as to the voting of all shares allocated to their respective accounts and held in the ESOP. The unallocated shares held in the suspense account, and all allocated shares for which voting instructions are not received will be voted by the trustees in their discretion, subject to the provisions of the ERISA. See page 80.

     MRP. Following the Conversion, subject to approval by the Company's stockholders, the Bank intends to implement a management recognition plan (the "MRP"). At any time following approval of the MRP by the Company's stockholders, the Company and the Bank expect to contribute sufficient funds to the MRP Trust to enable the MRP Trust to purchase a number of shares equal to 4% of the number of shares issued in the Conversion. Such shares would be provided by the issuance of authorized but unissued shares of Common Stock or shares purchased by the MRP Trust in the open market. If shares are acquired in the open market, the funds for such purchase may be provided from the proceeds of the Offerings. To the extent that the MRP acquires authorized but unissued shares of Common Stock after the Conversion, the interests of existing shareholders will be diluted.

      Under the MRP, directors and executive officers of the Bank will be entitled to receive awards of restricted stock at no cost to them, except for any federal and state taxes due on such award. Assuming the issuance of 1,955,000 shares in the Conversion and receipt of stockholder approval, 78,200 shares would be issued pursuant to the MRP and the estimated aggregate value of such MRP shares would be $782,000 based on the $10.00 Purchase Price. The MRP provides that each recipient will be entitled to all voting and other stockholder rights with respect to shares which have been awarded under the MRP. The Boards of Directors of the Bank and the Company have decided to adopt the MRP no sooner than 12 months after the Conversion at which time such plan will be presented to the stockholders of the Company for their approval. See pages 81 to 82.

     Option Plan.   Subject to approval by the Company's stockholders, the
Company anticipates implementing a stock option plan (the "Option Plan"), which will benefit the Bank's directors and certain employees. The Company will reserve for the Option Plan a number of shares equal to 10% of the number of
shares issued in the Conversion.   However, some or all of the shares issued
upon the exercise of options granted under the Option Plan may be purchased in the open market at the time of exercise. The exercise price of the options granted under the Option Plan will be equal to the market price of the Common Stock on the date of the grant. Assuming the issuance of 1,955,000 shares in the Conversion and receipt of shareholder approval, 195,500 shares would be reserved for issuance under the Option Plan. Of those shares, the Company anticipates that 58% (113,390 shares) would be issued to directors and executive officers and 42% (82,110 shares) would be issued to other employees of the Company and the Bank.

     The Option Plan will provide that the Company's Board of Directors will have the discretionary authority to authorize cash payments to the holders of unexercised options, both vested and unvested, equal to the amount of dividends which would have been paid on shares subject to options if the options had been exercised. No such payment may be made in connection with dividends or other distributions which result in a reduction in the option exercise price. If an optionee receives such a cash payment with respect to any unvested option, and if such option is later forfeited, the optionee must repay any cash payment made with respect to the forfeited option. The Boards of Directors of the Bank and the Company have decided to adopt the Option Plan no sooner than 12 months after the Conversion at which time such plan will be presented to the stockholders of the Company for their approval. See pages 82 to 85.

     The following table summarizes the benefits executive officers, directors and other employees of the Company and the Bank may receive in connection with the Conversion. The table assumes (i) the issuance of 1,955,000 shares (the maximum of the Estimated Valuation Range) in the Conversion; (ii) that the ESOP purchases 156,400 shares (8% of the shares offered at the maximum of the Estimated Valuation Range) at $10.00 per share; (iii) that the MRP is approved by the stockholders of the Company no sooner than 12 months following the Conversion, the MRP Trust purchases 78,200 shares (4% of the number of shares offered at the maximum of the Estimated Valuation Range), and the market value of the MRP shares on the date of award is $10.00 per share; and (iv) that the Option Plan is approved by the stockholders of the Company no sooner than 12 months following the Conversion and that 195,500 options are awarded under the Option Plan, which is 10% of the number of shares offered at the maximum of the Estimated Valuation Range.

                                                                       ESTIMATED                                      ESTIMATED
                                           ESTIMATED                    NUMBER                                     NUMBER OF SHARES
                                           NUMBER OF                    OF MRP                                     PURCHASED BY THE
                                            SHARES     PERCENTAGE       SHARES      PERCENTAGE OF  DOLLAR VALUE OF     ESOP AND
                                           SUBJECT     OF OPTIONS       TO BE        TOTAL MRP     MRP SHARES ON     ALLOCATED TO
        RECIPIENT             TITLE       TO OPTION      ISSUED        GRANTED/1/   SHARES ISSUED  DATE OF GRANT/2/  PARTICIPANTS
Malcolm B. Blankenship, Jr.    Director         5,865      3.0%           7,820         10.0%       $ 78,200             0
James W. Duke                Director           5,865      3.0%           7,820         10.0%         78,200             0
Harold C. Earnhardt          Vice               5,865      3.0%           7,820         10.0%         78,200             0
                             Chairman
K.V. Epting, Jr.             Director           5,865      3.0%           7,820         10.0%         78,200             0
Gordon P. Hurley             Director           5,865      3.0%           3,910          5.0%         39,100             0
Bobby A.  Lomax              Director           5,865      3.0%           7,820         10.0%         78,200             0
Ronald E. Bostian            Chairman,         39,100     20.0%          15,640         20.0%        156,400            --
                             President,
                             and Chief
                             Executive
                             Officer
Jeffrey C. Chisholm          Senior Vice       19,550     10.0%           9,775         12.5%         97,775            --
                             President
                             and Chief
                             Lending
                             Officer
Dianne E. Hawkins            Vice              19,550     10.0%           9,775         12.5%         97,775            --
                             President,
                             Treasurer,
                             and
                             Controller
Other Employees                                82,110     42.0%               0          0.0%              0
                                              -------    -----           ------        -----        --------       ----------
         Total                                195,500    100.0%          78,200        100.0%       $782,000       156,400/2/
                                              =======    =====           ======        =====        ========       ==========



                                                 ESTIMATED
                                               OF SHARES HELD
                                                BY THE ESOP AND
                                               ALLOCATED TO
        RECIPIENT             TITLE            PARTICIPANTS
Malcolm B. Blankenship, Jr.    Director                 0
James W. Duke                Director                   0
Harold C. Earnhardt          Vice                       0
                             Chairman
K.V. Epting, Jr.             Director                   0
Gordon P. Hurley             Director                   0
Bobby A.  Lomax              Director                   0
Ronald E. Bostian            Chairman,                 --
                             President,
                             and Chief
                             Executive
                             Officer
Jeffrey C. Chisholm          Senior Vic                --
                             President
                             and Chief
                             Lending
                             Officer
Dianne E. Hawkins            Vice                      --
                             President,
                             Treasurer,
                             and
                             Controller
Other Employees
                                               -------------
         Total                                 $1,564,000/2/
                                               =============

_______________________________

(1) The recipients of MRP shares will be entitled to all voting and other stockholder rights with respect to shares which have been awarded under the MRP.

(2) The MRP shares will be awarded at no cost to the recipients, except for any federal or state taxes due on such awards.

(3) The number and the value of shares allocated to the ESOP accounts of each of the executive officers and other employees cannot be determined at this time. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan will be allocated among ESOP participants on the basis of relative compensation in the year of allocation.

OFFICERS' AND DIRECTORS' COMMON STOCK PURCHASES AND BENEFICIAL OWNERSHIP

     The directors and executive officers of the Company and of the Bank and their associates currently anticipate subscribing for Common Stock in the aggregate amount of $3,270,000, or 327,000 shares. As a result, such persons anticipate subscribing for 22.63% to 16.73% of the shares of Common Stock issued in the Conversion based upon the 1,445,000 shares (minimum of the Estimated Valuation Range) and 1,955,000 shares (maximum of the Estimated Valuation Range), respectively. In addition, purchases by the ESOP, allocations under the MRP, and the exercise of stock options issued under the Option Plan, will increase the number of shares beneficially owned by directors, officers and employees. Assuming (i) implementation of the MRP and the Option Plan, (ii) the open market purchase of shares on behalf of the MRP, (iii) the purchase by the ESOP of 8% of the Common Stock sold in the Offerings, and (iv) the exercise of stock options equal to 10% of the number of shares of Common Stock issued in the Conversion, directors, officers and employees of the Company and the Bank would have voting control, on a fully diluted basis of 44.63% and 38.73% of the Common Stock, based on the issuance of the 1,445,000 shares (minimum of the Estimated Valuation Range) and 1,955,000 shares (maximum of the Estimated Valuation Range), respectively. See pages 19 to 20 and 33 to 34.

USE OF THE PROCEEDS FROM THE SALE OF COMMON STOCK

     The Company will use the proceeds from the Offerings as follows:

     . 50% of the net proceeds will be used to purchase all the capital stock of the Bank.

     . 8% of the gross proceeds will be loaned to the ESOP to fund its purchase of Common Stock.

     . The balance will be retained as a possible source of funds for the payment of dividends to shareholders, the repurchase of stock, and for other general corporate purposes. The Company will initially invest these proceeds primarily in interest-earning deposits, U.S. government, federal agency and other marketable securities and mortgage-backed securities.

     The Company and the Bank have no present intention to file consolidated tax returns which will preserve for the Company the ability to use a portion of the proceeds to make a return of capital in the future. However, the Company has not made any decision to pay such a return of capital. In accordance with OTS policy, the Company and the Bank will take no actions in furtherance of the payment of a return of capital, including filing a private letter ruling request with the IRS regarding the tax free nature of a possible one time cash distribution to the Company's stockholders, for a period of one year following the Conversion.

      In addition to general corporate purposes, net proceeds received by the Bank will be available for continued expansion of the retail banking franchise through new branch openings or deposit or branch acquisitions, continued growth in the loan portfolio and investments consisting primarily of U.S. government and federal agency obligations, interest-earning deposits and other marketable securities. See pages 22 to 23.

DIVIDENDS

     After the Conversion, the Board of Directors of the Company will have the authority to declare dividends on the Common Stock, subject to statutory and regulatory requirements. The Company currently anticipates paying quarterly cash dividends on the Common Stock of $0.05 per share (or an annual rate of $0.20 per share, which is equal to 2% of the Purchase Price for the Common Stock in the Conversion). In addition, the Board of Directors may determine from time to time to pay special, nonrecurring cash dividends. No assurances can be given that any dividends will in fact be paid on the Common Stock. See page
24.

MARKET FOR THE COMMON STOCK

     The Company has never issued its Common Stock to the public. Consequently, there is no established market for the Common Stock. An active and liquid public trading market for the securities of any issuer, including the Common Stock of the Company, depends upon the presence in the marketplace of both willing buyers and willing sellers of the securities at any given time. The Company expects the Common Stock to be quoted on the Nasdaq Small-Cap Market, under the symbol "ISFC" subject to certain conditions which it believes will be met, including a minimum market capitalization and minimum number of market makers and stockholders of record. If the Common Stock does not qualify for quotation on the Nasdaq Small-Cap Market, the Company expects it to be quoted on the OTC Electronic Bulletin Board. Trident Securities is expected to make a market in the Common Stock following consummation of the Conversion and will assist the Company in seeking to encourage at least two additional market makers to establish and maintain a market in the Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Due to the amount of Common Stock to be issued in the Conversion, the Company cannot assure investors that the conditions for quotation on the Nasdaq Small-Cap Market or the OTC Electronic Bulletin Board will be satisfied or that an active and liquid trading market for the Common Stock will develop or be maintained. See "RISK FACTORS." See pages 25 to 26.

IMPORTANT RISKS IN OWNING THE COMPANY'S COMMON STOCK

     Before you decide to purchase Common Stock in the Offering, you should read carefully the "Risk Factors" section beginning on page 15 of this document.

                              SELECTED FINANCIAL
                          AND OTHER DATA OF THE BANK

     Set forth below are summaries of historical financial and other data of the Bank. The selected financial and other data at and for the years ended September 30, 1993 through September 30, 1997 have been derived from the audited financial statements of the Bank. The selected financial and other data at and for the nine months ended June 30, 1998 and 1997 were derived from unaudited financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial condition and results of operations for the unaudited periods presented here have been included. The results of operations and other data presented for the nine months ended June 30, 1998 are not necessarily indicative of the results of operations that may be expected for the fiscal year ending September 30, 1998. This information is derived in part from, and should be read in conjunction with, the Financial Statements and Notes to Financial Statements of the Bank presented elsewhere herein and with the section of this Prospectus entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                                                     At or for the Nine Months
                                                           Ended June 30,                At or for the Year Ended September 30,
                                                  ------------------------------    ----------------------------------------------
                                                    1998 (7)         1997 (7)         1997 (7)       1996 (7)         1995 (7)
                                                  ----------        ----------        --------       --------         --------
                                                                                                (Dollars in Thousands)
Financial condition data:
  Total assets                                    $     192,716     $   200,781       $  199,616     $  190,233       $   202,170
  Investments /(1)/                                      26,486          33,149           34,752         25,866            29,641
  Loans receivable, net /(2)/                           159,710         161,601          159,458        159,491           168,396
  Deposits                                              159,819         158,248          160,493        146,450           159,309
  Equity                                                 15,611          14,344           14,629         13,557            13,454

 Operating data:
  Interest income                                 $      10,455     $    10,376       $   13,902     $   13,690       $    14,324
  Interest expense                                        6,962           7,380            9,872          9,983             9,956
                                                  -------------     ------------      ----------     ----------
  Net interest income                                     3,493           2,996            4,030          3,707             4,368
  Provision for loan losses                                   -               -                -              -                 -
                                                  -------------     ------------      ----------     ----------       -----------
  Net interest income after
     provision for loan losses                            3,493           2,996            4,030          3,707             4,368
  Non-interest income                                       285             334              416            388               434
  Non-interest expense                                    2,238           2,194            2,959          3,982 (8)         2,910
                                                  -------------     ------------      ----------     ----------       -----------
  Income before income taxes                              1,540           1,136            1,487            113             1,892
  Income tax expense                                        572             431              520             11               743
                                                  -------------     ------------      ----------     ----------       -----------
  Income before cumulative effect of a
     change in accounting principle                         968             705              967            102             1,149
  Cumulative effect on prior years of
     changing to a different method of
     accounting for income taxes                              -               -                -              -                 -
                                                  =============     ============      ==========      =========       ===========
  Net income                                      $         968     $        705      $      967      $     102       $     1,149
                                                  =============     ============      ==========      =========       ===========

Other selected data:
  Number of outstanding loans                             3,725           3,654            3,620          3,631             3,721
  Number of deposit accounts                              9,496          10,090            9,989         10,030            10,607
  Number of full-service offices open                         3               3                3              3                 3
  Return on average assets /(3)/                           0.67%           0.48%            0.49%          0.(8)             0.56%
  Return on average equity /(3)/                           8.35%           6.59%            6.70%          0.(8)             8.64%
  Average equity to average assets                         7.97%           7.27%            7.30%          7.29%             6.48%
  Interest rate spread /(4)/                               2.06%           1.70%            1.70%          1.54%             1.82%
  Net yield on average interest-
    earning assets /(5)/                                   2.47%           2.09%            2.09%          1.94%             2.16%
 Average interest-earning assets
    to average interest-bearing liabilities              108.43%         107.45%          107.52%        107.70%           107.12%
 Ratio of non-interest expense to
    average total assets /(3)/                             1.54%           1.49%            1.50%          2.(8)             1.42%
 Non-performing assets to total assets /(6)/               0.07%           0.14%            0.17%          0.07%             0.02%
 Non-performing loans to total gross loans /(6)/           0.08%           0.13%            0.21%          -                 -
 Allowance for loan losses to total loans                  0.77%           0.76%            0.77%          0.76%             0.72%
 Allowance for loan losses to
    non-performing loans /(6)/                              942%            449%             351%           935%            2,480%
 Provision for loan losses to total
    loans receivable, net /(3)/                               -               -                -              -                 -
 Net charge-offs(recoveries)  to average
    loans outstanding                                         -               -                -              -            (0.01)%
 Equity to total assets                                    8.10%           7.14%            7.33%          7.13%             6.65%



                                            At or for the Year Ended September 30,
                                            --------------------------------------
                                                    1994 (7)           1993 (7)
                                                  ----------           --------
                                                     (Dollars in Thousands)
Financial condition data:
  Total assets                                    $        200,712     $  172,384
  Investments /(1)/                                         39,742         21,871
  Loans receivable, net /(2)/                              156,297        145,533
  Deposits                                                 159,480        155,412
  Equity                                                    12,305          9,954

 Operating data:
  Interest income                                 $         11,952     $   11,772
  Interest expense                                           6,786          6,837
                                                  ----------------     ----------
  Net interest income                                        5,166          4,935
  Provision for loan losses                                      -              -
                                                  ----------------     ----------
  Net interest income after
     provision for loan losses                               5,166          4,935
  Non-interest income                                          675            861
  Non-interest expense                                       2,798          2,539
                                                  ----------------     ----------
  Income before income taxes                                 3,043          3,257
  Income tax expense                                         1,206          1,210
                                                  ----------------     ----------
  Income before cumulative effect of a
     change in accounting principle                          1,837          2,047
  Cumulative effect on prior years of
     changing to a different method of
     accounting for income taxes                               514              -
                                                  ================     ==========
  Net income                                      $          2,351     $    2,047
                                                  ================     ==========

Other selected data:
  Number of outstanding loans                                3,588          3,498
  Number of deposit accounts                                10,667         11,206
  Number of full-service offices open                            3              3
  Return on average assets /(3)/                              1.33%          1.30%
  Return on average equity /(3)/                             20.66%         22.26%
  Average equity to average assets                            6.43%          5.83%
  Interest rate spread /(4)/                                  2.65%          2.77%
  Net yield on average interest-
    earning assets /(5)/                                      3.01%          3.27%
 Average interest-earning assets
    to average interest-bearing liabilities                 105.97%        104.79%
 Ratio of non-interest expense to
    average total assets /(3)/                                1.58%          1.61%
 Non-performing assets to total assets /(6)/                  0.08%          0.10%
 Non-performing loans to total gross loans /(6)/              0.07%          0.01%
 Allowance for loan losses to total loans                     0.77%          0.83%
 Allowance for loan losses to
    non-performing loans /(6)/                                 763%           736%
 Provision for loan losses to total
    loans receivable, net /(3)/                                  -              -
 Net charge-offs(recoveries)  to average
    loans outstanding                                         0.01%         (0.05)%
 Equity to total assets                                       6.13%          5.77%

--------------------------------------------------------------
(1) Includes interest-bearing bank deposits, overnight and term fed funds-sold, certificates of deposit, FHLB stock and investment securities.
(2) "Loans receivable, net" represents gross loans less net deferred loan fees, undisbursed loan funds and allowances for loan losses.
(3)  Annualized for the nine months ended June 30, 1998 and 1997.
(4) The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.
(5) The net yield on average interest-earning assets represents net interest income as a percentage of average interest-earning assets.
(6) Non-performing assets include nonaccrual loans and accruing loans past due 90 days or more and foreclosed real estate.
(7) Ratios are derived from monthly balances except for ratios derived from period-end balances and are annualized where appropriate. Management does not believe the use of month-end balances has caused a material difference in the information provided.
(8) Excluding the one-time SAIF special assessment of $1,074,702 the return on average assets, the return on average equity, and the ratio of non-interest expense to average total assets would be 0.39%, 5.30%, and 1.49%, respectively.

                              RECENT DEVELOPMENTS

    The following summary of selected financial information and other data does not purport to be complete and is qualified in its entirety by reference to the detailed information and financial statements and accompanying notes appearing elsewhere in this Prospectus. Selected financial information as of September 30, 1997 has been derived from the audited financial statements of the Bank. Selected financial information as of September 30, 1998 and for the three months ended September 30, 1998 and 1997 has been derived from unaudited financial information. In the opinion of management, such information reflects all adjustments (which consist only of normal, recurring accruals), necessary for a fair presentation of the selected financial information and other data. The results of operations for the three months ended September 30, 1998 are not necessarily indicative of the results which may be expected for any other period.

                                                                     At September 30,
                                                               ----------------------------
                                                                      1998     1997
                                                               ----------------------------
                                                                  (Dollars in Thousands)
FINANCIAL CONDITION DATA:
   Total Assets                                                     $190,058      $199,616
   Investments/(1)/                                                   24,254        34,752
   Loans receivable, net                                             159,248       159,458
   Deposits                                                          161,549       160,493
   Borrowings                                                         10,000        22,000
   Equity                                                             15,972        14,629

                                                                  For the Three Months
                                                                   Ended September 30,
                                                               ----------------------------
                                                                 1998                 1997
                                                               ----------------------------
                                                                 (Dollars in Thousands)
OPERATING DATA:
   Interest income                                                  $  3,459      $  3,526
   Interest expense                                                    2,225         2,492
   Net interest income                                                 1,234         1,034
   Provision for loan losses                                               -             -
   Net interest income after provision for loan losses                 1,234         1,034
   Non-interest income                                                   136            82
   Non-interest expense                                                  818           765
   Income before income taxes                                            552           351
   Income tax expense                                                    187            89
                                                                    --------      --------
   Net income                                                       $    365      $    262
                                                                    ========      ========

                                                               At or For the Three Months
                                                            ---------------------------------
                                                                  Ended September 30,
                                                                   1998               1997
                                                            ----------------------------------
                                                                 (Dollars in Thousands)
ASSET QUALITY RATIOS:
   Non-performing assets to total assets/(3)/                      0.11%              0.17%
   Net chargeoffs (recoveries) to average loans outstanding           -                  -
   Allowance for loan losses to total loans                        0.77%              0.77%
   Allowance for loan losses to non-performing loans                613%               351%
KEY PERFORMANCE RATIOS:
   Return on average assets/(4)/                                   0.76%              0.52%
   Return on average equity/(4)/                                   8.91%              7.02%
   Interest rate spread/(5)/                                       2.28%              1.73%
   Average equity to average assets                                8.53%              7.40%
   Non-interest expense to average assets/ (4)/                    1.70%              1.52%
OTHER DATA:
   Number of outstanding loans                                    3,730              3,620
   Number of deposit accounts                                     9,418              9,989
   Number of full-service offices                                     3                  3


/(1)/ Includes interest-bearing bank deposits, overnight and term fed funds-sold, certificates of deposits, FHLB stock and investment securities.

/(2)/ "Loans receivable, net" represents gross loans less net deferred loans fees, undisbursed loan funds and allowances for loan losses.

/(3) /Non-performing assets include nonaccrual loans and accruing loans past due 90 days or more and foreclosed real estate.

/(4) / Annualized for the three months ended September 30, 1998 and 1997.

/(5)/ The interest rate spread represents the difference between weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF RECENT DEVELOPMENTS

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1998 AND 1997

     Total assets of the Bank decreased by $9.6 million from September 30, 1997,
and totaled $190.1 million at September 30, 1998.   Investments decreased $10.5
million to $24.3 million at September 30, 1998 from $34.8 million at September 30, 1997 primarily due to a decrease in borrowings. Deposits increased by $1.0 million to $161.5 million at September 30, 1998 from $160.5 million at September 30, 1997. Borrowings decreased by $12.0 million from $22.0 million at September 30, 1997 to $10.0 million at September 30, 1998. Equity increased by $1.3 million to $16.0 million at September 30, 1998, which is primarily attributable to the Bank's earnings during the twelve months ended September 30, 1998.

COMPARISON OF RESULTS OF OPERATION FOR THE THREE MONTHS SEPTEMBER 30, 1998 AND 1997

     Net earnings totaled approximately $365,000 for the three months ended September 30, 1998, as compared to $262,000 during the same quarter of 1997. Return on average assets and return on average equity for the three months ended September 30, 1998 were 0.76% and 8.93% on an annualized basis as compared to 0.52% and 7.02%, respectively, for the three-month period ended September 30, 1997.

     Net interest income increased 18.5% to $1.2 million during the three months ended September 30, 1998 as compared to $1.0 million during the three months ended September 30, 1997. This increase was a result of the $12.0 million dollar decrease in borrowings along with an increase in interest rate spread.

     Non-interest income increased $54,000 from $82,000 during the three months ended September 30, 1997 to $136,000 during the three months ended September 30, 1998 primarily due to an increase in gains on sale of loans. Non-interest expense increased $53,000 from $765,000 during the three months ended September 30, 1997 to $818,000 during the three months ended September 30, 1998 primarily due to increases in professional expenses and charitable contributions.

                                 RISK FACTORS

     THE FOLLOWING FACTORS, IN ADDITION TO THE INFORMATION PRESENTED ELSEWHERE IN THIS PROSPECTUS, SHOULD BE CONSIDERED BY INVESTORS BEFORE DECIDING WHETHER TO PURCHASE THE COMMON STOCK OFFERED HEREBY.

GEOGRAPHIC CONCENTRATION OF CREDIT RISK AND ORIGINATION POLICY OF THE BANK

     The Bank has no significant concentration of credit risk other than that a substantial portion of its loan portfolio (98.9%) is secured by real estate, either as primary or secondary collateral, located in Rowan and Iredell Counties, North Carolina, the Bank's primary market area. The economy of the Bank's primary market area is generally stable and diverse, however, no assurances can be given that such favorable economic conditions will continue. Accordingly, this geographic concentration of credit risk could have a material adverse effect on the Bank's financial condition and results of operations to the extent there is a material deterioration in that area's economy and real estate values. The lending strategy of the Bank has been directed toward the reduction of credit, collateral, and interest rate risks. This strategy has resulted in a high level of asset quality as evidenced by the low level of non-performing assets. There have been no loan charge-offs during the forty-five month period ended June 30, 1998 and non-performing loans as a percent of total gross loans have been at 0.21% or less. Adjustable rate loans have been emphasized as part of this strategy to reduce or minimize interest rate risk. Adjustable rate loans comprise 67% of the loan portfolio, net of deferred loan fees and undisbursed loan funds. This risk-averse lending strategy has resulted in high asset quality, but a yield on loans below industry standards.

     Strict underwriting standards and avoidance of mortgages on nonresidential and multi-family properties along with commercial and consumer loans have been an integral part of this strategy. Although this strategy has been the Board's policy in the past, it is the intent of the Board to consider and evaluate the possibilities of diversifying the loan portfolio to enhance yield. In order to diversify its operations and generate higher yielding loans, the Bank may be required to hire experienced personnel to originate additional loan products. See " BUSINESS OF THE BANK - Market Area" and "BUSINESS OF THE BANK - Lending Activities."

INTEREST RATE RISK

     The Bank's financial condition and operations are influenced significantly by general economic conditions, the related monetary and fiscal policies of the federal government and government regulations. Deposit flows and the cost of funds are influenced by interest rates of competing investments and general market interest rates. Lending activities are affected by the demand for mortgage financing and for consumer and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and by other factors affecting the supply of housing and the availability of funds.
The Bank's profitability depends largely on its net interest income, which is the difference between the interest income received from its interest-earning assets and the interest expense incurred in connection with its interest-bearing liabilities.

     Changes in the level of interest rates also affect the volume of loans originated or purchased by the Bank and, thus, the amount of loan and commitment fees, as well as the market value of the Bank's investment securities and other interest-earning assets. Changes in interest rates can also affect the average life of loans. Decreases in interest rates may result in increased prepayments of loans, as borrowers refinance to reduce borrowing costs.

When this occurs, the Bank is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on maturing loans or securities. Moreover, volatility in interest rates can also result in disintermediation, or flow of funds away from banks into direct investments such as U.S. Government and corporate securities which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than banks.

     The Bank has attempted to mitigate interest rate risk by originating adjustable rate mortgage loans. At June 30, 1998, out of $160.9 million total gross loans, net of deferred loan fees and undisbursed loan funds, in the Bank's portfolio, $107.7 million, or 67%, were adjustable. Furthermore, the Bank's adjustable loans contain periodic and lifetime interest rate adjustment limits which, in a rising rate environment, may prevent such loans from repricing to market interest rates. While management anticipates that adjustable rate mortgage loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable rate mortgage borrowers in a rising interest rate environment could potentially cause an increase in delinquencies and defaults. The Bank has not historically had an increase in such delinquencies and defaults on adjustable rate mortgage loans, but no assurance can be given that such delinquencies or defaults would not occur in the future. The marketability of the underlying property also may be adversely affected in a high interest rate environment. Moreover, the Bank's ability to originate or purchase adjustable rate mortgage loans is affected by changes in the level of interest rates and by market acceptance of terms of such loans. When the yield curve is relatively flat, as it currently is, borrowers generally tend to favor fixed rate loans over adjustable rate loans to hedge against future increases in interest rates.

     The Bank's results of operations would be adversely affected by a material prolonged increase in market interest rates. At June 30, 1998, assuming, for example, an instantaneous 200 basis point increase in market interest rates, the Bank's net portfolio value ("NPV") (the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts) would decrease approximately $2.41 million, or 13.01%. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Asset and Liability Management."

COMPETITION

     The Bank's market area is a highly competitive market, and the Bank faces significant competition both in attracting deposits and in originating loans. The Bank faces direct competition from a number of financial institutions, many with a state-wide or regional presence, and, in some cases, a national presence. Competition arises from other savings institutions, commercial banks, credit unions and other providers of financial services, many of which are significantly larger than the Bank and, therefore, have greater financial and marketing resources than the Bank. Management estimates that, based upon 1997 comparative data, the Bank had approximately 11.7% of the deposits in Salisbury, North Carolina and approximately 10.4% of the deposits in Rowan County. In addition, the Bank had approximately 8.0% of the deposits in Statesville and approximately 4.7% in Iredell County. See "BUSINESS OF THE BANK -- Competition."

TECHNOLOGY

     The rapid rate of technological change applicable to the banking industry poses significant challenges to the Bank. The ability to offer on-line banking services and other services which the market may require in the future is a major concern of the Bank's management.

ANTICIPATED LOW RETURN ON EQUITY FOLLOWING CONVERSION

     At June 30, 1998, the Bank's ratio of equity to total assets was 8.10%. On a pro forma basis at June 30, 1998, assuming the sale of 1,955,000 shares of Common Stock in the Conversion, the Company's ratio of equity to assets would have been 15.24%. With its higher capital position as a result of the Conversion, it is doubtful that the Company will be able to deploy quickly the capital raised in the Conversion in loans and other assets in a manner consistent with its business plan and operating philosophies and in a manner which will generate earnings to support its high capital position. The cost of the implementation of an ESOP, MRP and Option Plan following the Conversion are also expected to reduce the Company's return on equity. As a result, it is expected that the Company's return on equity initially will be below industry averages. Consequently, investors expecting a return on equity which will meet or exceed industry averages for the foreseeable future should carefully evaluate and consider the risk that such returns will not be achieved.

     Following the Conversion, the Company may consider plans to reduce capital if the opportunities to deploy it are not found. Such plans may include payment of cash dividends and repurchasing shares. Any such steps would be taken based on conditions as they exist following the Conversion and in compliance with applicable regulations which limit the Company's ability to pay dividends and repurchase its stock. See "USE OF PROCEEDS," "DIVIDEND POLICY" and "SUPERVISION AND REGULATION -- Regulation of the Company -- General" and "-- Dividend Limitations" and "SUPERVISION AND REGULATION -- Regulation of the Bank -- Limitations on Dividends and Other Capital Distributions."

LIMITED MARKET FOR THE COMMON STOCK

     The Company, as a newly organized company, has never issued capital stock, and consequently, there is no established market for the Common Stock at this time. The Company expects the Common Stock to be quoted on the Nasdaq Small-Cap Market under the symbol "ISFC". There can be no assurance that the Common Stock will in fact be listed, or will trade, on the Nasdaq Small-Cap Market. An active and liquid public trading market for the securities of any issuer, including the Common Stock, depends upon the presence in the marketplace of both willing buyers and willing sellers of the securities at any given time. Based on the midpoint of the Estimated Valuation Range, it is anticipated that, following completion of the Conversion, the Company will have approximately 1,700,000 shares of Common Stock issued and outstanding. Of that amount, 136,000 of such shares will be held by the ESOP and an additional 327,000 shares will be held by directors and executive officers of the Bank and the Company, limiting the number of shares held by the public. Due to the relatively small size of the Company's offering and the significant amount of stock expected to be held by management and the ESOP, it is unlikely that a stockholder base large enough to create an active trading market will develop and be maintained. Further, even if a market develops, there can be no assurance that the shares of Common Stock offered in the Conversion can be resold at or above the Purchase Price after completion of the Conversion. Purchasers of Common Stock should consider the potentially illiquid and long-term nature of their investment in the shares being offered hereby. The aggregate price of the Common Stock is based upon an independent appraisal of the pro forma market value of the Common Stock. However, there can be no assurance that an investor will be able to sell the Common Stock purchased in the Conversion at or above the purchase price.

INCREASE IN OVERHEAD EXPENSES

     After completion of the Conversion, the Company's noninterest expense is likely to increase as a result of the financial accounting, legal and tax expenses usually associated with operating as a public company. In addition, it is currently anticipated that the Company will record additional expense based on the proposed MRP. See "PRO FORMA DATA" and "MANAGEMENT OF THE BANK - Proposed Recognition Plan." Further, the Company will also record additional expense as a result of the adoption of the ESOP. See "MANAGEMENT OF THE BANK - Employee Stock Ownership Plan."

     In November 1993, the American Institute of Certified Public Accountants approved Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6, among other things, changes the measure of compensation recorded by employers from the cost of ESOP shares to the fair value of ESOP shares. Since the fair value of the shares following the Offerings cannot be predicted, the Company cannot reasonably estimate the impact of SOP 93-6 on its financial statements. While an increase in such fair value will cause an increase in ESOP-related expenses for accounting purposes, an increase in the fair value of the shares should not increase the actual out-of-pocket cost to the Company of the ESOP. Also, earnings per share may be increased as a result of the implementation of SOP 93-6 because only shares which have been committed to be released by the ESOP are included as outstanding shares in the computation. See "PRO FORMA DATA."

YEAR 2000 COMPLIANCE

     As the year 2000 approaches, an important business issue has emerged regarding how existing application software programs and operating systems can accommodate this date value. Some of the existing application software products were designed to accommodate only two-digits. For example, "96" is stored on the system and represents 1996. The Bank has been identifying potential problems associated with the "Year 2000" issue and has implemented a plan designed to ensure that all software used in connection with the Bank's business will manage and manipulate data involving the transition with data from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such data. The Bank has prepared a critical issues schedule with a time line and assigned responsibilities to address the Year 2000 problem. In addition, the Bank recognizes that its ability to be Year 2000 compliant is dependent upon the cooperation of its vendors. The Bank is requiring its computer systems and software vendors to represent that the products provided are or will be Year 2000 compliant and has planned a program of testing for compliance. The Bank has received representations from its primary third party vendors that they will have resolved any Year 2000 problems in their software by December 31, 1998 and anticipates that all of its vendors also will have resolved any Year 2000 problems in their software by that same date. All Year 2000 issues for the Bank, including testing, are expected to be addressed by December 31, 1998 and any problems would be remedied by June 30, 1999. The Bank also is preparing contingency plans in the event there are any system interruptions. The Bank's contingency plan is designed to ensure continued operation even in the event of a power failure. Telephone capability is being analyzed in conjunction with vendors. The same analysis and monitoring is being performed on the provider of security services. Additionally, the Bank intends to increase its vault currency well above normal levels to preclude any problems with delivery services. The Bank's vaults are mechanical and not subject to time or calendar failure. The Bank believes that its costs related to Year 2000 will be immaterial. There can be no assurances, however, that the contingency plan or the performance by the Bank's vendors will be effective to remedy all potential problems. To the extent the Bank's systems are not fully Year 2000 compliant, there can be no assurance that potential systems interruptions or the cost necessary to update software would not have a material adverse effect on the Bank's business, financial condition, results of operations and business prospects. The Bank's loan portfolio consists primarily of residential mortgage loans to individuals. These individuals generally are not affected by Year 2000 failures. The limited number of the Bank's commercial borrowers are being contacted to assure that timely payments will be made in January 2000. The Bank intends to amend its underwriting policies to address loan payment problems associated with a borrower as a result of a disruption in income or a commercial borrower's inability to make a timely payment.

COST AND POSSIBLE DILUTIVE EFFECT OF THE MRP AND OPTION PLAN

     It is expected that the stockholders of the Company will be asked to approve the Option Plan and the MRP at a meeting of stockholders to be held no sooner than 12 months after the Conversion. Under the MRP, directors and certain employees of the Bank are expected to be awarded an aggregate amount of Common Stock equal to 4% of the shares issued in the Conversion. Under the Option Plan, directors and certain employees of the Bank are expected to be granted options to purchase an aggregate amount of Common Stock equal to 10% of the shares issued in the Conversion at exercise prices equal to the market price of the Common Stock on the date of grants. Shares issued to directors and certain employees under the MRP and the Option Plan may be from authorized but unissued shares of Common Stock or they may be from shares purchased in the open market. In the event the shares issued under the MRP and the Option Plan consist of newly issued shares of Common Stock, the interests of existing stockholders would be diluted. If 1,955,000 shares of the Common Stock are issued in the Conversion, it is expected that options to acquire 195,500 shares of the Common Stock could be granted under the Option Plan, and awards of an additional 78,200 shares could be made under the MRP. At the maximum of the Estimated Valuation Range, if all shares under the MRP and the Option Plan were newly issued, the exercise price was $10.00 for the shares issued pursuant to the options, and all of the options were exercised, the number of outstanding shares of Common Stock would increase from 1,955,000 to 2,228,700, the pro forma book value per share of the outstanding Common Stock at June 30, 1998 would have been $15.52 compared with $16.29 if such plans did not exist, and the pro forma net income per share of the outstanding Common Stock for the nine months ended June 30, 1998 would have been $0.62 compared with $0.68 if such plans did not exist. The cost of the shares acquired by the MRP will be expensed over any vesting period set forth in the MRP. If 1,955,000 shares of Common Stock are issued in the Conversion and the MRP acquired 78,200 shares at a cost of $10.00 per share, the total annual pre-tax expense of the MRP would be $156,400 per year assuming a straight line amortization method over a five-year life. See "PRO FORMA DATA" and "MANAGEMENT OF THE BANK --Proposed Management Recognition Plan" and "--Proposed Option Plan."

ANTI-TAKEOVER CONSIDERATIONS

     PROVISIONS IN THE ARTICLES OF INCORPORATION AND BYLAWS. The Company's Articles of Incorporation and Bylaws contain certain provisions that may discourage attempts to acquire control of the Company that are not negotiated with the Company's Board of Directors. These provisions may result in the Company being less attractive to a potential acquiror and may result in stockholders receiving less for their shares than otherwise might be available in the event of a takeover attempt. In addition, these provisions may have the effect of discouraging takeover attempts that some stockholders might deem to be in their best interests, including takeover proposals in which stockholders might receive a premium for their shares over the then-current market price, as well as making it more difficult for individual stockholders or a group of stockholders to elect directors or to remove incumbent management. The Company's Board of Directors believes, however, that these provisions are in the best interests of the Company and its stockholders because such provisions encourage potential acquirors to negotiate directly with the Board of Directors, which the Board of Directors believes is in the best position to act on behalf of all stockholders.

     These provisions include, among others, that (1) the Board of Directors has the authority to change the number of directors within a range from five to 15;
(2) stockholders who intend to nominate a candidate for election to the Board of Directors must give advance notice to the Secretary of the Company; (3) terms for directors will be staggered at any time that the number of directors is equal to or exceeds nine; (4) certain merger, consolidation, or other business combinations (as defined in the Articles of Incorporation) must receive the affirmative vote of at least 75% of the Continuing Directors (as defined in the Articles of Incorporation); (5) special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer, the President or by the Board of Directors and (6) directors may be removed from office prior to the end of their term only for cause.

     In addition, the Articles of Incorporation do not provide for cumulative voting for any purpose. As a result, a majority of shareholders will be able to approve matters presented to the shareholders for consideration, except such matters as require more than a majority vote for approval. The Company's Articles of Incorporation state that the Board of Directors, without the approval of the stockholders, may authorize the issuance of shares of preferred stock with such voting rights, designations, preferences, limitations and relative rights as the Board of Directors shall determine. As a result, the Board of Directors has the power, to the extent consistent with its fiduciary duties, to issue preferred stock to persons friendly to management or otherwise in order to impede attempts by third parties to acquire voting control of the Company and to impede other transactions not favored by management. The amended Charter and Bylaws of the Bank upon its conversion to stock form also contain certain provisions that might discourage potential takeover attempts of the Bank. See "RESTRICTIONS ON ACQUISITION OF THE COMPANY."

     REGULATORY PROVISIONS. Regulations of the OTS contain provisions that, for a period of three years after the Conversion is consummated, prohibit any person from directly or indirectly acquiring or offering to acquire beneficial ownership of more than 10% of any class of equity security of the Company or the Bank without the prior approval of the OTS. Federal law also requires OTS approval prior to the acquisition of "control" (as defined in OTS regulations) of an insured institution, including a holding company thereof. See "RESTRICTIONS ON ACQUISITION OF THE COMPANY."

     VOTING CONTROL OF OFFICERS, DIRECTORS AND EMPLOYEES. Directors and executive officers of the Bank and the Company and their associates expect to purchase approximately 22.63% to 16.73% of the shares of Common

Stock issued in the Conversion based upon the minimum and the maximum of the Estimated Valuation Range, respectively. See "ANTICIPATED STOCK PURCHASES BY MANAGEMENT."

     In addition, it is expected that the ESOP will acquire a number of shares equal to 8% of the shares issued in the Conversion. Employees will vote the shares allocated to them under the ESOP. The ESOP trustees (directors of the Bank) will vote unallocated shares, and allocated shares for which no voting instructions have been received, in their discretion, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     Under the proposed MRP, if approved by the stockholders of the Company, a number of shares equal to 4% of the shares issued in the Conversion could be issued to directors and certain employees of the Bank. Such shares could be purchased in the open market or could be issued out of authorized but unissued shares. Recipients of shares under the MRP will have voting control over such shares regardless of whether such shares have vested. See "MANAGEMENT OF THE BANK -- Proposed Management Recognition Plan." Under the proposed Option Plan, if approved by the stockholders of the Company, directors and certain employees of the Bank could receive options to purchase a number of shares equal to 10% of the shares issued in the Conversion. Shares to fund such options could be acquired in the open market or could be acquired through the issuance of authorized but unissued shares. See "MANAGEMENT OF THE BANK -- Proposed Option Plan."

     If (i) the Option Plan is approved by the stockholders of the Company at a meeting held no sooner than 12 months following the Conversion and all of the stock options which could be granted to directors and executive officers under the Option Plan are granted and all option shares are acquired in the open market, (ii) the MRP is approved by the stockholders of the Company at a meeting held no sooner than 12 months following the Conversion, all of the MRP shares which could be granted to directors and executive officers are granted and issued and all such shares are acquired in the open market, (iii) the ESOP acquires 8% of the shares issued in the Conversion and none of such shares are allocated, and (iv) the Company did not issue any additional shares of its Common Stock, the shares held by directors and executive officers and their associates as a group, including (a) shares purchased outright in the Conversion, (b) shares purchased by the ESOP, (c) shares purchased pursuant to the Option Plan and (d) shares granted under the MRP, would give such persons effective control over as much as 44.63% or 38.73%, at the minimum and maximum of the Estimated Valuation Range, respectively, of the Common Stock issued and outstanding.

     Because the Company's Articles of Incorporation requires the affirmative vote of 75% of the outstanding shares entitled to vote in order to approve certain mergers, consolidations or other business combinations, the directors, officers and employees, as a group, could potentially block such transactions. See "RESTRICTIONS ON ACQUISITION OF THE COMPANY -- Supermajority Voting Provisions."

     AGREEMENTS WITH EMPLOYEES. In connection with the Conversion, the Bank will enter into an employment agreement with Ronald E. Bostian, President and Chief Executive Officer. See "MANAGEMENT OF THE BANK -- Employment Agreement." In addition, the Bank intends to adopt a Severance Plan which would benefit its employees in the event there is a change in control of the Company or the Bank. See "MANAGEMENT OF THE BANK -- Severance Plan." The existence of the employment agreement and severance plan may tend to discourage mergers, consolidations, acquisitions or other transactions that would result in a change in control of the Company or the Bank. See "RESTRICTIONS ON ACQUISITION OF THE COMPANY -- Anti-Takeover Effect of Employment Agreement and Benefit Plans."

REGULATORY OVERSIGHT

     The Bank is subject to extensive regulation, supervision and examination by the OTS as its chartering authority and primary federal regulator, and by the FDIC, which insures its deposits up to applicable limits. The Bank is a member of the FHLB of Atlanta and is subject to certain limited regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As the savings and loan holding company of the Bank, the Company will be subject to regulation and oversight by the OTS. See "SUPERVISION AND REGULATION." Such regulation and supervision governs the activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities which are intended to strengthen the financial condition of the banking industry, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. See "SUPERVISION AND REGULATION -- Federal Regulation of the Bank". Any change in such regulation and oversight, whether by the OTS, the Federal Reserve Board, the FDIC or Congress, could have a material impact on the Company, the Bank and their respective operations.

     The U.S. Congress is expected to consider legislation that may eliminate the thrift industry as a separate industry. The Deposit Insurance Funds Act of 1996 ("DIF Act") provides that the SAIF will be merged with the Bank Insurance Fund ("BIF") on January 1, 1999, but only if there are no thrift institutions in existence. The DIF Act requires the Treasury Department to study the development of a common charter for banks and thrifts and to submit a report of its finding to Congress, which the Treasury Department has done. The Company cannot predict whether any legislation will result from this process or what any such legislation may provide. If Congress does not act to end the separate existence of the thrift industry, the merger of the SAIF and BIF contemplated by the DIF Act will not occur, without some amendment of the DIF Act. Although the SAIF currently meets its statutory reserve ratios, there can be no assurance that it will continue to do so. The financial burden of any future recapitalization of the SAIF, if imposed solely on insured savings associations, would fall on a smaller assessment base than in the past. This could increase the burden on individual institutions, including the Bank. See "REGULATION AND SUPERVISION."



BEST EFFORTS OFFERING

     The Bank and the Company have engaged Trident Securities to consult with and advise the Bank and the Company with respect to the Conversion and to assist, on a best-efforts basis, in connection with the solicitation of subscriptions and purchase orders for shares of Common Stock in the Offerings. Trident Securities is under no obligation to purchase any shares of Common Stock in any of the Offerings. Trident Securities has not prepared or delivered any opinion or recommendation with respect to the appropriateness of the amount of Common Stock to be issued in the Conversion. Trident Securities has not prepared any fairness opinion with respect to the terms of the Offerings or any opinion with respect to the price at which shares of Common Stock may trade.

POSSIBLE ADVERSE INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OF SUBSCRIPTION RIGHTS

     If the Subscription Rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members of the Bank are deemed to have an ascertainable value, receipt of such rights may be a taxable event (either as capital gain or ordinary income), to those Eligible Account Holders, Supplemental Eligible Account Holders or Other Members who receive and/or exercise the Subscription Rights in an amount equal to such value.
Additionally, the Bank could be required to recognize a gain for tax purposes on such distribution. Whether Subscription Rights are considered to have ascertainable value is an inherently factual determination. The Bank has been advised by Ferguson that such rights have no value; however, Ferguson's conclusion is not binding on the Internal Revenue Service ("IRS"). See "THE CONVERSION - Effects of Conversion - Income Tax Consequences."

                      INNES STREET FINANCIAL CORPORATION

     The Company was incorporated under North Carolina law on July 6, 1998 at the direction of the Bank for the purpose of acquiring and holding all of the outstanding capital stock of the Bank to be issued in connection with the Conversion. The Company has received conditional approval from the OTS to become a savings and loan holding company and as such will be subject to regulation by the OTS. The holding company structure will give the Company greater flexibility than the Bank currently has to expand and diversify its business activities, although there are no current plans regarding expansion or diversification. See "SUPERVISION AND REGULATION --Regulation of the Company."

     Prior to completion of the Conversion, the Company will not own any material assets or transact any material business. Upon completion of the Conversion, on an unconsolidated basis, the Company will have no significant assets other than the stock of the Bank acquired in the Conversion, the loan receivable with respect to the loan made to the ESOP to enable the ESOP to purchase shares of Common Stock in the Conversion, and the portion of the net proceeds from the sale of Common Stock in the Conversion which are retained by it. The Company will have no significant liabilities upon completion of the Conversion. The management of the Company is set forth under "MANAGEMENT OF THE COMPANY." The executive office of the Company is located at the headquarters office of the Bank at 401 West Innes Street, Salisbury, North Carolina.

     The existing management of the Company believes that it will be in the best interests of the Company, the Bank and the Company's stockholders for the Company to remain an independent company.

                              CITIZENS BANK, FSB

     The Bank, organized in 1907, converted from a North Carolina chartered mutual savings bank to a federally-chartered mutual savings bank, effective September 2, 1998. The deposits of the Bank are insured by the SAIF of the FDIC to the maximum amount permitted by law.

     The Bank is a member of the FHLB of Atlanta, which is one of the twelve regional banks for federally insured savings institutions and other eligible members comprising the FHLB system. As a federally-chartered savings bank, the Bank is regulated by the OTS. The Bank is also subject to regulations of the FDIC with respect to certain other matters. See "SUPERVISION AND REGULATION -- Regulation of the Company" and "--Regulation of the Bank."

     The Bank conducts business through its three full service offices in Salisbury, Rockwell and Statesville, North Carolina. The Bank's primary market area encompasses the communities within an approximately 10-mile radius of its offices in Rowan and Iredell Counties, North Carolina. At June 30, 1998, the Bank had total assets of $192.7 million, net loans of $159.7 million, deposits of $159.8 million and equity of $15.6 million.

     The Bank is a community-oriented financial institution that offers a variety of financial services to meet the needs of the communities it serves. The Bank is principally engaged in the business of attracting deposits from the general public and using such deposits primarily to make one-to-four family residential real estate loans and, to a lesser extent, multi-family residential, nonresidential loans, construction and development loans, home equity loans, commercial and consumer loans and other investments.

     Revenues of the Bank are derived primarily from interest on loans. The Bank receives interest income from its investments and interest-earning deposit balances. The Bank also receives non-interest income from transaction and service fees and other sources. The major expenses of the Bank are interest on deposits and general and administrative expenses such as compensation and employee benefits, office occupancy costs, data processing, advertising expenses and federal deposit insurance premiums.

                                USE OF PROCEEDS

     Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed, it is presently estimated that such net proceeds will be between $13.6 million and $18.6 million, based on the current Estimated Valuation Range. If the gross proceeds of the shares sold are increased to 15% above the maximum of the Estimated Valuation Range, it is estimated that net proceeds will be $21.4 million. See "PRO FORMA DATA" for the assumptions used to arrive at these amounts. The actual net proceeds may vary materially from the estimated amounts described herein. The estimated amount of net proceeds includes proceeds from the sale of the shares which are expected to be purchased by the ESOP in the Subscription Offering at $10.00 per share with funds borrowed from the Company. The amount loaned to the ESOP to enable such purchases is estimated to range from $1,156,000 (if 1,445,000 shares are issued) to $1,564,000 (if 1,955,000 shares are issued). See "MANAGEMENT OF THE BANK -- Employee Stock Ownership Plan."

     The Company has received conditional OTS approval to purchase all of the capital stock of the Bank to be issued in the Conversion in exchange for 50% of the net proceeds of the Offering. The Company expects to use the portion of the net proceeds it retains to make a loan to the ESOP to fund its purchase of 8% of the shares of Common Stock sold in the Conversion and to use the remainder of the net proceeds for working capital and investment purposes. The Company does not expect to have significant operating expenses and anticipates that it will initially invest the net proceeds it retains primarily in interest-earning deposits, U.S. government, federal agency and other marketable securities and mortgage-backed securities. The types and amounts of such investments will vary from time to time based upon the interest rate environment, asset/liability mix considerations and other factors.

     Net proceeds paid to the Bank will become part of the Bank's general funds and will be invested primarily in mortgage, consumer and other loans, and investments consisting primarily of interest-earning deposit balances, U.S. government and federal agency obligations and other marketable securities in accordance with the Bank's lending and investment policies. The relative amounts to be invested in each of these types of investments will depend upon loan demand, rates of return and asset/liability matching considerations at the time the investments are to be made. Management is not able to predict the yields which will be produced by the investment of the proceeds of the Offerings because such yields will be significantly influenced by general economic conditions and the interest rate environment existing at the time the investments are made. Remaining net proceeds paid to the Bank will be used for general corporate purposes.

     The proceeds of the Offerings will result in an increase in the Bank's net worth and regulatory capital and may enhance the potential for growth through increased lending and investment activities, branch expansion, ATMs or otherwise. The net proceeds retained by the Company could be used to support the future expansion of operations of the Company through the opening of one or more branch offices in or near the Bank's primary market area. The Bank has no current plans to open any additional offices. Payments for shares of Common Stock of the Company made through the withdrawal of existing deposit accounts at the Bank will not result in the receipt of new funds for investment by the Bank.

     The proceeds may also be utilized by the Company to repurchase (at prices which may be above or below the initial offering price) shares of the Common Stock through an open market repurchase program subject to limitations contained in OTS regulations, although the Company currently has no specific plan to repurchase any of its stock. In the future, the Board of Directors of the Company will make decisions on the repurchase of the Common Stock based on its view of the appropriateness of the price of the Common Stock as well as the Company's and the Bank's investment opportunities and capital needs. Under current OTS regulations, no repurchases may be made within the first year following Conversion except with OTS approval under "exceptional circumstances." During the second and third years following Conversion, OTS regulations permit, subject to certain limitations, the repurchase of up to five percent of the outstanding shares of stock during each twelve-month period with a greater amount permitted with OTS approval. In general, the OTS regulations do not restrict repurchases thereafter, other than limits on the Bank's ability to pay dividends to the Company to fund the repurchase. For a description of the restrictions on the Bank's ability to provide the Company with funds through dividends or other distributions, see "DIVIDEND POLICY" and "SUPERVISION AND REGULATION --Regulation of the Company -- Dividend and Repurchase Limitations."

     The Company and the Bank have no present intention to file consolidated tax returns which will preserve for the Company the ability to use a portion of the proceeds to make a return of capital in the future. However, the Company has not made any decision to pay such a return of capital. In accordance with OTS policy, the Company and the Bank will take no actions in furtherance of the payment of a return of capital, including filing a private letter ruling request with the IRS regarding the tax-free nature of a possible one time cash distribution to the Company's stockholders, for a period of one year following the Conversion. See "DIVIDEND POLICY."

     At any time following approval of the MRP by the Company's stockholders, it is expected that the MRP may acquire a number of shares of Common Stock equal to 4% of the number of shares issued in the Conversion. See "MANAGEMENT OF THE BANK -- Proposed Management Recognition Plan." Such shares may be acquired in the open market or acquired through the Company's issuance of authorized but unissued shares. In the event shares are acquired in the open market, the funds for such purchase may be provided by the Bank from the proceeds of the Conversion. It is estimated that between 57,800 and 78,200 shares may be acquired by the MRP, assuming the issuance of between 1,445,000 and 1,955,000 shares, respectively, in the Conversion. If all such shares were acquired by the MRP in the open market, and if such shares were acquired at a price of $10.00 per share, the Bank would contribute between $578,000 and $782,000, respectively, to the MRP for this purpose.


                                DIVIDEND POLICY

     Upon Conversion, the Board of Directors of the Company anticipates paying quarterly dividends on the Common Stock, subject to statutory and regulatory requirements, at an initial quarterly rate of $0.05 per share (or an annual rate of $0.20 per share, which is equal to 2% of the Purchase Price for the Common Stock in the Conversion). In addition, the Board of Directors may determine from time to time that it is prudent to pay special nonrecurring cash dividends. Special cash dividends, if paid, may be in addition to, or in lieu of, regular cash dividends. The Company's Board of Directors will periodically review its policy concerning dividends. Declarations of dividends, if any, by the Board of Directors will depend upon a number of factors, including investment opportunities available to the Company and the Bank, capital requirements, regulatory limitations, the Company's and the Bank's results of operations and financial condition, tax considerations and general economic conditions. Upon review of such considerations, the Board of Directors of the Company may authorize dividends to be paid in the future if it deems such payment appropriate and in compliance with applicable law and regulation. No assurances can be given that any dividends will in fact be paid on the Common Stock or, if dividends are paid, that they will not be reduced or discontinued in the future.

     The sources of income to the Company initially will consist of earnings on the capital retained by the Company and dividends paid by the Bank to the Company, if any. Consequently, future declarations of cash dividends by the Company may depend upon dividend payments by the Bank to the Company, which payments are subject to various restrictions. The Bank, like all savings banks regulated by the OTS, is subject to certain restrictions on the payment of dividends based on its net income, its capital in excess of the regulatory capital requirements and the amount of regulatory capital required for the liquidation account to be established in connection with the Conversion. See "SUPERVISION AND REGULATION -- Regulation of the Bank --Limitations on Dividends and Other Capital Distributions." See "THE CONVERSION -- Effects of Conversion --Liquidation Rights". Also, see "TAXATION -- Federal Income Taxation" for a discussion of federal income tax provisions that may limit the ability of the Bank to pay dividends to the Company without incurring a recapture tax.

                            MARKET FOR COMMON STOCK

     The Company has never issued its Common Stock to the public. Consequently, there is no established market for the Common Stock. The Company expects the Common Stock to be quoted on the Nasdaq Small-Cap Market under the symbol "ISFC" subject to certain conditions which it believes will be met, including a minimum market capitalization and minimum number of market makers and stockholders of record. If the Common Stock does not qualify for quotation on the Nasdaq Small-Cap Market, the Company expects it to be quoted on the OTC Electronic Bulletin Board. Trident Securities is expected to make a market in the Common Stock following consummation of the Conversion and will assist the Company in seeking to encourage at least two additional market makers to establish and maintain a market in the Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Due to the amount of Common Stock to be issued in the Conversion, the Company cannot assure investors that the conditions for quotation on the Nasdaq Small-Cap Market or the OTC Electronic Bulletin Board will be satisfied.

     An active and liquid public trading market for the securities of any issuer, including the Common Stock, depends upon the presence in the marketplace of both willing buyers and willing sellers of the securities at any given time. Due to the size of the Company's Offering (1,700,000 shares at the midpoint of the Valuation Range), it is unlikely that a stockholder base large enough to create an active trading market will develop and be maintained. Further, even if a market develops, there can be no assurance that the shares of Common Stock offered in the Conversion can be resold at or above the purchase price after completion of the Conversion. Purchasers of Common Stock should consider the potentially illiquid and long-term nature of their investment in the shares being offered hereby. The aggregate price of the Common Stock is based upon an independent appraisal of the pro forma market value of the Common Stock. However, there can be no assurance that an investor will be able to sell the Common Stock purchased in the Conversion at or above the purchase price. See "RISK FACTORS".

                                CAPITALIZATION

     The following tables present the historical capitalization of the Bank at June 30, 1998 and the pro forma capitalization of the Company at such dates after giving effect to the sale of the Common Stock and application of the assumptions set forth under "PRO FORMA DATA," assuming that 1,445,000, 1,700,000, 1,955,000 and 2,248,250 shares of Common stock are sold at $10.00 per share (the minimum, midpoint, maximum and 15% above the maximum of the current Estimated Valuation Range). A change in the number of shares issued in the Conversion may materially affect such pro forma capitalization. See "USE OF PROCEEDS" and "THE CONVERSION -- Purchase Price of Common Stock and Number of Shares Offered."

                                                                       COMPANY PRO FORMA CAPITALIZATION AT JUNE 30, 1998
                                                                                        BASED UPON SALE OF
                                                             ----------------------------------------------------------------------
                                             CAPITALIZATION     1,445,000          1,700,000        1,955,000         1,955,000
                                                OF BANK         SHARES AT          SHARES AT        SHARES AT         SHARES AT
                                               AT 6-30-98    $10.00 PER SHARE  $10.00 PER SHARE  $10.00 PER SHARE  $10.00 PER SHARE
                                               ----------    ----------------  ----------------  ----------------  ----------------
                                                                                (IN THOUSANDS)
Deposits                                         $159,819            $159,819          $159,819          $159,819          $159,819
Borrowings                                         13,000              13,000            13,000            13,000            13,000
                                                 --------            --------          --------          --------          --------
  Total Deposits and Borrowings/(2)/             $172,819            $172,819          $172,819          $172,819          $172,819
                                                 ========            ========          ========          ========          ========
Stockholders' equity
  Common stock, no par value:
    Authorized shares: 20,000,000
      Assumed outstanding  shares as
       shown in column headings                  $     --            $     --          $     --          $     --          $     --
  Preferred stock:
    Authorized shares: 5,000,000
      No shares outstanding                            --                  --                --                --                --
Additional paid-in capital                                             13,584            16,080            18,577            21,449
Less:  Common stock to be acquired
 by the ESOP/(3)/                                                      (1,156)           (1,360)           (1,564)           (1,799)

Less:  Common stock to be acquired
 by the MRP/(3)/                                       --                (578)             (680)             (782)             (899)


Retained earnings - substantially
 restricted                                        15,491              15,491            15,491            15,491            15,491
Net unrealized gains on available
 for sale securities                                  120                 120               120               120               120
                                                 --------            --------          --------          --------          --------
          Total equity                           $ 15,611            $ 27,461          $ 29,651          $ 31,842          $ 34,362
                                                 ========            ========          ========          ========          ========

____________________
(1) Represents the number of shares of Common Stock that would be issued in the Conversion after giving effect to a 15% increase in maximum valuation in the Estimated Valuation Range.

(2) Withdrawals from deposit accounts for the purchase of Common Stock are not reflected. Any such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3) Assumes that 8% of the shares of Common Stock offered hereby will be purchased by the ESOP in the Conversion. The funds used to acquire the ESOP shares will be borrowed from the Company. Additionally, assumes that, after the Conversion, a number of shares equal to 4% of the shares of Common Stock offered hereby will be purchased by the MRP with funds contributed by the Bank. The Common Stock acquired by both the ESOP and the MRP is reflected as a reduction of stockholders' equity. See "MANAGEMENT OF THE BANK -- Employee Stock Ownership Plan" and "-- Proposed Management Recognition Plan."

                                PRO FORMA DATA


     The actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed. However, net proceeds are currently estimated to be between $13.6 million and $21.4 million (including net proceeds from shares expected to be purchased by the ESOP with funds borrowed from the Company), based upon the following assumptions: (i) 30.6%, 27.2%, 24.7% and 22.5% of the Common Stock sold in the Conversion at the minimum, midpoint, maximum and 15% above the maximum, respectively, of the Estimated Valuation Range will be sold to the ESOP, directors and executive officers and their associates (and that Trident Securities will not receive certain compensation with respect to such sales), and none of the shares of Common Stock will be sold in any Syndicated Offering pursuant to selected dealer agreements;
(ii) fees will be payable to Trident Securities with respect to the Subscription and Offerings as described in "THE CONVERSION -- Marketing Arrangements;" and
(iii) Conversion expenses, excluding the fees and commissions to Trident Securities, will be approximately $626,000. Actual net proceeds may vary depending upon the number of shares sold to the ESOP and to directors, executive officers and their associates, the number of shares, if any, sold in the Syndicated Offering pursuant to selected dealer arrangements and the actual expenses of the Conversion. Payments for shares made through withdrawals from the existing Bank deposit accounts will not result in the receipt of new funds for investment by the Bank. However, capital will increase and interest-bearing liabilities will decrease by the amount of such withdrawals. See "THE CONVERSION -- Purchase Price of Common Stock and Number of Shares Offered."

     Under the Plan, the Common Stock must be sold at an aggregate price equal to not less than the minimum nor more than the maximum of the Estimated Valuation Range based upon an independent appraisal. The Estimated Valuation Range as of October 16, 1998 is from a minimum of $14,450,000 to a maximum of $19,550,000 with a midpoint of $17,000,000. However, with the consent of the OTS, the aggregate price of the Common Stock sold may be increased to up to 15% above the maximum of the Estimated Valuation Range, or to $22,482,500, without a resolicitation and without any right to cancel, rescind or change subscription orders, to reflect changes in market and financial conditions following commencement of the Subscription Offering. See "THE CONVERSION -- Purchase Price of Common Stock and Number of Shares Offered."

     Pro forma consolidated net income and book value of the Company at or for the nine months ended June 30, 1998 and the year ended September 30, 1997 have been based upon the following assumptions: (i) the sale of shares of Common Stock in connection with the Conversion occurred at October 1, 1997 for the nine months ended June 30, 1998, and at October 1, 1996 for the year ended September 30, 1997, and yielded net proceeds available for investment of approximately $13.6 million, $16.1 million, $18.6 million and $21.4 million(based upon the issuance of 1,445,000, 1,700,000, 1,955,000 and 2,248,250 shares, respectively, at $10.00 per share) on such dates; and (ii) such net proceeds were invested on a consolidated basis at the beginning of the period at a yield of 5.40% and 5.45%, which represents the average one-year treasury rate for the last week of June 1998 and September 1997, respectively. The Company did not use the arithmetic average of the Bank's weighted-average yield on interest-earning assets and weighted-average interest rate paid on deposits during the nine months ended June 30, 1998 or the year ended September 30, 1997. Management believes that the one-year Treasury rate is a more appropriate rate for purposes of preparing the pro forma data because proceeds from the Conversion are expected to be initially invested in instruments with similar yields and maturities. The effect of withdrawals from deposit accounts for the purchase of Common Stock has not been reflected. Such withdrawals have no effect on pro forma stockholders' equity, and management does not believe that such withdrawals will have a material impact on pro forma net income or pro forma net income per share. In calculating pro forma net income for the nine months ended June 30, 1998 and year ended September 30, 1997, an effective combined federal and state income tax rate of 38% has been assumed, resulting in a yield after
taxes of 3.35% and 3.38%, respectively.   Historical and pro forma per share
amounts have been calculated by dividing the Bank's historical amounts and the Company's pro forma amounts by the indicated number of shares of Common Stock, assuming that such number of shares had been outstanding during the entire period.

     THE FOLLOWING PRO FORMA INFORMATION IS NOT INTENDED TO REPRESENT THE MARKET VALUE OF THE COMMON STOCK, THE VALUE OF NET ASSETS AND LIABILITIES OR OF FUTURE RESULTS OF OPERATIONS. THE ASSUMPTION REGARDING INVESTMENT YIELDS SHOULD NOT BE CONSIDERED INDICATIVE OF ACTUAL YIELDS FOR FUTURE PERIODS. THE FOLLOWING INFORMATION IS NOT INTENDED TO BE USED AS A BASIS FOR PROJECTION OF RESULTS OF OPERATIONS FOR FUTURE PERIODS.

                                                                    At or For the Nine Months Ended  June 30, 1998
                                                        1,445,000            1,700,000             1,955,000          2,248,250
                                                    shares at $10.00     shares at $10.00      shares at $10.00   shares at $10.00
                                                       per share             per share            per share          per share
                                                       (Minimum)            (Midpoint)            (Maximum)        (Adj. Maximum)
                                                    ----------------   ---------------------   ----------------   ----------------
                                                                   (Dollars in Thousands, except per share amounts)
Gross proceeds                                            $   14,450          $       17,000         $   19,550         $   22,483
Less Offering expenses and commissions                          (866)                   (920)              (973)            (1,034)
                                                          ----------          --------------         ----------         ----------
  Estimated net Conversion proceeds                           13,584                  16,080             18,577             21,449
  Less shares to be acquired by ESOP/(1)/                     (1,156)                 (1,360)            (1,564)            (1,799)
  Less shares to be acquired by MRP/(2)/                        (578)                   (680)              (782)             ( 899)
                                                          ----------          --------------         ----------         ----------
  Adjusted estimated net Conversion proceeds              $   11,850          $       14,040         $   16,231         $   18,751
                                                          ==========          ==============         ==========         ==========
Pro forma net income:
  Historical net income                                   $      968          $          968         $      968         $      968
  Pro Forma adjustments:
    Pro forma income on net proceeds                             298                     353                408                471
    Pro forma ESOP adjustments/(1)/                              (54)                    (63)               (73)               (84)
    Pro forma MRP adjustments/(2)/                               (54)                    (63)               (73)               (84)
                                                          ----------          --------------         ----------         ----------
      Pro forma net income                                $    1,158          $        1,194         $    1,230         $    1,272
                                                          ==========          ==============         ==========         ==========
Pro forma net income per share/(4)/:
  Historical net income per share                         $     0.72          $         0.61         $     0.53         $     0.46
  Pro forma adjustments:
    Pro forma income on net proceeds                            0.22                    0.22               0.22               0.23
    Pro forma ESOP adjustments/(1)/                            (0.04)                  (0.04)             (0.04)             (0.04)
    Pro forma MRP adjustments/(2)/                             (0.04)                  (0.04)             (0.04)             (0.04)
                                                          ----------          --------------         ----------         ----------
      Pro forma net income per share(1) (2) (3) (5)       $     0.86          $         0.76         $     0.68         $     0.61
                                                          ==========          ==============         ==========         ==========
Number of shares used in calculating income per
 share /(5)/                                               1,340,960               1,577,600          1,814,240          2,086,376
                                                          ==========          ==============         ==========         ==========

Pro forma stockholders' equity (book value)/(4)/:

  Historical retained earnings                            $   15,611          $       15,611         $   15,611         $   15,611
  Estimated net Conversion proceeds                           13,584                  16,080             18,577             21,449
  Less shares to be acquired by:
    ESOP/(1)/                                                 (1,156)                 (1,360)            (1,564)            (1,799)
    MRP/(2)/                                                    (578)                   (680)              (782)              (899)
                                                          ----------          --------------         ----------         ----------
      Pro forma stockholders' equity/(4)/                 $   27,461          $       29,651         $   31,842         $   34,362
                                                          ==========          ==============         ==========         ==========
Pro forma stockholders' equity per share/(5)/:
  Historical retained earnings                            $    10.80          $         9.18         $     7.99         $     6.94
  Estimated net Conversion proceeds                             9.40                    9.46               9.50               9.54
  Less shares to be acquired by:
    ESOP/(1)/                                                  (0.80)                  (0.80)             (0.80)             (0.80)
    MRP/(2)/                                                   (0.40)                  (0.40)             (0.40)             (0.40)
                                                          ----------          --------------         ----------         ----------
      Pro forma stockholders' equity per share/(5)/       $    19.00          $        17.44         $    16.29         $    15.28
                                                          ==========          ==============         ==========         ==========

Pro forma price to book value                                   52.6%                   57.3%              61.4%              65.4%
Pro forma price to earnings (P/E ratio) /(6)/                   8.7x                    9.9x              11.0x              12.3x
Number of shares used to calculate stockholders'
 equity per share/(4)/                                     1,445,000               1,700,000          1,955,000          2,248,250
                                                          ==========          ==============         ==========         ==========

_________________________________________

(1) It is assumed that 8% of the shares of Common Stock in the Conversion will be purchased by the ESOP. For purposes of this table, the funds used to acquire such shares are assumed to have been loaned to the ESOP by the Company. The amount loaned is reflected as a reduction of stockholders' equity. The Bank intends to make annual contributions to the ESOP over a ten-year period in an amount at least equal to the principal and interest requirements of the loan. The Bank's total annual payment of the ESOP loan is based upon ten equal annual installments of principal. The pro forma net income assumes: (i) that the Bank's contribution to the ESOP for the principal portion of the debt service requirement for the nine months ended June 30, 1998 was made at the end of the period, (ii) that 11,560, 13,600, 15,640 and 17,986 shares at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, were committed to be released during the nine months ended June 30, 1998 at an average fair value of $10.00 per share and were accounted for as a charge to expense in accordance with Statement of Position ("SOP") No. 93-6 (prorated over the September 30, 1998 year), net of income tax at an assumed combined federal and state rate of 38%. See "MANAGEMENT OF THE BANK -- Employee Stock Ownership Plan."


(2) It is assumed that the MRP will purchase a number of shares equal to 4% of the shares of Common Stock issued in the Conversion for issuance to directors, officers and employees, subject to approval by the Company's stockholders. If the MRP is approved by the stockholders, the MRP intends to acquire the Common Stock either through open market purchases or from authorized but unissued shares of Common Stock of the Company. Funds used by the MRP to purchase the shares will be contributed to the MRP by the Bank. In calculating the pro forma effect of the MRP, it is assumed that the required stockholder approval has been received, that the shares were acquired by the MRP at the beginning of the period presented in open market purchases at the Conversion purchase price of $10.00 per share, and that 20% of the amount contributed was amortized to expense annually during the period (the MRP will be amortized over a five-year period), net of income tax at an assumed combined federal and state rate of 38%. The issuance of authorized but unissued shares of the Company's Common Stock to the MRP instead of open market purchases would dilute the voting interests of existing stockholders by approximately 4.0%; pro forma net income per share would be $0.84, $0.74, $0.66 and $0.59 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, for the nine-month period ended June 30, 1998; pro forma price to earnings ratio would be 8.9x, 10.1x, 11.4x and 12.7x; and pro forma stockholders' equity per share would be $18.66, $17.16, $16.05 and $15.08 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, at June 30, 1998. There can be no assurance that stockholder approval of the MRP will be obtained, or that the actual purchase price of the shares will be equal to the Conversion purchase price. See "MANAGEMENT OF THE BANK -- Proposed Management Recognition Plan."


(3) No effect has been given to the issuance of additional shares of Common Stock pursuant to the Option Plan. See "MANAGEMENT OF THE BANK -- Proposed Option Plans." If the Option Plan is approved by the stockholders, an amount equal to 10% of the Common Stock issued in the Conversion, or 144,500, 170,000, 195,500, and 224,825 shares at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, will be reserved for future issuance upon the exercise of the options to be granted under the Option Plan. The issuance of Common Stock pursuant to exercise of options under the Option Plan will result in the dilution of existing stockholders' interests. Assuming stockholder approval of the Option Plan and exercise of all options at the beginning of the period at an exercise price of $10.00 per share, and the issuance of authorized but unissued shares upon exercise of such options, the pro forma net income per share would be $0.80, $0.71, $0.64 and $0.57, respectively, and pro forma stockholders' equity per share would be $18.19, $16.77, $15.72, and $14.80, respectively, at the minimum, midpoint, maximum and 15% above the maximum of the range.

(4) The retained earnings of the Bank will be substantially restricted after the Conversion. See "DIVIDEND POLICY," "SUPERVISION AND REGULATION -- Regulation of the Bank -- Limitations on Dividends and Other Capital Distributions." Pursuant to SOP 93-6, stockholders' equity per share is calculated based on all ESOP shares issuable.

(5) Earnings per share is calculated based on the number of shares outstanding indicated in the previous tables which include shares to be acquired by the ESOP and the MRP. Pursuant to SOP 93-6, earnings per share is calculated based on the ESOP shares released for the period according to scheduled contributions and does not include ESOP shares that have not yet been committed for release.

(6) Pro forma net income per share have been annualized for purposes of this ratio.

                                                                       At or For the Year Ended September 30, 1997
                                                      ----------------------------------------------------------------------------
                                                          1,445,000             1,700,000         1,955,000           2,248,250
                                                       shares at $10.00     shares at $10.00   shares at $10.00   shares at $10.00
                                                           per share           per share          per share          per share
                                                           (Minimum)           (Midpoint)         (Maximum)        (Adj. maximum)
                                                      -----------------     ----------------   ----------------   ----------------
                                                                    (Dollars in Thousands, except per share amounts)
Gross proceeds                                           $   14,450           $   17,000           $   19,550       $   22,483
Less Offering expenses and commissions                            -                 (920)                (973)          (1,034)
  Estimated net Conversion proceeds                            (866)              16,080               18,577           21,449
  Less shares to be acquired by ESOP/(1)/                    13,584               (1,360)              (1,564)          (1,799)
  Less shares to be acquired by MRP/(2)/                     (1,156)                (680)                (782)            (899)
  Adjusted estimated net Conversion proceeds                   (578)          $   14,040           $   16,231       $   18,751
                                                         $   11,850


Pro forma net income:
  Historical net income                                  $      967           $      967           $      967       $      967
  Pro Forma adjustments:
    Pro forma income on net proceeds                            400                  474                  548              634
    Pro forma ESOP adjustments/(1)/                             (72)                 (84)                 (97)            (112)
    Pro forma MRP adjustments/(2)/                              (72)                 (84)                 (97)            (112)
                                                      -----------------     ----------------   ----------------   ----------------
      Pro forma net income                               $    1,224           $    1,273           $    1,322       $    1,378
                                                      =================     ================   ================   ================
Pro forma net income per share/(4)/:
  Historical net income per share                        $     0.72           $     0.61           $     0.53       $     0.46
  Pro forma adjustments:
    Pro forma income on net proceeds                           0.30                 0.30                 0.30             0.30
    Pro forma ESOP adjustments/(1)/                           (0.05)               (0.05)               (0.05)           (0.05)
    Pro forma MRP adjustments/(2)/                            (0.05)               (0.05)               (0.05)           (0.05)
      Pro forma net income per share(1) (2) (3) (5)      $     0.91           $     0.81           $     0.73       $     0.66
Number of shares used in calculating income per
 share /(5)/                                              1,340,960            1,577,600            1,814,240        2,086,376
Pro forma stockholders' equity (book value)/(4)/:
  Historical retained earnings                           $   14,629           $   14,629           $   14,629       $   14,629
  Estimated net Conversion proceeds                          13,584               16,080               18,577           21,449
  Less shares to be acquired by:
    ESOP/(1)/                                                (1,156)              (1,360)              (1,564)          (1,799)
    MRP/(2)/                                                   (578)                (680)                (782)            (899)
      Pro forma stockholders' equity/(4)/                $   26,479           $   28,669           $   30,860       $   33,380
Pro forma stockholders' equity per share/(5)/:
  Historical retained earnings                           $    10.12           $     8.61           $     7.48       $     6.51
  Estimated net Conversion proceeds                            9.40                 9.46                 9.50             9.54
  Less shares to be acquired by:
    ESOP/(1)/                                                 (0.80)               (0.80)               (0.80)           (0.80)
    MRP/(2)/                                                  (0.40)               (0.40)               (0.40)           (0.40)
      Pro forma stockholders' equity per share/(5)/       $   18.32           $    16.86           $    15.79       $    14.85

Pro forma price to book value                                  54.6%                59.3%                63.4%            67.4%

Pro forma price to earnings (P/E ratio) /(5)/                  11.0x                12.3x                13.7x            15.2x

Number of shares used to calculate stockholders'
 equity per share/(4)/                                    1,445,000            1,700,000            1,955,000        2,248,250
                                                      =================     ================   ================   ================

__________________________________________

(1) It is assumed that 8% of the shares of Common Stock in the Conversion will be purchased by the ESOP. For purposes of this table, the funds used to acquire such shares are assumed to have been loaned to the ESOP by the Company. The amount loaned is reflected as a reduction of stockholders' equity. The Bank intends to make annual contributions to the ESOP over a ten-year period in an amount at least equal to the principal and interest requirements of the loan. The Bank's total annual payment of the ESOP loan is based upon ten equal annual installments of principal. The pro forma net earnings assumes: (i) that the Bank's contribution to the ESOP for the principal portion of the debt service requirement for the year ended September 30, 1997 was made at the end of the period, (ii) that 11,560, 13,600, 15,640 and 17,986 shares at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, were committed to be released during the nine months ended June 30, 1998 and the year ended September 30, 1997, respectively, at an average fair value of $10.00 per share and were accounted for as a charge to expense in accordance with Statement of Position ("SOP") No. 93-6, net of income tax at an assumed combined federal and state rate of 38%. See "MANAGEMENT OF THE BANK -- Employee Stock Ownership Plan."


(2) It is assumed that the MRP will purchase a number of shares equal to 4% of the number of shares of Common Stock issued in the Conversion for issuance to directors, officers and employees, subject to approval by the Company's stockholders. If the MRP is approved by the stockholders, the MRP intends to acquire the Common Stock either through open market purchases or from authorized but unissued shares of Common Stock of the Company. Funds used by the MRP to purchase the shares will be contributed to the MRP by the Bank. In calculating the pro forma effect of the MRP, it is assumed that the required stockholder approval has been received, that the shares were acquired by the MRP at the beginning of the period presented in open market purchases at the Conversion purchase price of $10.00 per share, and that 20% of the amount contributed was amortized to expense annually during the period (the MRP will be amortized over a five-year period), net of income tax at an assumed combined federal and state rate of 38%. The issuance of authorized but unissued shares of the Company's Common Stock to the MRP instead of open market purchases would dilute the voting interests of existing stockholders by approximately 4%; pro forma net earnings per share would be $0.89, $0.79, $0.71 and $0.65 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, for the year ended September 30, 1997; pro forma price to earnings ratio would be 11.2 x, 12.7 x, 14.1 x and 15.4 x; and pro forma stockholders' equity per share would be $18.00, $16.60, $15.56, and $14.66 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, at September 30, 1997. There can be no assurance that stockholder approval of the MRP will be obtained, or that the actual purchase price of the shares will be equal to the Conversion purchase price. See "MANAGEMENT OF THE BANK --Proposed Management Recognition Plan."


(3) No effect has been given to the issuance of additional shares of Common Stock pursuant to the Option Plan. See "MANAGEMENT OF THE BANK -- Proposed Stock Option Plans." If the Option Plan is approved by the stockholders, an amount equal to 10% of the Common Stock issued in the Conversion, or 144,500, 170,000, 195,500, and 224,825 shares at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, will be reserved for future issuance upon the exercise of the options to be granted under the Option Plan. The issuance of Common Stock pursuant to exercise of options under the Option Plan will result in the dilution of existing stockholders' interests. Assuming stockholder approval of the Option Plan and exercise of all options at the beginning of the period at an exercise price of $10.00 per share, and the issuance of authorized but unissued shares upon exercise of such options, the pro forma net earnings per share would be $0.86, $0.76, $0.69 and $0.63, respectively, at the minimum, midpoint, maximum and 15% above the maximum of the range.

(4) The retained earnings of the Bank will be substantially restricted after the Conversion. See "DIVIDEND POLICY," "SUPERVISION AND REGULATION -- Regulation of the Bank -- Limitations on Dividends and Other Capital Distributions." Pursuant to SOP 93-6, stockholders' equity per share is calculated based on all ESOP shares issuable.

(5) Earnings per share is calculated based on the number of shares outstanding indicated in the previous tables which include shares to be acquired by the ESOP and the MRP. Pursuant to SOP 93-6, earnings per share is calculated based on the ESOP shares released for the period according to scheduled contributions and does not include ESOP shares that have not yet been committed for release.

                  HISTORICAL AND PRO FORMA CAPITAL COMPLIANCE

          As of June 30, 1998, the Bank would have exceeded each of the OTS capital requirements on both a current and a fully phased-in basis had it been subject to such requirements on such date. Set forth below is a summary of the Bank's pro forma compliance with the OTS capital standards as of June 30, 1998 assuming that it had been subject to such standards on such date and based on historical capital. The table also assumes that the indicated number of shares were sold as of such date using the assumptions contained under the caption "Pro Forma Data."

                                                                                 Pro Forma at June 30, 1998
                                                              ----------------------------------------------------------------------

                                           Historical at      Minimum of 1,445,000     Midpoint of 1,700,000    Maximum of1,955,000
                                           June 30, 1998         at $10 Per Share         at $10 Per Share       at $10 Per Share
                                         -----------------    --------------------     --------------------     --------------------


                                         Amount   Percent      Amount     Percent      Amount     Percent      Amount     Percent

                                                                               (Dollars in Thousands)
GAAP Capital/(2)/                        $15,611      8.1%      $20,669      10.4%      $21,611      10.8%     $22,554       11.2%

                                         =======     ====       =======      ====       =======      ====      =======       ====

Tangible Capital/(3)/

   Capital level                         $15,472      8.0%      $20,530      10.3%      $21,472      10.7%     $22,415       11.1%

   Tangible capital requirement          $ 2,889      1.5%      $ 2,982       1.5%      $ 2,999       1.5%     $ 3,016        1.5%

                                         -------     ----       -------      ----       -------      ----      -------       ----

   Excess                                $12,583      6.5%      $17,548       8.8%      $18,473       9.2%     $19,399        9.6%

                                         =======     ====       =======      ====       =======      ====      =======       ====

Core Capital/(3)/

   Capital level                         $15,472      8.0%      $20,530      10.3%      $21,472      10.7%     $22,415       11.1%

   Core capital requirement/(4)/         $ 5,777      3.0%      $ 5,964       3.0%      $ 5,998       3.0%     $ 6,033        3.0%

                                         -------     ----       -------      ----       -------      ----      -------       ----

   Excess                                $ 9,695      5.0%      $14,566       7.3%      $15,474       7.7%     $16,382        8.1%

                                         =======     ====       =======      ====       =======      ====      =======       ====

Risk Based Capital/(3)/

   Capital level/(5)/                    $16,696     16.4%      $21,754      21.1%      $22,696      21.9%     $23,639       22.8%

   Risk-based capital requirement/(1)/   $ 8,157      8.0%      $ 8,256       8.0%      $ 8,275       8.0%     $ 8,293        8.0%

                                         -------     ----       -------      ----       -------      ----      -------       ----

   Excess                                $ 8,539      8.4%      $13,498      13.1%      $14,421      13.9%     $15,346       14.8%

                                         =======     ====       =======      ====       =======      ====      =======       ====

                                           Maximum, as Adjusted,
                                               of 2,248,250
                                            at $10 Per Share
                                         --------------------

                                         Amount      Percent

GAAP Capital/(2)/                        $23,638        11.7%
                                         =======        ====
Tangible Capital/(3)/
   Capital level                         $23,499        11.6%
   Tangible capital requirement          $ 3,036         1.5%
                                         -------        ----
   Excess                                $20,463        10.1%
                                         =======        ====
Core Capital/(3)/
   Capital level                         $23,499        11.6%
   Core capital requirement/(4)/         $ 6,072         3.0%
                                         -------        ----
   Excess                                $17,427         8.6%
                                         =======        ====
Risk Based Capital/(3)/
   Capital level/(5)/                    $24,723        23.8%
   Risk-based capital requirement/(1)/   $ 8,314         8.0%
                                         -------        ----
   Excess                                $16,409        15.8%
                                         =======        ====

______________________
 /(1)/ Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weight.

 /(2)/ Total equity as calculated under generally accepted accounting principles
       ("GAAP"). Assumes that the Bank receives 50% of the net proceeds offset in part, by the aggregate purchase price of Common Stock acquired at a price of $10.00 per share by the ESOP in the Conversion and the MRP (assuming stockholder ratification of such plan following completion of the Conversion).

/(3)/ Tangible and core capital figures are determined as a percentage of adjusted total assets; risk-based capital figures are determined as a percentage of risk-weighted assets. Unrealized gains and losses on debt securities available for sale are excluded from tangible, core and risk-based capital. Adjusted total assets at the minimum, midpoint, maximum, and 15% above the maximum were, $198.8 million, $200.0 million, $201.1 million and $202.4 million, respectively. Risk weighted assets at the minimum, midpoint, maximum and 15% above the maximum $103.2 million, $103.4 million, $103.7 million and $103.9 million, respectively.
/(4)/ The OTS has proposed a core capital requirement for savings associations comparable to the requirement for national banks. This proposed core capital ratio is 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness ("CAMEL" rating), with a 3% to 4% core capital requirement for all other thrifts. See "SUPERVISION AND REGULATION -- Federal Regulation of the Bank --Capital Requirements."
/(5)/ Includes $1,224,000 of the allowance for loan losses which qualifies as supplementary capital. See "SUPERVISION AND REGULATION - Federal Regulation of the Bank - Capital Requirements."

              STOCK PURCHASES BY DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information as to the approximate purchase of Common Stock by each director and executive officer of the Bank, including their associates, as defined by applicable regulations. No individual has entered into a binding agreement with respect to such intended purchases, and, therefore, actual purchases could be more or less than indicated below. Directors and officers of the Bank and their associates may not purchase in excess of 32% of the shares sold in the Conversion. For purposes of the following table, it has been assumed that sufficient shares will be available to satisfy subscriptions in all categories. Directors, officers and employees will pay the same price -- $10.00 -- for the shares for which they subscribe as the price that will be paid by all other subscribers.

                                                             ANTICIPATED
                                              ANTICIPATED      NUMBER     PERCENT OF SHARES   PERCENT OF SHARES
                                                AMOUNT        OF SHARES     AT MINIMUM OF       AT MAXIMUM OF
                                              TO BE PAID        TO BE         ESTIMATED           ESTIMATED
NAME                                        FOR SHARES/(1)/   PURCHASED    VALUATION RANGE     VALUATION RANGE
----                                        ------------      ---------    ---------------     ---------------
Ronald E. Bostian                             $  600,000         60,000            4.15%               3.07%
Chairman, CEO, and President

Harold C. Earnhardt                              420,000         42,000            2.91%               2.15%
Vice Chairman

Malcolm B. Blankenship, Jr.                      390,000         39,000            2.70%               1.99%
Director

James W. Duke                                    270,000         27,000            1.87%               1.38%
Director

K.V. Epting, Jr.                                 105,000         10,500            0.73%               0.54%
Director

Gordon P. Hurley                                 600,000         60,000            4.15%               3.07%
Director

Bobby A. Lomax                                   180,000         18,000            1.24%               0.92%
Director

Jeffrey C. Chisholm                              600,000         60,000            4.15%               3.07%
Senior Vice President/
 Chief Lending Officer

Dianne E. Hawkins                                105,000         10,500            0.73%               0.54%
Vice President, Treasurer and Controller      ----------        -------           -----               -----

              Total                           $3,270,000        327,000           22.63%              16.73%
                                              ==========        =======           =====               =====

_______________
(1) Subscriptions by the ESOP are not aggregated with shares of Common Stock purchased by the executive officers and directors listed above. It is expected that the ESOP will acquire 8% of the shares issued in the Conversion. Recipients of shares under the ESOP will have voting control over the shares allocated to them, and trustees of the ESOP (directors of the Bank) will have voting control over unallocated shares. See "MANAGEMENT OF THE BANK -- Employee Stock Ownership Plan." Also, grants under the proposed MRP and shares subject to option under the Option Plan, if approved by the stockholders of the Company at a meeting of stockholders following the Conversion, are not aggregated with shares of Common Stock purchased by the executive officers and directors listed above. Under the proposed MRP, if approved by the stockholders of the Company, a number of shares equal to 4% of the shares issued in the Conversion are expected to be issued to directors and certain employees of the Bank. Such shares could be purchased in the open market at any time following approval of the MRP by the Company's stockholders or could be issued out of authorized but unissued shares. Recipients of shares under the MRP will have voting control over such shares regardless of whether such shares have vested. See "MANAGEMENT OF THE BANK -- Proposed Management Recognition Plan."

Without the prior written consent of the OTS, shares of Common Stock purchased by directors or executive officers of the Bank in the Conversion cannot be sold during a period of one year following the Conversion, except (i) upon death of the director or executive officer or (ii) by reason of an exchange of securities in connection with a merger or acquisition approved by the applicable regulatory authorities. Such restriction also applies to any shares issued to such person as a stock dividend, stock split or otherwise with respect to any of such originally restricted stock.

     In addition, the OTS conversion regulations provide that directors and executive officers and their associates are prohibited from purchasing outstanding shares of Common Stock for a period of three years following the Conversion, except from or through a broker or dealer registered with the SEC unless the prior written approval of the OTS is obtained. This provision does not apply to negotiated transactions involving more than 1% of the Company's outstanding Common Stock or to purchases of stock made by or held by one or more tax-qualified or non-tax-qualified employee stock benefit plans of the Bank or the Company which may be attributable to individual executive officers or directors. Purchases and sales of Common Stock by officers and directors will also be subject to the short-swing trading prohibitions contained in Section 16(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), and the short-swing trading and other rules promulgated pursuant to the Exchange Act.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and changes therein and results of operations of the Bank. The discussion contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of the Bank that are subject to various factors which could cause actual results to differ materially from those estimates. Factors which could influence the estimates include changes in the national, regional and local market conditions, legislative and regulatory conditions, and an adverse interest rate environment. The information contained in this section should be read in conjunction with the Financial Statements, the accompanying Notes to Financial Statements, and the other information contained in this Prospectus.

     The Company was incorporated under North Carolina law on July 6, 1998 at the direction of the Bank for the purpose of acquiring and holding all of the outstanding stock of the Bank to be issued in the Conversion, and, accordingly, has no results of operations. The Company's principal business activities after the Conversion are expected to be conducted solely through the Bank.

     The Bank's results of operations depend primarily on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. The Bank's operations are affected to a much lesser degree by non-interest income, such as transaction and other service fee income, and other sources of income. The Bank's principal operating expenses, aside from interest expense, consist of compensation and employee benefits, office occupancy costs, data processing, advertising expenses and federal deposit insurance premiums.

CAPITAL RESOURCES AND LIQUIDITY

     The objective of the Bank's liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the Bank's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.

     The Bank's primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investment maturities. External sources of funds include increases in deposits and advances from the FHLB of Atlanta. Advances from the FHLB of Atlanta have not historically been a primary source of liquidity for the Bank.

     Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. The Bank has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At June 30, 1998, the Bank's liquidity ratio for regulatory purposes was 20.16%.

     Following the Conversion, the Company will initially conduct no business other than holding the capital stock of the Bank and the loan it will make to the ESOP. In order to provide sufficient funds for its operations, the Company expects to retain at the Company level 50% of the net proceeds of the Conversion (less the amount of the loan to the ESOP). In the future, the Company's primary source of funds, other than income from its investments and principal and interest payments received from the ESOP with respect to the ESOP loan, is expected to be dividends from the Bank. As a federally-chartered stock savings bank, the Bank may not declare or pay a cash dividend on or repurchase any of its capital stock if the effect of such transaction would be to reduce the regulatory capital of the institution to an amount which is less than the minimum amount required by applicable federal regulations. At June 30, 1998, the Bank was in compliance with all applicable capital requirements.

     After the Conversion, the Bank will be subject to the restriction that it will not be permitted to declare or pay a cash dividend on or repurchase any of its capital stock if the effect thereof would be to cause its regulatory capital to be reduced below the amount required for the liquidation account to be established in connection with the Conversion. See "THE CONVERSION -- Effects of Conversion -- Liquidation Rights -- Liquidation Rights After the Conversion".

OPERATING STRATEGY

     The primary goals of management are to increase the Bank's profitability, monitor its capital position and enhance its banking franchise. The Bank's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, consisting of deposits and advances from the FHLB. The Bank's operations are affected to a much lesser degree by non-interest income, such as transaction and other service fee income, and other sources of income. The Bank's net income is also affected by, among other things, provisions for loan losses and operating expenses. The Bank's principal operating expenses, aside from interest expense, consist of compensation and employee benefits, office occupancy costs, data processing, advertising expenses and federal deposit insurance premiums. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and policies concerning monetary and fiscal affairs, housing and financial institutions and the attendant actions of regulatory authorities.

     In guiding the operations of the Bank, management has implemented various strategies designed to continue the Bank's profitability while maintaining its safety and soundness. Historically, these strategies have included: (i) emphasizing one-to-four family residential lending; (ii) maintaining asset quality; (iii) controlling operating expenses; and (iv) monitoring interest-rate risk. It is anticipated, subject to market conditions, that the strategies presently in place will be continued following completion of the Conversion. However, the Board of Directors may consider diversification of the loan portfolio to increase yield on loans.

     EMPHASIS ON ONE-TO-FOUR FAMILY RESIDENTIAL HOUSING. Historically, the Bank has been predominantly a one-to-four family residential lender. As of June 30, 1998, approximately 84.9% of its loan portfolio, before net items, was composed of permanent one-to-four residential loans. As of such date, an additional 12.2% of its loan portfolio, before net items, was comprised of construction loans and home equity loans. As a result, the Bank has developed expertise in mortgage loan underwriting and origination. The Bank has established methods to expand its loan originations through contacts with realtors, homebuilders and past and present customers. The Bank also uses advertising and community involvement to gain exposure within the communities in which it operates. As of June

30, 1998, approximately 67% of the Bank's loan portfolio, net of deferred loan fees and undisbursed loan funds, was composed of adjustable rate loans.

     MAINTENANCE OF ASSET QUALITY. At June 30, 1998, the Bank's ratio of non-performing assets to total assets was 0.07%. For the five-year period ended September 30, 1997, loan recoveries exceeded loan charge-offs and no provisions for loan losses were made during this five-year period.

     The Bank has attempted to maintain asset quality through its underwriting and collection procedures.

     MONITORING OF INTEREST-RATE RISK. See "-- Asset Liability Management and Market Risk."

     CONTROL OF GENERAL AND ADMINISTRATIVE EXPENSES. The Bank closely monitors its general and administrative expenses and seeks to control them while maintaining the necessary personnel to properly serve its customers.

     For the five-year period ended September 30, 1997, the Bank's ratio of general and administrative expenses to average assets has averaged 1.63%, which includes the one-time SAIF special assessment in September 1996.

ASSET LIABILITY MANAGEMENT AND MARKET RISK

     The Bank's asset/liability management, or interest rate risk management, program is focused primarily on evaluating and managing the composition of its assets and liabilities in view of various interest rate scenarios. Factors beyond the Bank's control, such as market interest rates and competition, also have an impact on the Bank's interest income and interest expense.

     In the absence of other factors, the yield or return associated with the Bank's earning assets generally will increase from existing levels when interest rates rise over an extended period of time, and conversely, interest income will decrease when interest rates decrease. In general, interest expense will increase when interest rates rise over an extended period of time, and, conversely, interest expense will decrease when interest rates decrease.

     The Board of Directors has established goals to be achieved which have the effect of reducing interest rate risk exposure. These goals are quantitative measurements in the areas of the ratio of rate-sensitive assets to rate-sensitive liabilities repricing within one year, the ratio of interest earning assets-to-interest bearing liabilities, assets repricing or maturing past five years, and the ratio of net interest income to net overhead (noninterest income less noninterest expense) given a 200 basis point instantaneous spike in interest rates.

     As a part of the Bank's interest rate risk management policy, management calculates an interest rate "gap." Interest rate "gap" analysis is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The "gap" is the difference between the amounts of such assets and liabilities that are subject to repricing. A "negative" gap for a given period means that the amount of interest-bearing liabilities maturing or otherwise repricing within that period exceeds the amount of interest-earning assets maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a lower decrease in the yield of its assets relative to the cost of its liabilities and its income should be positively affected. Conversely, the cost of funds for an institution with a negative gap would generally be expected to increase more quickly than the yield on its assets in a rising interest rate environment, and such institution's net interest income generally would be expected to be adversely affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a "positive gap."

     Management uses a dynamic model with historically-derived prepayment speeds and decay rates to measure the level of interest-rate risk exposure. The output of this model has been reviewed monthly by the Asset/Liability Committee of the Board.

     As of June 30, 1998, the gap was a negative 3.11% in the one year time frame, a cumulative negative 3.56% in three years and a cumulative positive 4.77% in five years.

     In addition to the interest rate gap analysis discussed above, management monitors the Bank's interest rate sensitivity through the use of a model which estimates the change in net portfolio value ("NPV") in response to a range of assumed changes in market interest rates. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet items. The model estimates the effect on the Bank's NPV of instantaneous and permanent 100 to 400 basis point increases and decreases in market interest rates.

     The following table is provided to the Bank by the FHLB Atlanta and illustrates the percent change in NPV as of June 30, 1998, based on FHLB Atlanta assumptions. The table below illustrates, for example, that an instantaneous 200 basis point increase in market interest rates at June 30, 1998 would reduce the Bank's NPV by approximately $2.4 million, or 13.01% at that date. No effect has been given to any steps that the Bank may take to counteract the effect of the interest rate movements presented in the table.


                 Basis Point                  Estimated Change in
               Change in Rates                Net Portfolio Value
               ----------------               -------------------
                                             (Dollars in thousands)
                    +400                   $(7,186)        (38.75)%
                    +300                    (4,800)        (25.88)
                    +200                    (2,413)        (13.01)
                    +100                    (1,207)        ( 6.51)
                       0                         0              0
                    (100)                      450           2.43
                    (200)                      900           4.85
                    (300)                    1,000           5.39
                    (400)                    1,099           5.93

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates likely could deviate significantly from those assumed in calculating the table. Therefore, the data presented in the table should not be relied upon as necessarily indicative of actual results.

YEAR 2000

     At the turn of the century computer-based information systems will be faced with problems potentially affecting hardware, software, networks, processing platforms, as well as customer and vendor interdependencies. The Bank has assessed the effect of Year 2000 on the Bank's operating plans and systems and has prepared a critical issues schedule with a time line and assigned responsibilities to address problems related to the Year 2000. The Bank is requiring its computer systems software vendors to represent that the products provided are or will be Year 2000 compliant and has planned a program of testing for compliance. All Year 2000 issues for the Bank, including testing, are expected to be addressed by December 31, 1998 and any problems would be remediated by June 30, 1999. The Bank also is preparing a contingency plan in the event there are any system interruptions. The Bank's contingency plan is designed to ensure continued operation even in the event of a power failure. Telephone capability is being analyzed in conjunction with vendors. The same analysis and monitoring is being performed on the provider of security services. Additionally, the Bank intends to increase its vault currency well above normal levels to preclude any problems with delivery services. The Bank's vaults are mechanical and are not subject to time or calendar failure. The Bank believes that its costs related to the Year 2000 will be immaterial. There can be no assurances, however, that the Bank's contingency plan or the performance of the Bank's vendors will be effective to remedy all potential problems.

     The Bank's loan portfolio consists primarily of residential mortgage loans to individuals. These individuals generally are not affected by Year 2000 failures. The limited number of the Bank's commercial borrowers are being contacted to insure that timely payments will be made in January 2000. The Bank intends to amend its underwriting policies to address loan payment problems associated with a borrower as a result of a disruption in income or a commercial borrower's inability to make a timely payment. See "RISK FACTORS".

NET INTEREST INCOME

     Net interest income represents the difference between income derived from interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by both (i) the difference between the rates of interest earned on interest-earning assets and the rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities ("net earning balance"). The following table sets forth information relating to average balances of the Bank's assets and liabilities for the nine months ended June 30, 1998 and 1997 and for the years ended September 30, 1997, 1996 and 1995. For the periods indicated, the table reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities (derived by dividing income or expense by the monthly average balance of interest-earning assets or interest-bearing liabilities, respectively) as well as the net yield on interest-earning assets (which reflects the impact of the net earning balance).

                                                                      For the Nine Months Ended June 30,
                                               ----------------------------------------------------------------------------
                                     At
                                   June 30,
                                    1998                     1998                                        1997
                                   --------     ------------------------------------     -----------------------------------
                                                                            Average                                 Average
                                   Average      Average                     Yield/       Average                     Yield/
                                   Rate(6)      Balance     Interest        Rate(4)      Balance     Interest       Rate(4)
                                   -------     -------------------------------------   --------------------------------------
Interest-earning assets
Interest-bearing deposits           6.14%      $  11,046     $    495        5.99%     $   7,890     $    352         5.96%
Investments (1)                     6.53%         20,356          953        6.26%        23,505        1,095         6.23%
Loans receivable, net (5)           7.59%        157,809        9,007        7.63%       160,646        8,929         7.43%
                                               ---------     --------                  ---------     --------

Total interest-earning assets       7.42%        189,211     $ 10,455        7.39%       192,041     $ 10,376         7.22%
                                                             --------                                --------
Non-interest-earning assets
                                                   5,346                                   4,884
                                                --------                                --------

 Total                                         $ 194,557                               $ 196,925
                                               =========                               =========


Interest-bearing Liabilities
NOW and Money
  market accounts                   1.78%      $   8,524     $    113        1.77%     $   8,042     $    120         2.00%
Passbook accounts                   4.52%         34,211        1,172        4.58%        28,753          967         4.50%
Certificates of deposit             5.51%        114,730        4,799        5.59%       115,260        4,920         5.71%
                                               ---------     --------                  ---------     --------

 Total deposits                     5.07%        157,465        6,084        5.17%       152,055        6,007         5.28%

FHLB advances                       6.89%         17,029          878        6.89%        26,670        1,373         6.88%
                                               ---------     --------                  ---------     --------

 Total intesres-bearing
   liabilities                      5.21%        174,494     $  6,962        5.33%       178,725     $  7,380         5.52%
                                                             --------                                --------

Non-interest-bearing liabilities                   4,564                                   3,889

Equity                                            15,499                                  14,311
                                               ---------                               ---------

 Total                                         $ 194,557                               $ 196,925
                                               =========                               =========


 Net interest income and interest
   rate spread (2)                                            $ 3,493        2.06%                    $ 2,996         1.70%
                                                              =======                                 =======
Net yield on interest-earning asssets (5)                                    2.47%                                    2.09%

Ratio of interest-earning assets to
interest-bearing liabilities                                               108.43%                                  107.45%
-----------------------------------------------------------------------------------------------------------------------------


                                                                   For the Year Ended September 30,
                                 -----------------------------------------------------------------------------------------------
                                           1997                           1996                                1995
                                 ----------------------------  --------------------------------     ----------------------------
                                                      Average                           Average                         Average
                                 Average              Yield/   Average                   Yield/     Average              Yield/
                                 Balance   Interest   Rate     Balance      Interest      Rate      Balance    Interest  Rate
                                 -------   --------  -------   -------      --------    -------     -------    -------- --------
Interest-earning assets
Interest-bearing deposits        $ 9,152  $    537    5.87%   $  8,960     $    530      5.92%     $ 10,244   $   573     5.59%
Investments (1)                   23,014     1,438    6.25%     21,907        1,394      6.36%       22,379     1,454     6.50%
Loans receivable, net (5)        160,597    11,927    7.43%    160,392       11,766      7.34%      169,262    12,297     7.27%
                                --------   -------            --------     --------                --------   -------

Total interest-earning
  assets                         192,763  $ 13,902    7.21%    191,259     $ 13,690      7.16%      201,885   $14,324     7.10%
                                          --------                         --------                           -------
Non-interest-earning
  assets                           4,934                         4,310                                3,438
                                --------                      --------                             --------

 Total                          $197,697                      $195,569                             $205,323
                                ========                      ========                             ========


Interest-bearing
  Liabilities
NOW and Money
  market accounts                $ 8,125   $   157    1.93%   $  8,091     $    174      2.15%     $  9,705   $   238     2.45%
Passbook accounts                 29,254     1,319    4.51%     23,537        1,014      4.31%       13,484       533     3.95%
Certificates of
  deposit                        116,148     6,623    5.70%    118,964        6,933      5.83%      138,273     7,359     5.32%
                                 -------   -------             -------     --------                --------   -------

 Total deposits                  153,527     8,099    5.28%    150,592        8,121      5.39%      161,462     8,130     5.04%

FHLB advances                     25,751     1,773    6.89%     27,000        1,862      6.90%       27,000     1,826     6.76%
                                 -------   -------             -------     --------                --------   -------

 Total intesres-bearing
   liabilities                   179,278   $ 9,872    5.51%    177,592      $ 9,983      5.62%      188,462   $ 9,956     5.28%
                                           -------                         --------                           -------


Non-interest-bearing
   liabilities                     3,986                         3,722                                3,557

Equity                            14,433                        14,255                               13,304
                                --------                      --------                             --------


 Total                          $197,697                      $195,569                             $205,323
                                ========                      ========                             ========


 Net interest income
   and interest
   rate spread (2)                         $ 4,030    1.70%                 $ 3,707      1.54%                $ 4,368     1.82%
                                           =======                          =======                           =======
Net-yield on
   interest-earning
   asssets (5)                                        2.09%                              1.94%                            2.16%

Ratio of
   interest-earning
   assets to
   interest-bearing
   liabilities                                      107.52%                            107.70%                          107.12%
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes investment securities, term fed funds and FHLB of Atlanta stock.
(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the cost of interest-bearing liabilities.
(3) Net yield on interest-earning assets represents net interest income divided by average interest-earning assets.
(4) Average yield/rate for the nine months ended June 30, 1998 and 1997, have been annualized.
(5) Loans placed on nonperforming status have been included in the computation of average balances.
(6) The weighted average rate represents the coupon associated with each asset and liability, weighted by the principal balance associated with each asset and liability.

RATE/VOLUME ANALYSIS
--------------------

     The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to rate (changes in rate multiplied by the prior period's volume),
(ii) changes attributable to volume (changes in volume multiplied by the prior period's rate), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

                                                         Nine Months Ended June 30,                  Year Ended September 30,
                                                              1998 vs. 1997                             1997 vs. 1996
                                                 ----------------------------------------   --------------------------------------
                                                   Increase(Decrease) Attributable to         Increase(Decrease) Attributable to
                                                 ----------------------------------------   --------------------------------------

                                                    Rate         Volume         Net            Rate        Volume          Net
                                                 ------------  -----------  -------------   -----------  ------------  -----------
Interest income
      Interest-bearing deposits                          $ 2        $ 141          $ 143          $ (4)         $ 11         $   7
      Investments                                          5         (147)          (142)          (26)           70            44
      Loans receivable, net                              237         (159)            78           146            15           161
                                                                            ------------                               -----------
           Total interest income on
             interest-earning assets                                                  79                                       212
                                                                            ------------                               -----------


Interest expense
      NOW and Money market accounts                      (14)           7             (7)          (18)            1           (17)
      Passbook accounts                                   18          187            205            49           256           305
      Certificates of deposit                            (98)         (23)          (121)         (150)         (160)         (310)
      FHLB advances                                        2         (497)          (495)           (3)          (86)          (89)
                                                                            ------------                               -----------
           Total interest expense on
             interest-bearing liabilities                                           (418)                                     (111)
                                                                            ------------                               -----------

Increase(decrease) in net interest income                                          $ 497                                     $ 323
                                                                            ============                               ===========



                                                          Year Ended September 30,
                                                                1996 vs. 1995
                                                    ---------------------------------------
                                                      Increase(Decrease) Attributable to
                                                    ---------------------------------------

                                                       Rate         Volume         Net
                                                    ------------  ------------  -----------
Interest income
      Interest-bearing deposits                          $  32       $   (75)      $  (43)
      Investments                                          (30)          (30)         (60)
      Loans receivable, net                                119          (650)        (531)
                                                                                ---------
           Total interest income on
             interest-earning assets                                                 (634)
                                                                                ---------


Interest expense
      NOW and Money market accounts                        (27)          (37)         (64)
      Passbook accounts                                     52           429          481
      Certificates of deposit                              663        (1,089)        (426)
      FHLB advances                                         36             -           36
                                                                                ---------
           Total interest expense on
             interest-bearing liabilities                                              27
                                                                                ---------

Increase(decrease) in net interest income                                          $ (661)
                                                                                =========

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1998, SEPTEMBER 30, 1997 AND 1996

     Total assets were $192.7 million, $199.6 million and $190.2 million at June 30, 1998, September 30, 1997, and September 30, 1996, respectively.

     Loans receivable, net, amounted to $159.7 million, $159.5 million, and $159.5 million at June 30, 1998, September 30, 1997, and September 30, 1996, respectively. Although the size of the loan portfolio has remained stable throughout the aforementioned period, home equity loans have increased from 4.74% of total loans outstanding, before net items, to 9.84%.

     Cash and cash equivalents amounted to $12.6 million, $16.1 million and $10.2 million at June 30, 1998, September 30, 1997 and September 30, 1996, respectively.

     Investment securities classified as held-to-maturity were $1.87 million at June 30, 1998, $2.3 million at September 30, 1997, and $2.5 million at September 30, 1996. In December 1995, the Bank adopted the implementation guidance allowed by the Financial Accounting Standards Board ("FASB") under its Special Report "A Guide to Implementation of Standard 115 on Accounting for Certain Investments in Debt and Equity Securities," and reclassified investment securities classified as held-to-maturity to available-for-sale without tainting the remainder of the held-to-maturity investment securities portfolio. See Note 2 of Notes to Consolidated Financial Statements.

     Investments classified as available-for-sale and Federal funds sold-term were $11.8 million, $16.4 million, and $13.4 million at June 30, 1998, September 30, 1997, and September 30, 1996, respectively.

     Office properties and equipment, net were $1.2 million, $1.3 million and $1.3 million at June 30, 1998, September 30, 1997, and September 30, 1996, respectively.

     Deposit accounts totaled $159.8 million, $160.5 million, and $146.4 million at June 30, 1998, September 30, 1997, and September 30, 1996, respectively. The increase from September 30, 1996 to September 30, 1997 was the result of aggressive marketing. Borrowings from the FHLB-Atlanta decreased from $27.0 million at September 30, 1996 to $22.0 million at September 30, 1997, and to $13.0 million at June 30, 1998.

     Total equity was $15.6 million, $14.6 million, and $13.6 million at June 30, 1998, September 30, 1997, and September 30, 1996, respectively. These increases were primarily the result of retained earnings.

RESULTS OF OPERATIONS

     The earnings of the Bank depend primarily on its level of net interest income which is the difference between interest earned on the Bank's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is a function of the Bank's interest rate spread, which is the difference between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to the average balance of interest-bearing liabilities.

COMPARISON OF OPERATING RESULTS FOR THE NINE MONTHS ENDED JUNE 30, 1998 AND 1997

     NET INCOME. Net income was $968,445 for the nine months ended June 30, 1998 compared to $705,210 for the nine months ended June 30, 1997, an increase of 37.3%. This increase was primarily the result of an increase in net interest income.

     NET INTEREST INCOME. Net interest income increased 16.6% from $3.0 million for the nine months ended June 30, 1997 to $3.5 million for the nine months ended June 30, 1998 primarily as a result of the decrease in interest expense from $7.4 million for the nine months ended June 30, 1997 to $7.0 million for the nine months ended June 30, 1998 as both the average outstanding balance of interest-bearing liabilities and the rate paid on these liabilities declined. Although the average balance of interest-earning assets declined from $192.0 million for the nine months ended June 30, 1997 to $189.2 million for the nine months ended June 30, 1998, the yield increased from 7.22% to 7.39% resulting in an increase in interest income from $10.38 million for the nine months ended June 30, 1997 to $10.46 million for the nine months ended June 30, 1998. The average outstanding balance of interest-bearing liabilities declined from $178.7 million for the nine months ended June 30, 1997 to $174.5 million for the nine months ended June 30, 1998. The rate paid on these interest-bearing liabilities decreased from 5.52% to 5.33% for those periods primarily due to a $9.6 million reduction in average outstanding balances of FHLB-Atlanta advances.

     PROVISION FOR LOAN LOSSES. Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered by management as adequate to provide for estimated loan losses based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans and economic conditions. The Bank gives greater weight to the level of classified assets than to the level of nonperforming assets (nonaccrual loans and real estate acquired in settlement of loans) because classified assets include not only nonperforming assets but also performing assets that otherwise exhibit, in management's judgment, potential credit weaknesses.

     No provision for loan losses was made for either the nine months ended June 30, 1998 or the nine months ended June 30, 1997.

     OTHER INCOME. Other income decreased from $334,344 for the nine months ended June 30, 1997 to $285,030 for the nine months ended June 30, 1998 primarily due to a decline in loan servicing fees and a decline in gain on loans sold.

     OPERATING EXPENSES. Operating expenses increased from $2.19 million for the nine months ended June 30, 1997 to $2.24 million for the nine months ended June 30, 1998, an increase of 2.3%.

     INCOME TAXES. The provision for income taxes for the nine months ended June 30, 1998 was $571,823 compared to $430,674 for the nine months ended June 30, 1997.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND 1996

     NET INCOME. Net income was $967,232 for the year ended September 30, 1997 compared to $101,734 a year earlier. Both net interest income and other income increased and operating expenses declined from $3.98 million to $2.96 million primarily due to the $1.1 million one-time SAIF special assessment incurred in fiscal 1996 which was not incurred in fiscal 1997.

     NET INTEREST INCOME. Net interest income was $4.03 million for the year ended September 30, 1997 compared to $3.71 million for the year ended September 30, 1996, an increase of 8.6%. Interest income on loans increased from $11.77 million for the year ended September 30, 1996 to $11.93 million for the year ended September 30, 1997, an increase of 1.4%. Interest income on mortgage-backed securities and other investments increased from $1.92 million for the year ended September 30, 1996 to $1.97 million for the year ended 1997, an increase of 2.6%. Interest expense decreased from $9.98 million for the year ended September 30, 1996 to $9.87 million for the year ended September 30, 1997, a decrease of 1.1%.

     PROVISION FOR LOSSES. No provision for loan losses was made in either the year ended September 30, 1997 or the year ended September 30, 1996.

     OTHER INCOME. Other income increased from $388,177 for the year ended September 30, 1996 to $415,561 for the year ended September 30, 1997, primarily due to an increase in gains on sales of loans.

     OPERATING EXPENSES. Operating expenses declined from $3.98 million for the year ended September 30, 1996 to $2.96 million for the year ended September 30, 1997. This decrease was primarily due to the absence of the one-time SAIF special assessment in the year ended September 30, 1997 as well as a reduction in SAIF premiums. The premium payments to the SAIF decreased from $1,473,015 for the year ended September 30, 1996 to $116,258 for the year ended September 30, 1997.

     INCOME TAXES. The provision for income taxes increased from $11,541 for the year ended September 30, 1996 to $519,711 for the year ended September 30, 1997 as a result of the higher income.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND SEPTEMBER 30, 1995

     NET INCOME. Net income declined from $1.15 million for the year ended September 30, 1995 to $101,734 for the year ended September 30, 1996. This decline was primarily due to a decrease in net interest income of $660,903 coupled with an increase in operating expenses of $1.07 million as a result of the one-time SAIF special assessment of $1.075 million during the year ended September 30, 1996.

     NET INTEREST INCOME. Net interest income decreased from $4.37 million in the year ended September 30, 1995 to $3.71 million for the year ended September 30, 1996. This decrease was primarily attributable to a $530,560 decline in interest income on loans as average loans outstanding decreased from $169.3 million for the year ended September 30, 1995 to $160.4 million for the year ended September 30, 1996.

     PROVISION FOR LOAN LOSSES. No provision for loan losses was made in either the year ended September 30, 1996 or the year ended September 30, 1995.

     OTHER INCOME. Other income decreased from $434,034 for the year ended September 30, 1995 to $388,177 for the year ended September 30, 1996 primarily due to a decline in loan servicing fees.

     OPERATING EXPENSES. Operating expenses increased from $2.91 million for the year ended September 30, 1995 to $3.98 million for the year ended September 30, 1996, primarily due to the one-time SAIF special assessment of $1.075 million.

     INCOME TAXES. The provision for income taxes decreased from $743,129 for the year ended September 30, 1995 to $11,541 for the year ended September 30, 1996 because of lower income subject to taxes.

IMPACT OF INFLATION AND CHANGING PRICES

     The Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

IMPACT OF NEW REPORTING AND ACCOUNTING STANDARDS

     Reporting Comprehensive Income. In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), was issued and establishes standards for reporting and displaying comprehensive income and its components. SFAS 130 requires comprehensive income and its components, as recognized under accounting standards, to be displayed in a financial statement with the same prominence as other financial statements. The Bank plans to adopt the standard, as required in fiscal 1998.

     Disclosures about Segments of an Enterprise and Related Information. In June 1997, Statements of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued and establishes new standards for public companies to report information about operating segments in annual and interim financial statements. The standard also requires descriptive information about the way the operating segments are determined, the products and services provided by the segments and the nature of differences between reportable segment measurements and those used for the consolidated enterprise. The Company, if the Offering is successful, would adopt the standard, as required in fiscal 1998.

     Employers' Disclosures about Pensions and Other Postretirement Benefits.
In February 1998, Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132) which revises employers' disclosures about pension and other postretirement benefit plans was issued. The standard does not change the measurement or recognition of those plans. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer viewed as useful to the reader. The Bank plans to adopt the standard, as required, in fiscal 1998.

                            BUSINESS OF THE COMPANY

     Prior to the Conversion, the Company will not transact any material business. Following the Conversion, in addition to directing, planning and coordinating the business activities of the Bank, the Company will invest the proceeds of the Conversion which are retained by it. See "USE OF PROCEEDS." Upon consummation of the Conversion, the Company will have no significant assets other than the shares of the Bank's capital stock acquired in the Conversion, the loan receivable held with respect to its loan to the ESOP and that portion of the net proceeds of the Conversion retained by it. The Company will have no significant liabilities. Cash flow to the Company will be dependent upon investment earnings from the net proceeds retained by it, payments on the ESOP loan and any dividends received from the Bank. Initially, the Company will neither own nor lease any property, but will instead use the premises, equipment and furniture of the Bank. At the present time, the Company does not intend to employ any persons other than its officers (who are not anticipated to be separately compensated by the Company), but will utilize the support staff of the Bank from time to time. Additional employees will be hired as appropriate to the extent the Company expands its business in the future. In the future, the Company may consider using some of the proceeds of the Conversion retained by it to expand its operations in its existing primary market and other nearby areas by acquiring other financial institutions or their branches. The Company has no current plans with respect to any such acquisitions, however. Management of the Company believes that it is in the best interest of the Company and its shareholders for the Company to remain an independent company.

                             BUSINESS OF THE BANK

GENERAL

     The Bank is engaged primarily in the business of attracting deposits from the general public and using such deposits to make mortgage loans secured by real estate. The Bank makes one-to-four family residential real estate loans and, to a lesser extent, multi-family residential loans, nonresidential loans, construction and development loans, home equity loans, commercial and consumer loans. The Bank's primary source of revenue is interest income from its lending activities. The Bank's other major sources of revenue are interest and dividend income from investments, interest income from its interest-earning deposit balances in other depository institutions, and transaction and fee income from its lending and deposit activities. The major expenses of the Bank are interest on deposits and general and administrative expenses such as employee compensation and benefits, federal deposit insurance premiums, data processing, advertising expenses and occupancy expenses.

     As a federally-chartered savings bank, the Bank is subject to examination and regulation by the OTS. The business and regulation of the Bank are subject to legislative and regulatory changes from time to time. See "SUPERVISION AND REGULATION -- Regulation of the Bank."

MARKET AREA

     The Bank's primary market area consists of the communities in an approximately a 10-mile radius around its offices in Salisbury, Rockwell, and Statesville, North Carolina. These areas are located within Rowan and Iredell Counties. All three offices are in proximity of Charlotte, North Carolina and the market area has been and will continue to be affected by this major metropolitan area.

     The U.S. Census' records indicate that the population of Rowan County increased from 99,186 in 1980 to 110,605 in 1990. The State of North Carolina Office of Planning estimated the population of Rowan County at 121,003 in 1996 and is currently projecting the population to reach 126,858 in the year 2000 and 139,313 in the year 2010. The same agencies' data show that the population of Iredell County increased from 82,538 in 1980 to 92,935 in 1990, was estimated at 106,233 in 1996 and is currently projected to reach 112,715 in the year 2000 and 127,714 in the year 2010.

     Employment in the Bank's primary market area is highly diversified among manufacturing, retail and wholesale trade, government, and services. The largest employers in the Bank's market area are Food Lion (supermarkets), Trevira (synthetic fibers), Freightliner (heavy truck manufacturer), the Veterans Administration (hospital), General Electric (lighting panels), ASMO, N.C., Inc. (electric motors), J. C. Penney (distribution center), and Kewaunee Scientific (laboratory furniture). Because of the diversification outlined above, the Bank's primary market area experiences a stable employment pattern. As of June 30, 1998, there were 64,280 persons in the Rowan County labor force and the unemployment rate was 3.0%. On the same date, there were 58,820 persons in the Iredell County labor force and the unemployment rate was 2.3%. The labor force of the State of North Carolina on June 30, 1998 was 3.84 million with an unemployment rate of 3.4%. In general, the unemployment rate for the Bank's market area is below the rate of North Carolina which is usually below the national rate.

     Based on 1997 FDIC comparative data, the Bank had approximately 11.7% of the deposits in Salisbury and approximately 10.4% of the deposits in Rowan County. The Bank had approximately 8% of the deposits in Statesville and approximately 4.7% in Iredell County at the same date.

LENDING ACTIVITIES

     GENERAL. The Bank's primary source of revenue is interest income from its lending activities, consisting primarily of mortgage loans for the purchase or refinance of one-to-four family residential real property located in its primary market area. The Bank also makes home equity loans, multi-family residential loans, nonresidential loans, construction and development loans, commercial and consumer loans. Over 98.9% of the Bank's loan portfolio, before net items, is
secured by real estate.   In addition to interest earned on loans, the Bank
receives fees in connection with loan originations, loan servicing, loan modifications, late payments, loan assumptions and other miscellaneous services.

     Adjustable rate loans are generally originated with the intention that they will be held in the Bank's loan portfolio. Fixed rate one-to-four family residential loans are generally originated in conformity with secondary market purchase requirements and sold in the secondary market. During fiscal 1997, 1996, and 1995, the Bank sold $5.5 million, $4.3 million, and $6.7 million, respectively, of fixed rate loans in order to better manage its interest rate risk.

     LOAN PORTFOLIO COMPOSITION. The Bank's net loan portfolio totaled approximately $159.7 million on June 30, 1998 which represented 82.9% of the Bank's total assets. One-to-four family residential mortgage loans comprised 84.9% of the Bank's loan portfolio, before net items. Home equity loans represented 9.8% of the loan portfolio, before net items, and loans secured by construction and development property, multi-family residential property, nonresidential property, secured commercial loans, and personal loans comprised the remaining 5.3%.

As of June 30, 1998, 67% of the loans in the Bank's loan portfolio had adjustable interest rates. The following table sets forth the composition of the Bank's loan portfolio by type of loan at the date indicated.


                                                                                -------------------------------------------------
                                                    At June 30, 1998                 1997                             1996
                                             -------------------------------    -------------------------------- ----------------
                                                 Amount         % of Total          Amount         % of Total        Amount
                                             ---------------    ------------    ---------------   -------------- ---------------
                                                                                                (Dollars in Thousands)
Type of loan:
    Real estate loans:
      1-4 family                                  $ 138,295           86.59%         $ 140,797            88.30%      $ 145,342
      Home equity                                    16,035           10.04%            11,063             6.94%          7,746
      Construction and development                    3,865            2.42%             5,639             3.54%          3,707
      Nonresidential                                  1,633            1.02%             2,220             1.39%          2,633
      Multi-family                                    1,365            0.85%             1,592             1.00%          1,879
                                             ---------------    ------------    ---------------   -------------- ---------------

           Total real estate loans                  161,193          100.92%           161,311           101.16%        161,307
                                             ---------------    ------------    ---------------   -------------- ---------------

    Other loans:
      Commercial                                      1,480            0.93%             1,629             1.02%          1,840
      Consumer                                          271            0.17%               349             0.22%            309
                                             ---------------    ------------    ---------------   -------------- ---------------

           Total other loans                          1,751            1.10%             1,978             1.24%          2,149
                                             ---------------    ------------    ---------------   -------------- ---------------

                Total gross loans                   162,944          102.02%           163,289           102.40%        163,456
                                             ---------------    ------------    ---------------   -------------- ---------------

    Less:
      Construction loans in process                   1,844            1.15%             2,447             1.53%          2,619
      Deferred loan origination fees                     63            0.04%                57             0.04%             26
      Unearned income                                   103            0.06%               104             0.07%            105
      Allowance for loan losses                       1,224            0.77%             1,223             0.77%          1,215
                                             ---------------    ------------    ---------------   -------------- ---------------

           Total reductions                           3,234            2.02%             3,831             2.40%          3,965
                                             ---------------    ------------    ---------------   -------------- ---------------

                 Total loans receivable, net      $ 159,710          100.00%         $ 159,458           100.00%      $ 159,491
                                             ===============    ============    ===============   ============== ===============

                                                            At September 30,
                                             -----------------------------------------------
                                                                         1995
                                             ------------- ---------------------------------
                                              % of Total        Amount         % of Total
                                             ------------- ----------------  ---------------
Type of loan:
    Real estate loans:
      1-4 family                                    91.13%       $ 155,998            92.64%
      Home equity                                    4.86%           4,507             2.68%
      Construction and development                   2.32%           4,962             2.95%
      Nonresidential                                 1.65%           2,897             1.72%
      Multi-family                                   1.18%           2,302             1.37%
                                             ------------- ----------------  ---------------

           Total real estate loans                 101.14%         170,666           101.35%
                                             ------------- ----------------  ---------------

    Other loans:
      Commercial                                     1.15%              45             0.03%
      Consumer                                       0.19%             340             0.20%
                                             ------------- ----------------  ---------------

           Total other loans                         1.35%             385             0.23%
                                             ------------- ----------------  ---------------

                Total gross loans                  102.49%         171,051           101.58%
                                             ------------- ----------------  ---------------

    Less:
      Construction loans in process                  1.64%           1,248             0.74%
      Deferred loan origination fees                 0.02%              86             0.05%
      Unearned income                                0.07%             106             0.06%
      Allowance for loan losses                      0.76%           1,215             0.72%
                                             ------------- ----------------  ---------------

           Total reductions                          2.49%           2,655             1.58%
                                             ------------- ----------------  ---------------

                 Total loans receivable, net       100.00%       $ 168,396           100.00%
                                             ============= ================  ===============

                                  48

     The following table sets forth the time to contractual maturity of the Bank's loan portfolio at June 30, 1998. Loans which have adjustable rates are shown as being due in the period during which rates are next subject to change, while fixed rate and other loans are shown as due in the period of contractual maturity. Overdrafts on checking accounts are reported as due in one year or less. The table does not include prepayments or scheduled principal repayments. Amounts in the table are net of loans in process and are net of unamortized loan fees.

                                                           At June 30, 1998
                                               -----------------------------------------
                                                         More Than
                                                1 Year   1 Year to  More Than
                                               or Less    5 Years    5 Years     Total
                                               --------  ---------  ---------  ---------
                                                            (In Thousands)
TOTAL LOANS:
------------

Real estate loans:                             $   983     $   516    $45,482  $ 46,981
  1-4 family - fixed                            48,296      41,922        697    90,915
  1-4 family - adjustable                           --         131      1,195     1,326
  Home Equity - fixed                           15,000          --         --    15,000
  Home Equity - adjustable                       1,093         638        241     1,972
  Construction and Development - fixed              36          11         --        47
  Construction and Development - adjustable          7          65      1,086     1,158
  Nonresidential - fixed                           401          18         --       419
  Nonresidential - adjustable                       --          15         --        15
  Residential multi-family - fixed                 703         632         15     1,350
  Residential multi-family - adjustable
Commercial loans                                    --          31      1,449     1,480
Consumer loans                                     251          --         20       271
Less:
  Allowance for loan losses                     (1,224)         --         --    (1,224)
                                               -------     -------    -------  --------
             Totals                            $65,546     $43,979    $50,185  $159,710
                                               =======     =======    =======  ========


     The following table sets forth the dollar amount at June 30, 1998 of all loans maturing or repricing on or after June 30, 1999 which have fixed or adjustable interest rates.

                      Fixed   Adjustable
                      Rates     Rates
                     -------  ----------
                       (In Thousands)
Real estate loans    $49,369     $43,295
Commercial loans       1,480          --
Other loans               20          --
                     -------     -------
         Totals      $50,869     $43,295
                     =======     =======

     Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of a loan is substantially less than its contractual terms because of prepayments. In addition, due-on-sale clauses on loans generally give the Bank the right to declare loans immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgage loans are substantially higher than current mortgage loan market rates. Furthermore, management believes that a significant number of the Bank's residential mortgage loans are outstanding for a period less than their contractual terms because of the transitory nature of many of the borrowers who reside in its primary market area.

     ORIGINATION, PURCHASE, AND SALE OF LOANS. The Bank generally has originated loans in Rowan and Iredell Counties. Some loans have been originated in Cabarrus and Mecklenburg Counties which are contiguous with the Bank's primary market area of Rowan and Iredell Counties.

     The Bank purchased $10.9 million in single family first mortgage loans in fiscal 1995 from a Greensboro financial firm. These loans are secured by properties in Greensboro and Charlotte, North Carolina. These loans contribute to the Bank's low asset yield because the mortgages have not repriced to current market rates and were originated at yields below current levels. No loans have been purchased since fiscal 1995. However, the Board of Directors may resume the purchase of loans to increase the size of the loan portfolio.

     The Bank originates fixed rate conventional, conforming single-family loans with the intent of selling those loans in the secondary market to reduce interest rate risk exposure.

     The table below sets forth the Bank's loan origination, purchase and sale activity and loan portfolio repayment experience during the periods indicated.

                                                                Nine Months Ended
                                                                     June 30,                 Year Ended September 30,
                                                            -----------------------     ------------------------------------
                                                               1998         1997           1997         1996         1995
                                                            ----------   ----------     ----------   ----------   ----------
                                                                                      (In Thousands)
Loans receivable, net, beginning of period                  $  159,458   $  159,491     $  159,491   $  168,396   $  156,297
                                                            ----------   ----------     ----------   ----------   ----------

Loan originations:
   1-4 family                                                   27,990       16,192         21,554       16,204       15,491
   Home equity                                                   4,972        2,848          3,317        3,239        1,710
   Construction and development                                  3,930        5,507          6,692        2,327       10,105
   Nonresidential                                                    -            -              -            -            -
   Multi-family                                                      -            -              -            -            -
   Commercial                                                        -            -              -        1,800            -
   Consumer                                                        172          148            343          123           24
                                                            ----------   ----------     ----------   ----------   ----------

       Total loan originations                                  37,064       24,695         31,906       23,693       27,330
                                                            ----------   ----------     ----------   ----------   ----------

Loans purchased                                                      -            -              -            -       10,854

Loan sales                                                      (3,087)      (5,246)        (5,508)      (4,319)      (6,690)

Principal repayments                                           (33,717)     (17,318)       (26,392)     (28,339)     (19,481)

Other changes, net (1)                                              (8)         (21)           (39)          60           86
                                                            ----------   ----------     ----------   ----------   ----------

Loans receivable, net, end of period                        $  159,710   $  161,601     $  159,458   $  159,491   $  168,396
                                                            ==========   ==========     ==========   ==========   ==========

     ONE-TO-FOUR FAMILY RESIDENTIAL REAL ESTATE LENDING. The Bank's primary lending activity, which it intends to continue to emphasize, is the origination of fixed and adjustable rate first mortgage loans to enable borrowers to purchase or refinance one-to-four family residential real property. Consistent with the Bank's emphasis on being a community-oriented financial institution, it is and has been the Bank's strategy to focus its lending efforts in its primary market. On June 30, 1998, approximately 85.8% of the Bank's real estate loan portfolio, before net items, consisted of one-to-four family residential real estate loans. These include both loans secured by detached single-family residences and condominiums and loans secured by housing containing not more than four separate dwelling units. Of such loan amounts, 67% had adjustable interest rates.

     The Bank originates conventional mortgage loans secured by owner-occupied property having terms of up to 30 years in amounts of up to 95% of the value of the property. Bank policy requires private mortgage insurance on the amount of the loan which exceeds 80% of the value of the property. The loans have both fixed and adjustable rates. The fixed rate loans are generally originated for sale. Some of such loans are sold "servicing retained" and others are sold "servicing released." The interest rates on adjustable rate loans are generally adjustable every year after a period of one, three, or five years and are tied to the average weekly yield on the United States Treasury securities adjusted to a constant maturity or the 11th District Cost of Funds. The loans have rate caps which limit the amount of change at the time of each adjustment and over the life of each loan.

     The Bank generally requires title insurance for its one-to-four family residential loans and requires that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least equal to the loan amount or replacement cost of the improvements on the property securing the loans, whichever is greater.

     HOME EQUITY LENDING. At June 30, 1998, the Bank had approximately $15 million in home equity line of credit loans, representing approximately 9.2% of its portfolio, before net items. In addition, at such date, the Bank had unfunded home equity lines of credit totaling $13.8 million. The Bank's home equity lines of credit have adjustable interest rates tied to Wall Street Journal Prime plus a margin. The home equity lines of credit require the payment of interest monthly, and all outstanding amounts must be paid in full at the end of 15 years. Home equity lines of credit are generally secured by subordinate liens against residential real property. The Bank requires title opinions from attorneys in connection with these loans. The Bank requires that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least sufficient to cover its loan. Home equity lines are generally limited so that the amount of such loans, along with any senior indebtedness, does not exceed 90% of the value of the real estate security to borrowers with excellent credit history. Under certain circumstances, the Bank will provide lines of credit up to 100% of the value of the real estate security to borrowers with excellent credit history.

     The Bank had approximately $1.43 million in closed-end home equity loans on June 30, 1998. These loans have maximum terms of 15 years and are usually made for home improvements. These loans represent 0.9% of the Bank's loan portfolio, before net items.

     CONSTRUCTION LENDING. The Bank makes construction loans for the construction of single-family dwellings. The aggregate outstanding balance of such loans on June 30, 1998 was approximately $3.9 million, representing approximately 2.4% of the Bank's loan portfolio, before net items, and included construction loans in process of approximately $1.8 million. Some of these loans were made to persons who are constructing properties for the purpose of occupying them; others were made to builders who were constructing properties for sale. Loans made to builders are generally "pure construction" loans which require the payment of interest during the construction period of generally one year or less and the payment of the principal in full at the end of the construction period. Loans made to individual property owners are both pure construction loans and "construction-permanent" loans which generally provide for the payment of interest only during a construction period, after which the loans convert to a permanent loan at fixed or adjustable interest rates having terms similar to one-to-four family residential loans.

     Construction loans for one-to-four family real estate to be occupied by the borrower generally have a maximum loan-to-value ratio of 80% of the appraised value of the property. Title insurance is generally required for construction loans. In addition, the Bank generally requires builders risk or casualty insurance (and, if appropriate, flood insurance) on such loans.

     The Bank occasionally makes loans for the development of land in preparation for the construction of single family properties. The aggregate outstanding balance of such loans on June 30, 1998, was $630,400, representing 0.4% of the Bank's loan portfolio, before net items. The maximum loan-to-value for this type loan is 65%.

     NONRESIDENTIAL LENDING. On June 30, 1998, the Bank had $1.63 million outstanding in loans secured by nonresidential properties, comprising approximately 1.0% of its loan portfolio, before net items. These loans are secured by office, retail, and other commercial real estate and by church properties in the Bank's primary market area and have either fixed or adjustable interest rates. These loans generally do not exceed 75% of the appraised value of the real estate securing the loans. These loans have terms of up to 15 years. The adjustable rate loans generally use the index and rate change limitations as are used in one-to-four family residential lending. See "--One-to-Four Family Residential Lending."

     The Bank generally requires title insurance in connection with its nonresidential real estate loans. The Bank also requires that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least equal to the loan amount or the replacement cost of the improvements on the property securing the loans, whichever is greater.

     The Board of Directors is currently evaluating the opportunities available in the market area for nonresidential lending. The Board may increase efforts in this area to diversify the loan portfolio.

     MULTI-FAMILY RESIDENTIAL LENDING. On June 30, 1998, the Bank had $1.37 million outstanding in loans secured by multi-family residential properties, comprising approximately 0.84% of its loan portfolio, before net items. These loans are secured by apartments and have fixed and adjustable interest rates. These loans generally do not exceed 75% of the appraised value of the real estate securing the loans. Multi-family residential loans have terms of up to 15 years. The loans generally use the same index and rate change limitations as are used in one-to-four family residential lending. See "-- One-to-Four Family Residential Real Estate Lending."

     The Bank generally requires title insurance in connection with its multi-family residential real estate loans. The Bank also requires that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least equal to the loan amount or the replacement cost of the improvements on the property securing the loans, whichever is greater.

     The Board of Directors is currently evaluating the opportunities available in the market area for multi-family residential lending. The Board may increase efforts in this area to diversify the loan portfolio.

     COMMERCIAL LENDING.   Although infrequent, the Bank has made commercial
loans. Those loans generally require publicly-traded common stock as security and are limited to a margin of 60%. As of June 30, 1998, commercial loans amounted to $1.48 million, or 0.9% of gross loans outstanding, before net items. The Board of Directors is currently evaluating the opportunities available in the market area for commercial lending. The Board may increase efforts in this area to diversify the loan portfolio.

     CONSUMER LENDING. At June 30, 1998, the Bank's consumer loan portfolio amounted to $271,000, or 0.17% of gross loans outstanding, before net items. The Board of Directors is currently evaluating the opportunities available in the market area for consumer lending. The Board may increase efforts in this area to diversify the loan portfolio.

     LOAN SOLICITATION, PROCESSING AND UNDERWRITING. Loan originations are derived from a number of sources such as referrals from real estate brokers, the Bank's depositors and borrowers, builders, attorneys, walk-in customers and in some instances, other lenders.

     During its loan approval process, the Bank assesses the applicant's ability to make principal and interest payments on the loan and the value of the property securing the loan. The Bank obtains detailed written loan applications to determine the borrower's ability to repay and verifies responses on the loan application through the use of credit reports, financial statements, and other confirmations. The Bank also obtains information concerning the income, financial condition, employment and the credit history of the applicant. Under current practice, the responsible officer or loan officer of the Bank analyzes the loan application and the property involved, and an appraiser inspects and appraises the property. The Bank generally requires an independent fee appraisal on loans secured by a first mortgage on real estate. In some instances, tax value is used for second lien position loans.

     All real estate loans, except certain home equity loans, must be approved by a Bank underwriter. All loans and lending relationships in excess of $250,000 must receive full Board approval. All loan originations for the month are reported monthly to the Board of Directors.

     Normally, upon approval of a residential mortgage loan application, the Bank gives a commitment to the applicant that it will make the approved loan at a stipulated rate any time within 45 days of the commitment date. The loan is typically funded at such rate of interest and on other terms which are based on
market conditions existing as of the date of the commitment.   No points are
charged unless the loan is actually closed. Approximately 15 percent of commitments that are issued expire without the loan being closed.

     INTEREST RATES, TERMS, POINTS AND FEES. Interest rates and fees charged on the Bank's loans are affected primarily by the market demand for loans, competition, the supply of money available for lending purposes and the Bank's cost of funds. These factors are affected by, among other things, general economic conditions and the policy of the federal government, including the Federal Reserve, tax policies and governmental budgetary matters. In addition to earning interest on loans, the Bank receives fees in connection with originating loans. Fees for loan modifications, late payments, loan assumptions and other miscellaneous services in connection with loans are also charged by the Bank.

     NON-PERFORMING ASSETS AND ASSET CLASSIFICATION. When a borrower fails to make a required payment on a loan and does not cure the delinquency promptly, the loan is classified as delinquent. In this event, the normal procedure followed by the Bank is to make contact with the borrower at prescribed intervals in an effort to bring the loan to a current status, and late charges are assessed as allowed by law. Interest on loans is recorded as borrowers' monthly payments become due. Accrual of interest on loans is suspended when interest becomes 90 days past due or earlier when, in management's judgment, doubts exist as to the collectibility of additional interest. Interest is reserved by establishing an allowance for uncollected interest when a loan becomes delinquent 90 days or more or earlier. Loans begin accruing interest again when interest is brought current. In most cases, delinquencies are cured promptly. If a delinquency is not cured, the Bank normally, subject to any required prior notice to the borrower, commences foreclosure proceedings. If the loan is not reinstated within the time permitted for reinstatement, or the property is not redeemed prior to sale, the property may be sold at a foreclosure sale. In foreclosure sales, the Bank may acquire title to the property through foreclosure, in which case the property so acquired is offered for sale and may be financed by the Bank at prevailing market terms. Any property acquired as a result of foreclosure, or by deed in lieu of foreclosure, is classified as real estate owned until such time as it is sold or otherwise disposed of by the Bank to recover its investment. As of June 30, 1998, the Bank had no real estate acquired in settlement of loans. Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by an independent appraiser, and the real estate is carried at the lower of cost or fair value minus costs to sell. Costs relating to the development and improvement of the property are capitalized, and costs relating to holding the property are charged to expenses.

     The following table sets forth information with respect to non-performing assets by the Bank, including nonaccrual loans and foreclosed real estate at the dates indicated.



                                                 At June 30,              At September 30,
                                             --------------------  -------------------------------
                                               1998       1997       1997       1996       1995
                                             ---------  ---------  ---------  ---------  ---------
                                                            (Dollars in Thousands)
Nonaccrual loans                             $    130   $    211   $    348   $      2   $     --
Accruing loans past due 90 days or more            --         --         --         --         --
Foreclosed real estate                             --         62         --        128         49
                                             --------   --------   --------   --------   --------
Total non-performing assets                  $    130   $    273   $    348   $    130   $     49
                                             ========   ========   ========   ========   ========
Non-performing loans to total gross loans        0.08%      0.13%      0.21%        --%        --%
                                             ========   ========   ========   ========   ========
Non-performing assets to total assets            0.07%      0.14%      0.17%      0.07%      0.02%
                                             ========   ========   ========   ========   ========
Total assets                                 $192,715   $200,677   $199,616   $190,233   $202,170
Total gross loans                            $162,944   $164,966   $163,289   $163,456   $171,051

     During the nine months ended June 30, 1998 and the fiscal year ended September 30, 1997, gross interest income of $25,680 and $7,625, respectively, would have been recorded on non-performing assets if such assets had been current in accordance with their terms and had been outstanding throughout the period or since origination, if held for part of such period. The amount of gross interest income actually recorded on such non-performing assets during the periods was $7,700 and $3,856, respectively.

     Applicable regulations require the Bank to "classify" its own assets on a regular basis. In addition, in connection with examinations of savings institutions, regulatory examiners have authority to identify problem assets and, if appropriate, classify them. Problem assets are classified as "substandard," "doubtful" or "loss," depending on the presence of certain characteristics as discussed below. The Bank also identifies assets which possess credit deficiencies or potential weaknesses deserving close attention by management. These assets are listed as "special mention" and do not warrant adverse classification. At June 30, 1998, the Bank had four loans with an aggregate outstanding balance of approximately $170,000 classified as "special mention."

     An asset is considered "substandard" if not adequately protected by the current net worth and paying capacity of the obligor or the collateral pledged, if any. "Substandard" assets include those characterized by a well-defined weakness with possible risk of loss if the deficiency is not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable." Assets classified "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a loss reserve is not warranted.

     As of June 30, 1998, the Bank had approximately $268,000 loans internally classified as "substandard," no loans classified as "doubtful" and no loans classified as "loss." Total classified loans as of September 30, 1997 and 1996 were approximately $348,000 and approximately $130,000, respectively.

     The following table sets forth at June 30, 1998, the Bank's aggregate carrying value of the assets classified as "substandard," "doubtful," "loss," or criticized as "special mention."

                                   Special Mention List   Substandard       Doubtful          Loss
                                   --------------------  --------------  --------------  --------------
                                    Number     Amount    Number  Amount  Number  Amount  Number  Amount
                                   ---------  ---------  ------  ------  ------  ------  ------  ------
                                                          (Dollars in Thousands)
Real estate loans:
   1-4 family                              4       $170       3    $254      --  $   --      --  $   --
   Home equity                            --         --       1      14      --      --      --      --
   Construction and development           --         --      --      --      --      --      --      --
   Nonresidential                         --         --      --      --      --      --      --      --
   Multi-family                           --         --      --      --      --      --      --      --
                                         ---       ----     ---    ----  ------  ------  ------  ------
       Total real estate loans             4        170       4     268      --      --      --      --
                                         ---       ----     ---    ----  ------  ------  ------  ------

Other loans:
  Commercial                              --         --      --      --      --      --      --      --
  Consumer                                --         --      --      --      --      --      --      --
                                         ---       ----     ---    ----  ------  ------  ------  ------
       Total other loans                  --         --      --      --      --      --      --      --
                                         ---       ----     ---    ----  ------  ------  ------  ------
              Total                        4       $170       4    $268      --  $   --      --  $   --
                                         ===       ====     ===    ====  ======  ======  ======  ======

     ALLOWANCE FOR LOAN LOSSES. In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a secured loan, the quality of the security for the loan as well as general economic conditions. It is management's policy to maintain an allowance for loan losses based on, among other things, the Bank's historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the security for the loans.

     When an insured institution classifies problem assets as either "substandard" or "doubtful," it is required to establish general allowances for loan losses in an amount deemed prudent by management. These allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities and the risk associated with particular problem assets. When an insured institution classifies problem assets as "loss," it charges off, or writes down the balance of, the asset. The Bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS which can order the establishment of additional loss allowances.

     Management continues to actively monitor the Bank's asset quality, to charge off loans against the allowance for loan losses when appropriate and to provide specific loss reserves when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations.

     The following table describes the activity related to the Bank's allowance for loan losses for the periods indicated.

                                Nine Months Ended
                                    June 30,       Year Ended September 30,
                                -----------------  -------------------------
                                  1998     1997     1997     1996     1995
                                --------  -------  -------  -------  -------
                                               (In Thousands)
Balance, beginning of period      $1,223   $1,216   $1,216   $1,215   $1,205
Provision for loan losses             --       --       --       --       --
Charge-offs                           --       --       --       --       --
Recoveries                             1        9        7        1       10
                                  ------   ------   ------   ------   ------
Balance, end of period            $1,224   $1,225   $1,223   $1,216   $1,215
                                  ======   ======   ======   ======   ======


     The following table sets forth the composition of the allowance for loan losses by type of loan at the dates indicated. The allowance is allocated to specific categories of loans for statistical purposes only, and may be applied to loan losses incurred in any loan category.

INVESTMENT SECURITIES

     Interest and dividend income from investment securities generally provides the second largest source of income to the Bank after interest on loans. In addition, the Bank receives interest income from deposits in other financial institutions. At June 30, 1998, the Bank's investment portfolio totaled $26.5 million and consisted of U.S. government and agency securities, interest-earning deposits in other financial institutions and stock of the FHLB of Atlanta.

     Investments are classified in three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with net unrealized gains and losses included in earnings; and (3) debt and equity securities not classified as either held-to-maturity or trading securities are classified as securities available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of equity. Net unrealized securities gains on the securities available-for-sale of $120,539, net of related deferred tax assets of $77,605, are reported as a separate component of equity in the Bank's financial statements at June 30, 1998. The Bank established a trading account to satisfy the investment requirements of a rabbi trust related to a deferred compensation plan. Given the relative immateriality of these amounts, they are classified as other assets within the statement of condition.

     The amortized cost of securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other than temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

     As a member of the FHLB of Atlanta, the Bank is required to maintain an investment in stock of the FHLB of Atlanta equal to the greater of 1% of the Bank's outstanding residential mortgage loans and similar obligations or 5% of its outstanding advances from the FHLB of Atlanta. No ready market exists for such stock, which is carried at cost. As of June 30, 1998, the Bank was in compliance with this requirement with an investment in stock of the FHLB of Atlanta was $1.8 million.

     OTS regulations require the Bank to maintain a minimum amount of liquid assets which may be invested in specified short-term securities. See "SUPERVISION AND REGULATION -- Regulation of the Bank -- Liquidity." The Bank is also permitted to make certain other securities investments.

     The Bank's current investment policy provides that investment decisions will be made jointly by Ronald E. Bostian, President and Chief Executive Officer, and Dianne Hawkins, Vice President, Controller and Treasurer, and reviewed monthly by the Board of Directors. The investment policy provides that the objectives of the investment portfolio are to: (i) establish an acceptable level of interest rate and credit risk for all investments; (ii) generate an acceptable rate of return on investments; (iii) provide for adequate levels of liquidity for the Bank; and (iv) provide guidance from the Board of Directors to management on the investments desired for the Bank.

     Permitted investments include FHLB daily time deposits, FHLB term deposits, insured certificates of deposit, government securities and government agency securities.

                                                                                      -----------------------------------
                                                        At June 30, 1998                              1997
                                           ------------------------------------       -----------------------------------
                                                        Percent of      Amount                     Percent of     Amount
                                                        Allowance      of Loans                    Allowance     of Loans
                                           Amount of     to Total      to Gross       Amount of    to Total      to Gross
                                           Allowance    Allowance       Loans         Allowance    Allowance      Loans
                                           ---------    ----------     --------       ---------    ----------    --------
                                                                                                   (Dollars in Thousands)
Type of loan:
    Real estate loans:
      1-4 family                           $     137        11.19%        84.87%      $     396       32.38%       86.23%
      Home equity                                484        39.55%         9.84%              -           -         6.78%
      Construction and development               115         9.40%         2.37%            109        8.91%        3.45%
      Nonresidential                              52         4.25%         1.00%             16        1.31%        1.36%
      Multi-family                                40         3.27%         0.84%              4        0.33%        0.97%

                                           ---------    ---------      --------       ---------    --------      -------
           Total real estate loans               828        67.66%        98.93%            525       42.93%       98.79%
                                           ---------    ---------      --------       ---------    --------      -------

    Other loans:
      Commercial                                  44         3.59%         0.91%              -           -         1.00%
      Consumer                                     2         0.16%         0.17%             96        7.85%        0.21%
                                           ---------    ---------      --------       ---------    --------      -------

           Total other loans                      46         3.75%         1.07%             96        7.85%        1.21%
                                           ---------    ---------      --------       ---------    --------      -------
Unallocated                                      350        28.59%            -             602       49.22%           -
                                           ---------    ---------      --------       ---------    --------      -------
Total allowance for loan losses            $   1,224       100.00%       100.00%      $   1,223      100.00%      100.00%
                                           =========    =========      ========       =========    ========      =======

                                                                       At September 30,
                                         ----------------------------------------------------------------------------
                                                         1996                                    1995
                                         ------------------------------------     -----------------------------------
                                                       Percent of     Amount                   Percent of     Amount
                                                       Allowance     of Loans                  Allowance     of Loans
                                         Amount of     to Total      to Gross     Amount of    to Total      to Gross
                                         Allowance     Allowance      Loans       Allowance    Allowance      Loans
                                         ---------     ----------    --------     ---------    ----------    --------
Type of loan:
    Real estate loans:
      1-4 family                             $ 393        32.35%       88.92%         $ 429       35.31%       91.20%
      Home equity                                -            -         4.74%             -           -         2.63%
      Construction and development              52         4.28%        2.27%           173       14.24%        2.90%
      Nonresidential                            46         3.79%        1.61%            76        6.26%        1.69%
      Multi-family                               6         0.49%        1.15%             9        0.74%        1.35%

                                         ---------     --------      -------      ---------    --------      -------
           Total real estate loans             497        40.91%       98.69%           687       56.55%       99.77%
                                         ---------     --------      -------      ---------    --------      -------

    Other loans:
      Commercial                                 -            -         1.13%             -           -         0.03%
      Consumer                                 105         8.64%        0.19%            17        1.40%        0.20%
                                         ---------     --------      -------      ---------    --------      -------

           Total other loans                   105         8.64%        1.31%            17        1.40%        0.23%
                                         ---------     --------      -------      ---------    --------      -------
Unallocated                                    613        50.45%           -            511       42.05%           -
                                         ---------     --------      -------      ---------    --------      -------
Total allowance for loan losses          $   1,215       100.00%      100.00%     $   1,215      100.00%      100.00%
                                         =========     ========      =======      =========    ========      =======

     The following table sets forth certain information regarding the Bank's investment portfolio at the dates indicated.



                                                          At September 30,
                                                    ----------------------------
                                  At June 30, 1998    1997      1996      1995
                                  ----------------  --------  --------  --------
                                                  (In Thousands)
Securities available for sale:
  U.S. government and agencies         $ 7,830       $10,335   $12,492   $    --
Securities held to maturity:
  U.S. government and agencies           1,871         2,328     2,521    15,454
Other:
 Interest-earning deposits              10,960        14,164     8,118     5,162
 Term Federal Funds                      4,000         6,100       910     7,200
 Federal Home Loan Bank stock            1,825         1,825     1,825     1,825
                                       -------       -------   -------   -------
    Total                              $26,486       $34,752   $25,866   $29,641
                                       =======       =======   =======   =======

     The following table sets forth certain information regarding the carrying value, weighted average yields and contractual maturities of the Bank's investment portfolio as of June 30, 1998. Mortgage-backed securities are not due at a single maturity date, therefore, the table does not consider prepayment of the underlying loans.

                                                              After One Year Through    After Five Years
                                            One Year or Less         Five Years        Through Ten Years    After Ten Years
                                            -----------------  ----------------------  ------------------   ---------------
                                                     Weighted              Weighted             Weighted             Weighted
                                            Carrying  Average  Carrying    Average     Carrying  Average    Carrying  Average
                                              Value    Yield     Value      Yield        Value    Yield       Value    Yield
                                            -------- --------  --------  ------------  -------- ---------   --------- -------
                                                                                          (Dollars in Thousands)
Securities available for sale:
    U.S. government and agencies        $      -         -    $   666       6.24%         $ 185    9.02%     $ 6,979     6.64%


Securities held to maturity:
    U.S. government and agencies               -         -      1,132       7.07%             -       -          739     7.20%

Other:
    Interest-earning deposits             10,960      6.14%         -          -              -       -            -        -
    Term Federal Funds                     4,000      5.55%         -          -              -       -            -        -
    Federal Home Loan Bank stock               -         -          -          -              -       -        1,825     7.50%
                                          -------   -------    -------    -------        -------  ------    ---------  -------

                Total                   $ 14,960      5.98%   $ 1,798       6.76%         $ 185    9.02%     $ 9,543     6.85%
                                          =======   =======    =======    =======        =======  ======    =========  =======

                                                 Total
                                          --------------------
                                                      Weighted
                                          Carrying     Average
                                            Value       Yield
                                          ---------    -------
Securities available for sale:
    U.S. government and agencies             7,830         6.66%
 6.66%


Securities held to maturity:
    U.S. government and agencies             1,871         7.12%

Other:
    Interest-earning deposits               10,960         6.14%
    Term Federal Funds                       4,000         5.55%
    Federal Home Loan Bank stock             1,825         7.50%
                                          ---------     --------

                Total                     $ 26,486         6.37%
                                          =========     ========

DEPOSITS AND BORROWINGS

     GENERAL. Deposits are one of the primary sources of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from loan principal payments and prepayments, interest payments, investment income and principal payments and prepayments, interest from its own interest-earning deposits, interest income and advances from the FHLB of Atlanta and otherwise from its operations. Loan repayments are a relatively stable source of funds while deposit inflows and outflows may be significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer term basis for general business purposes.

     DEPOSITS.   The Bank attracts both short-term and long-term deposits from the general public by offering a variety of accounts and rates. The Bank offers passbook savings accounts, negotiable order of withdrawal accounts, money market demand accounts, non-interest-bearing accounts, and fixed interest rate certificates with varying maturities. At June 30, 1998, 69.8% of the Bank's deposits consisted of certificate accounts, 23.9% consisted of passbook savings accounts, 5.5% consisted of interest-bearing transaction accounts and 0.86% consisted of noninterest-bearing transaction accounts. Deposit flows are greatly influenced by economic conditions, the general level of interest rates, competition, and other factors. The Bank utilizes traditional marketing methods to attract new customers and savings deposits, including print, television advertising and direct mailings. The Bank plans to emphasize passbook and checking accounts as a source of lower cost funds. The Bank recently began issuing ATM cards to its customers as a way of increasing the number and balances of such accounts.

     The following table sets forth information relating to the Bank's deposit flows during the periods shown and total deposits at the end of such periods.


                                           At or for the Nine Months         At or for the Year
                                                 Ended June 30,             Ended September 30,
                                           --------------------------  ------------------------------
                                               1998          1997        1997      1996       1995
                                           -------------  -----------  --------  ---------  ---------
                                                                (In Thousands)
Total deposits at beginning of period          $160,493      $146,450  $146,450  $159,309   $159,480
Net increase (decrease) before interest
  credited                                       (5,147)        7,390     8,048   (18,384)    (4,769)
Interest credited                                 4,473         4,408     5,995     5,525      4,598
                                               --------      --------  --------  --------   --------
Total deposits at end of period                $159,819      $158,248  $160,493  $146,450   $159,309
                                               ========      ========  ========  ========   ========


     The following table sets forth certain other information regarding the Bank's savings deposits at the dates indicated.

                                                                           -------------------------------------------
                                                 At June 30, 1998                       1997
                                       ---------------------------------   --------------------------------  ---------
                                                   Weighted                           Weighted
                                                   Average       % of                 Average       % of
                                         Amount      Rate      Deposits     Amount      Rate      Deposits    Amount
                                       ---------  ----------  ----------   --------  ----------  ----------  --------
                                                                                          (Dollars in Thousands)
Deposit accounts:
     Passbook savings                  $  38,194     4.52%      23.90%     $ 31,395      4.52%      19.56%   $ 26,134
     NOW accounts                          5,798     1.42%       3.63%        5,248      1.35%       3.27%      4,109
     Money market deposit accounts         2,932     2.50%       1.83%        3,125      2.50%       1.95%      3,547
     Non-interest bearing accounts         1,376        -%       0.86%        1,550         -%       0.97%        866
                                       ---------  --------    --------     --------  ---------   ---------   --------

       Total demand deposits              48,300     3.90%      30.22%       41,318      3.79%      25.75%     34,656
                                       ---------  --------    --------     --------  ---------   ---------   --------

Certificates of deposit                  111,519     5.51%      69.78%      119,175      5.66%      74.25%    111,794
                                       ---------  --------    --------     --------  ---------   ---------   --------

       Total deposits                  $ 159,819     5.02%     100.00%     $160,493      5.18%     100.00%   $146,450
                                       =========  ========    ========     ========  =========   =========   ========

                                                     1996                          1995
                                       ---------------------------------   --------------------
                                                   Weighted                           Weighted
                                                   Average       % of                 Average
                                         Amount      Rate      Deposits     Amount      Rate
                                       ---------  ----------  ----------   --------  ----------
Deposit accounts:
     Passbook savings                     4.44%     17.84%    $ 18,735       4.15%      11.76%
     NOW accounts                         1.68%      2.81%       3,892       1.71%       2.44%
     Money market deposit accounts        2.56%      2.42%       4,368       2.71%       2.74%
        Non-interest bearing accounts        -%      0.59%         876          -%       0.55%
                                       --------   --------    --------     -------   ---------

       Total demand deposits              3.81%     23.66%      27,871       3.45%      17.49%
                                       --------   --------    --------     -------   ---------

Certificates of deposit                   5.71%     76.34%     131,438       5.81%      82.51%
                                       --------   --------    --------     -------   ---------

       Total deposits                     5.26%    100.00%   $ 159,309       5.40%     100.00%
                                       ========   ========    ========     =======   =========

     The following table presents the maturities by rates paid on all certificates of deposit as of June 30, 1998.

                                  Amount Due During the Year Ending June 30,
                           ---------------------------------------------------------
                                                                   2003 and
                             1999       2000     2001     2002    thereafter   Total
                            ------     ------   ------   ------   ----------   -----
                                            (Dollars in Thousands)
Certificates of deposit
     2.00% to 3.99%         $ 2,411  $     --  $    --    $  --   $     --   $  2,411
     4.00% to 5.99%          61,650    20,166    4,327      113          5     86,261
     6.00% to 7.99%          14,188     6,514      845      100        182     21,829
     8.00% to 9.99%             165       650      203       --         --      1,018
                            -------   -------   ------    -----   --------   --------
     Total                  $78,414   $27,330   $5,375    $ 213   $    187   $111,519
                            =======   =======   ======    =====   ========   ========

     As of June 30, 1998, the aggregate amount of time certificates of deposit in amounts greater than or equal to $100,000 outstanding was approximately $18.1 million, representing 16.26% of all certificates of deposit on such date. Management believes that most of these deposits are held by long-time, local customers of the Bank. The Bank also holds deposits of state and local governments which are subject to rebidding from time to time and to securitization requirements. The following table presents the maturity of these time certificates of deposit greater than or equal to $100,000 at such date.


                                                                       At
                                                                 June 30, 1998
                                                                 --------------
                                                                 (In Thousands)
3 Months or less                                                     $ 2,097
Over 3 months through 6 months                                         2,931
Over 6 months through 12 months                                        7,185
Over 12 months                                                         5,921
                                                                     -------
         Total                                                       $18,134
                                                                     =======


     BORROWINGS.   The Bank's principal source of long-term borrowings are
advances from the FHLB of Atlanta. The FHLB system functions in a reserve credit capacity for savings institutions. As a member, the Bank is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances from the FHLB of Atlanta on the security of that stock and a floating lien on certain of its real estate secured loans and other assets. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB of Atlanta's assessment of the institution's creditworthiness. The Bank had $13.0 million in advances from the FHLB of Atlanta on June 30, 1998 of which $9.0 million was due by June 30, 1999 and the remaining $4.0 million due by June 30, 2000.

SUBSIDIARIES

     As a federally-chartered savings bank, the Bank is permitted by OTS regulations to invest up to 2% of its assets in the stock of, or loans to, service corporation subsidiaries, and may invest an additional 1% of its assets in service corporations where such additional funds are used for inner-city or community development purposes. In addition to investments in service corporations, federal institutions are permitted to invest an unlimited amount in operating subsidiaries engaged solely in activities which a federal savings bank may engage in directly.

     Carolina Service Corporation, a wholly-owned subsidiary of the Bank which had no material earnings, was liquidated on September 9, 1998.

PROPERTIES

     The following table sets forth the location of the Bank's headquarters office in Salisbury, and branch offices in Statesville and Rockwell, North Carolina, as well as certain other real property owned or leased by the Bank and information relating to such real estate as of June 30, 1998:

                                               Net Book
                                               Value of
                                             Property or       Owned or
                                             Improvements       Leased
                                             ------------      --------
401 West Innes Street                            $353,697        Owned
Salisbury, North Carolina 28144-4232

427 West Innes Street                             176,287        Owned
Salisbury, North Carolina 28144

307 North Center Street                           414,641        Owned
Statesville, North Carolina 28677

106 West Main Street                               38,487        Owned
Rockwell, North Carolina 28138

330 South Main Street                            $ 14,167       Leased
Salisbury, North Carolina 28144

     The total net book value of the Bank's furniture, fixtures and equipment at June 30, 1998 was $211,273. The properties are considered by the Bank's management to be in good condition.

LEGAL PROCEEDINGS

     From time to time, the Bank is a party to legal proceedings which arise in the ordinary course of its business. Most commonly, such proceedings are commenced by the Bank to enforce obligations owed to it. From time to time, claims are asserted against the Bank directly or as defenses and counterclaims in actions filed by the Bank. At this time, the Bank is not a party to any legal proceeding which is expected to have a material effect on its financial condition or results of operations.

COMPETITION

     The Bank has operated in the Salisbury community for more than 91 years.
It faces strong competition both in attracting deposits and making real estate and other loans. Its most direct competition for deposits has historically come from other savings institutions, credit unions, brokerage firms and commercial banks located in its primary market area, including large financial institutions which have greater financial and marketing resources available to them. As of June 30, 1997, in Rowan County, where the Bank's Salisbury and Rockwell offices are located, there were 37 commercial bank offices, two thrift institution offices and three credit union offices, and in Iredell County, where the Bank's Statesville office is located, there were 34 commercial bank offices, one thrift institution office and one credit union office. Based upon 1997 FDIC comparative data, the Bank had approximately 11.7% and approximately 10.4% of the deposits in Salisbury and Rowan County, respectively, and approximately 8.0% and approximately 4.7% of the deposits in Statesville and Iredell County, respectively.

     The Bank has also faced additional significant competition for investors' funds from short-term money market securities and other corporate and government securities. While the Bank's market share of deposits has decreased in recent years, its deposit base has grown principally due to economic growth in the Bank's market area. The ability of the Bank to attract and retain savings deposits depends on its ability to generally provide a rate of return, liquidity and risk comparable to that offered by competing investment opportunities.

     The Bank experiences strong competition for real estate loans from other savings institutions, commercial banks, and mortgage banking companies. The Bank competes for loans primarily through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers. Competition may increase as a result of the continuing reduction of restrictions on the interstate operations of financial institutions. See "RISK FACTORS -- Competition."

EMPLOYEES

     As of June 30, 1998, the Bank had 40 full-time employees and two part-time employees. Employees are not represented by any union or collective bargaining group, and the Bank considers its employee relations to be good.

     In connection with the Conversion, the Bank has adopted the ESOP, which will provide benefits to employees of the Bank. See "MANAGEMENT OF THE BANK -- Employee Stock Ownership Plan." Also, the Boards of Directors of the Company and the Bank are expected to adopt, and stockholders of the Company will be asked to approve, a MRP and a Option Plan at a meeting of stockholders after the first anniversary following the Conversion. See "MANAGEMENT OF THE BANK -- Proposed Option Plan" and "--Proposed Management Recognition Plan."

     Certain employees of the Bank participate in other benefit plans. See "MANAGEMENT OF THE BANK -- Bonus Compensation", "-- Defined Benefit Pension Plan", "-- 401K Retirement Plan", "-- Non-Qualified Deferred Compensation Plan for Officers" and "-- Non-Qualified Pension Restoration Plan".


                                   TAXATION

FEDERAL INCOME TAXATION

     Savings institutions such as the Bank are subject to the taxing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), for corporations, as modified by certain provisions specifically applicable for financial or thrift institutions. Income is reported using the accrual method of accounting. The maximum corporate federal income tax rate is 35%.

     For fiscal years beginning prior to December 31, 1995, thrift institutions which qualified under certain definitional tests and other conditions of the Code were permitted certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans (generally loans secured by interests in real property improved or to be improved) under (i) a method based on a percentage of the institution's taxable income, as adjusted (the "percentage of taxable income method") or (ii) a method based on actual loss experience (the "experience method"). The reserve for nonqualifying loans was computed using the experience method.

     The addition to the bad debt reserve under the percentage of taxable income method was limited to 8% of taxable income. This method could not raise the reserve for losses on qualifying real property loans to exceed 6% of qualifying real property loans at the end of the year. Moreover, the current year addition to the reserve for losses on qualifying loans, when added to the experience method deduction for nonqualifying loans, could not exceed the amount by which 12% of total deposits and withdrawable accounts exceeded the sum of surplus, undivided profits and reserves at the beginning of the year. The experience method amount was the amount necessary to increase the balance of the reserve at the close of the year to the greater of (i) the amount which bore the same ratio to loans outstanding at the close of the year as the total net bad debts sustained during the current and five preceding years bore to the sum of the loans outstanding at the close of such six years or (ii) the balance in the reserve account at the close of the last taxable year beginning before 1988 (assuming that the loans outstanding have not declined since such date).

     In order to qualify for the percentage of taxable income method, an institution had to have at least 60% of its assets as "qualifying assets," which generally included, cash, obligations of the United States government or certain agencies or instrumentalities thereof or of a state or political subdivision, residential real estate-related loans, or loans secured by savings accounts and property used in the conduct of its business. In addition, it had to meet certain other supervisory tests and operate principally for the purpose of acquiring savings and investing in loans.

     Institutions which became ineligible to use the percentage of taxable income method had to change to either the reserve method or the specific charge-off method that applied to banks. Large thrift institutions, those generally exceeding $500 million in assets, had to convert to the specific charge-off method. In computing its bad debt reserve for federal income taxes, the Bank used the reserve method in fiscal years 1995, 1996, and 1997.

     Bad debt reserve balances as of the close of the last taxable year beginning before January 1, 1988 or amounts maintained in a supplemental reserve built up prior to 1962 ("excess bad debt reserve") must be included in taxable income upon certain distributions to shareholders. Distributions in redemption of stock or in partial or complete liquidation or distributions with respect to its stock in excess of earnings and profits accumulated in years beginning after December 31, 1951, are treated as a distribution from the excess bad debt reserve. When such a distribution takes place, the thrift is required to reduce its reserve by such distribution plus the income tax resulting from simultaneously recognizing the distribution as an item of taxable income increased by the amount of income tax imposed on the inclusion. Dividends not in excess of earnings and profits accumulated since December 31, 1951 will not require inclusion of part or all of the bad debt reserve in taxable income. The Bank has accumulated earnings and profits since December 31, 1951 and has an excess bad debt reserve. Distributions in excess of current and accumulated earnings and profits will increase taxable income. Net retained earnings at June 30, 1998 includes approximately $3.7 million for which no provision for federal income tax has been made.

     Legislation passed by the U.S. Congress and signed by the President in August 1996 contains a provision that repeals the percentage of taxable income method of accounting for thrift bad debt reserves for tax years beginning after December 31, 1995. The legislation will trigger bad debt reserve recapture for post-1987 excess reserves over a six-year period. At June 30, 1998, the Bank's post-1987 excess reserves amounted to approximately $471,000. A special provision suspends recapture of post-1987 excess reserves for up to two years if, during those years, the institution satisfies a "residential loan requirement." This requirement will be met if the principal amount of the institution's residential loans originated during the year exceeds a base year amount, which is determined by reference to the average of the institution's residential loans originated during the six most recent taxable years beginning on or before December 31, 1995. The Bank did not meet the residential loan requirement for its 1996 tax year and recaptured one-sixth of the excess reserves. However, notwithstanding this special provision, recapture must begin no later than the first taxable year beginning after December 31, 1997.

     The Bank may also be subject to the corporate alternative minimum tax ("AMT"). This tax is applicable only to the extent it exceeds the regular corporate income tax. The AMT is imposed at the rate of 20% of the corporation's alternative minimum taxable income ("AMTI") subject to applicable statutory exemptions. AMTI is calculated by adding certain tax preference items and making certain adjustments to the corporation's regular taxable income. Preference items and adjustments generally applicable to financial institutions include, but are not limited to, the following: (i) the excess of the bad debt deduction for reasonable bad debt reserves over the amount that would have been allowed had the institution maintained a reserve for all tax years on the basis of actual experience; (ii) interest on certain tax-exempt bonds issued after August 7, 1986; and (iii) 75% of the excess, if any, of a corporation's adjusted current earnings over its AMTI (as otherwise determined with certain adjustments). Net operating loss carryovers, subject to certain adjustments, may be utilized to offset up to 90% of the AMTI. Credit for AMT paid may be available in future years to reduce future regular federal income tax liability to the extent it exceeds the year's AMT. The Bank has not been subject to the AMT in recent years.

     The Bank's federal income tax returns were audited by the IRS for the 1994 tax year. There were no findings.

STATE AND LOCAL TAXATION

     Under North Carolina law, the corporate income tax for tax years beginning in 1997 is 7.5% of federal taxable income as computed under the Code, subject to certain prescribed adjustments. Prior to 1997, the corporate income tax rate was 7.75%. In addition, for tax years beginning in 1991, 1992, 1993 and 1994, corporate taxpayers were required to pay a surtax equal to 4%, 3%, 2% and 1%, respectively, of the state income tax otherwise payable by it. An annual state franchise tax is imposed at a rate of 0.15% applied to the greatest of the institutions (i) capital stock, surplus and undivided profits, (ii) investment in tangible property in North Carolina or (iii) appraised valuation of property in North Carolina.

     The North Carolina corporate tax rate will drop to 7.25% for tax years beginning in 1998, 7.0% in 1999, and 6.9% thereafter.


                           SUPERVISION AND REGULATION

GENERAL

     The Bank is subject to extensive regulation, examination and supervision by the OTS, as its chartering agency, and the FDIC, as the deposit insurer. The Bank is a member of the FHLB System. The Bank's deposit accounts are insured up to applicable limits by the SAIF managed by the FDIC. The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OTS and the FDIC to test the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the OTS, the FDIC or the Congress, could have a material adverse impact on the Company, the Bank and their operations. Assuming that the holding company form of organization is utilized, the Company, as a savings and loan holding company, will also be required to file certain reports with, and otherwise comply with the rules and regulations of the OTS and of the SEC under the federal securities laws.

     Any change in the regulatory structure or the applicable statutes or regulations, whether by the OTS, the FDIC or the Congress, could have a material impact on the Company, the Bank, their operations or the Bank's Conversion. Congress is expected to consider in 1998 the elimination of the federal thrift charter and abolishment of the OTS. The results of such consideration, including possible enactment of legislation is uncertain. Therefore, the Bank is unable to determine the extent to which the results of consideration or possible legislation, if enacted, would affect its business. See "Risk Factors--Regulatory Oversight".

     Certain of the regulatory requirements applicable to the Bank and to the Company are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings associations set forth in this Prospectus do not purport to be complete descriptions of such statutes and regulations and their effects on the Bank and the Company and is qualified in its entirety by reference to such statutes and regulations.


FEDERAL REGULATION OF THE BANK

     Business Activities. The activities of federal savings institutions are governed by the Home Owners' Loan Act, as amended (the "HOLA") and, in certain respects, the Federal Deposit Insurance Act ("FDI Act") and the regulations issued by the agencies to implement these statutes. These laws and regulations delineate the nature and extent of the activities in which federal associations may engage. In particular, many types of lending authority for federal associations, e.g., commercial, nonresidential real property loans and consumer loans, are limited to a specified percentage of the institution's capital or assets.

     Loans-to-One Borrower. Under the HOLA, savings institutions are generally subject to the national bank limit on loans-to-one borrower. Generally, this limit is 15% of the Bank's unimpaired capital and surplus, plus an additional 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain financial instruments and bullion. At June 30, 1998, the Bank's general limit on loans-to-one borrower was $2.50 million. At June 30, 1998, the Bank's largest aggregate amount of loans-to-one borrower consisted of a $1.45 million commercial loan.

     QTL Test. The HOLA requires savings institutions to meet a QTL test. Under the QTL test, a savings association is required to maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least 9 months out of each 12-month period. A savings association that fails the QTL test must either convert to a bank charter or operate under certain restrictions. As of June 30, 1998, the Bank maintained 97.38% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered as "qualified thrift investments."

     Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by a savings institution, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of institutions, which are based primarily on an institution's capital level. An institution that exceeds all fully phased-in regulatory capital requirements before and after a proposed capital distribution ("Tier 1 Bank") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice to, but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of: (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net earnings for the previous four quarters. Any additional capital distributions would require prior OTS approval. In the event the Bank's capital fell below its capital requirements or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

     Liquidity. The Bank is required to maintain an average daily balance of specified liquid assets equal to a monthly average of not less than a specified percentage (currently 4%) of its net withdrawable deposit accounts plus short-term borrowings. Monetary penalties may be imposed for failure to meet these liquidity requirements. The Bank's average liquidity ratio for the quarter ended June 30, 1998 was 20.16%, which exceeded the applicable requirements. The Bank has never been subject to monetary penalties for failure to meet its liquidity requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity."

     Assessments. Savings institutions are required by regulation to pay assessments to the OTS to fund the agency's operations. The general assessment, paid on a semi-annual basis, is based upon the savings institution's total assets, including consolidated subsidiaries, as reported in the Bank's latest quarterly Thrift Financial Report. Because the Bank has recently converted from a state-chartered savings bank to a federally chartered savings bank no assessment has been paid to the OTS as of June 30, 1998.

     Branching. OTS regulations permit federally-chartered savings associations to branch nationwide under certain conditions. Generally, federal savings associations may establish interstate networks and geographically diversify their loan portfolios and lines of business. The OTS authority preempts any state law purporting to regulate branching by federal savings associations.

     Transactions with Related Parties. The Bank's authority to engage in transactions with related parties or "affiliates" (i.e., any company that controls or is under common control with an institution, including the Company and any non-savings institution subsidiaries that the Company may establish) is limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Section 23A restricts the aggregate amount of covered transactions with any individual affiliate to 10% of the capital and surplus of the savings institution and also limits the aggregate amount of transactions with all affiliates to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in
Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B generally requires that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies.

     Enforcement. Under the FDI Act, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring action against all "institution-affiliated parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers or directors, receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or $1 million per day in especially egregious cases. Under the FDI Act, the FDIC has the authority to recommend to the Director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal and state law also establishes criminal penalties for certain violations.

     Standards for Safety and Soundness. The FDI Act requires each federal banking agency to prescribe for all insured depository institutions standards relating to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, and compensation, fees and benefits and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness ("Guidelines") to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The Guidelines address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset growth;

asset quality; earnings; and compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDI Act. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

     Capital Requirements. The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard, a 3% leverage (core capital) ratio and an 8% risk based capital standard. Core capital is defined as common stockholder's equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights ("MSRs") and credit card relationships. The OTS regulations require that, in meeting the leverage ratio, tangible and risk-based capital standards institutions generally must deduct investments in and loans to subsidiaries engaged in activities not permissible for a national bank. In addition, the OTS prompt corrective action regulation provides that a savings institution that has a leverage capital ratio of less than 4% (3% for institutions receiving the highest CAMEL examination rating) will be deemed to be "undercapitalized" and may be subject to certain restrictions. See "--Prompt Corrective Regulatory Action."

     The risk-based capital standard for savings institutions requires the maintenance of total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks OTS believes are inherent in the type of asset. The components of core capital are equivalent to those discussed earlier under the 3% leverage standard. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and, within specified limits, the allowance for loan and lease losses. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

     The OTS has adopted an interest rate risk component into its regulatory capital requirements; however, the OTS has postponed indefinitely any adjustment to capital which would be required by such interest rate risk component. The OTS interest rate risk rule as written would also adjust the risk-weighting for certain mortgage derivative securities. Under the rule as written, savings associations with "above normal" interest rate risk exposure would be subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk would be measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200-basis point increase or decrease in market interest rates divided by the estimated economic value of the Bank's assets, as calculated in accordance with guidelines set forth by the OTS. A savings association whose measured interest rate risk exposure exceeds 2% would be required to deduct an interest rate component in calculating its total risk-based capital. The interest rate risk component would be an amount equal to one-half of the difference between the institution's measured interest rate risk and 2%, multiplied by the estimated economic value of the Bank's assets. That dollar amount would be deducted from an association's total capital in calculating compliance with its risk-based capital requirement. Under the rule as written, there is a two quarter lag between the reporting date of an institution's financial data and the effective date for the new capital requirement based on that data. A savings association with assets of less than $300 million and risk-based capital ratios in excess of 12% would be not subject to the interest rate risk component, unless the OTS determined otherwise. The rule also provides that the Director of the OTS may waive or defer an association's interest rate risk component on a case-by-case basis. No prediction can be made when such interest rate risk component requirement will be implemented, or if it ever will be implemented.

     At June 30, 1998, the Bank met each of its capital requirements, in each case on a fully phased-in basis. See "Historical and Pro Forma Capital Compliance" for a table which sets forth in terms of dollars and percentages the OTS tangible, leverage and risk-based capital requirements, the Bank's historical amounts and percentages at

June 30, 1998, and pro forma amounts and percentages based upon the issuance of the shares within the Estimated Price Range and assuming that a portion of the net proceeds are retained by the Company.


PROMPT CORRECTIVE REGULATORY ACTION

     Under the OTS prompt corrective action regulations, the OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of capitalization. Generally, a savings institution that has a total risk-based capital of less than 8.0% or a leverage ratio or a Tier 1 capital ratio that is less than 4.0% is considered to be undercapitalized. A savings institution that has a total risk-based capital less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." Subject to a narrow exception, the Banking regulator is required to appoint a receiver or conservator for an institution that is critically undercapitalized. The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date an association receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions may become immediately applicable to the institution depending upon its category, including, but not limited to, increased monitoring by regulators, restrictions on growth, and capital distributions and limitations on expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

INSURANCE OF DEPOSIT ACCOUNTS

     The FDIC has adopted a risk-based insurance assessment system. The FDIC assigns an institution to one of three capital categories based on the institution's financial information, as of the reporting period ending seven months before the assessment period, consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates for SAIF member institutions currently range from 0 basis points to 27 basis points. The FDIC is authorized to raise the assessment rates in certain circumstances. The FDIC has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of the Bank. The Bank's assessment rate for the years ended September 30, 1997, 1996 and 1995 was .093%, .26% and .23% of assessable deposits.

     Under the FDIC Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

FEDERAL HOME LOAN BANK SYSTEM

     The Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The Bank was in compliance with this requirement with an investment in FHLB stock at June 30, 1998 of $1.8 million. FHLB advances must be secured by specified types of collateral and all long-term advances may only be obtained for the purpose of providing funds for residential housing finance. At June 30, 1998, the Bank had $13.0 million in FHLB advances.

     The FHLBs are required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. For the fiscal years ended September 30, 1997, 1996 and 1995, cash dividends from the FHLB to the Bank amounted to $132,207, $132,389 and $123,468, respectively. If dividends were reduced, the Bank's net interest income would likely also be reduced. Further, there can be no assurance that the impact of recent or future legislation on the FHLBs will not also cause a decrease in the value of the FHLB stock held by the Bank.

FEDERAL RESERVE SYSTEM

     The Federal Reserve Board regulations require savings institutions to maintain non-interest-earning reserves against their transaction accounts. The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $47.8 million or less (subject to adjustment by the Federal Reserve Board) the reserve requirement is 3%; and for accounts greater than $47.8 million, the reserve requirement is $1.4 million plus 10% (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $47.8 million. The first $4.7 million of otherwise reservable balances (subject to adjustment by the Federal Reserve Board) are exempted from the reserve requirements. The Bank is in compliance with the foregoing requirements. Because required reserves must be maintained in the form of either vault cash, a non-interest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, the effect of this reserve requirement is to reduce the Bank's interest-earning assets. FHLB System members are also authorized to borrow from the Federal Reserve "discount window," but Federal Reserve Board regulations require institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

REGULATION OF THE COMPANY

     The Company, if utilized, will be a non-diversified unitary savings and loan holding company within the meaning of the HOLA. As such, the Company will be required to register with the OTS and will be subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. The Bank must notify the OTS 30 days before declaring any dividend to the Company.

     As a unitary savings and loan holding company, the Company generally will not be restricted under existing laws as to the types of business activities in which it may engage, provided that the Bank continues to be a QTL. See "-- Federal Savings Institution Regulation--QTL Test" for a discussion of the QTL requirements. Upon any non-supervisory acquisition by the Company of another savings association, the Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be subject to extensive limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, as amended (the "BHC Act"), subject to the prior approval of the OTS, and to other activities authorized by OTS regulation. Previously proposed legislation would have treated all savings and loan holding companies as bank holding companies and limit the activities of such companies to those permissible for bank holding companies.

     The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of the voting stock of another savings institution, or holding company thereof, without prior written approval of the OTS; from acquiring or retaining, with certain exceptions, more than

5% of a non-subsidiary holding company or savings association. The HOLA also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by the HOLA, or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

     The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

FEDERAL SECURITIES LAWS

     The Company has filed with the SEC a registration statement under the Securities Act for the registration of the Common Stock to be issued pursuant to the Conversion. Upon completion of the Conversion, the Company's Common Stock will be registered with the SEC under the Exchange Act. The Company will then be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

     The registration under the Securities Act of shares of the Common Stock to be issued in the Conversion does not cover the resale of such shares. Shares of the Common Stock purchased by persons who are not affiliates of the Company may be resold without registration. Shares purchased by an affiliate of the Company will be subject to the resale restrictions of Rule 144 under the Securities Act. If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the Company or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made in the future by the Company to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.


                           MANAGEMENT OF THE COMPANY

     The Board of Directors of the Company currently consists of seven directors: Malcolm B. Blankenship, Jr., Ronald E. Bostian, James W. Duke, Harold
C. Earnhardt, K. V. Epting, Jr., Gordon P. Hurley, and Bobby A. Lomax. Each of these persons is also a director of the Bank and biographical information with respect to each is set forth under "MANAGEMENT OF THE BANK -- Directors" and "-- Executive Officers." Each director is elected for a one-year term. However, at such time, if any, as the number of directors is at least nine, the Articles of Incorporation and Bylaws of the Company provide for staggered elections so that approximately one-third of the directors will each be initially elected to one, two and three-year terms, respectively, and thereafter, all directors will be elected to terms of three years each.

     The executive officers of the Company who serve at the discretion of the Board of Directors of the Company, are as follows:

                          AGE AT              POSITION HELD
        NAME           JUNE 30, 1998        WITH THE COMPANY
        ----           -------------        ----------------
Ronald E. Bostian           60              President and Chief Executive
                                            Officer

Dianne E. Hawkins           35              Treasurer and Controller

Ralphelle S. Butler         50              Secretary

     Biographical information with respect to Mr. Bostian and Mrs. Hawkins is set forth below under "MANAGEMENT OF THE BANK -- Executive Officers." There are no other employees of the Company. No officer, director or employee of the Company has received remuneration from the Company to date, and it is currently expected that no compensation will be paid by the Company after the Conversion. Information concerning the principal occupations and employment of, and compensation paid by the Bank to, the directors and executive officers of the Company is set forth under "MANAGEMENT OF THE BANK." See "MANAGEMENT OF THE
BANK -- Employment Agreement" for a description of the employment agreement expected to be entered into with Mr. Bostian.


                             MANAGEMENT OF THE BANK

DIRECTORS

     The direction and control of the Bank, as a federally-charted savings bank, is vested in its seven-member Board of Directors elected by the depositor and borrower members of the Bank. Upon conversion of the Bank to capital stock form, each director of the Bank immediately prior to the Conversion will continue to serve as a director of the Bank as a stock institution. All directors currently serve for one-year terms. The Bank's proposed Bylaws, which would become effective after the Conversion, provide for staggered elections of its directors, if and when the number of directors shall equal at least nine, so that approximately one-third of the directors would be elected each year for three-year terms. Upon consummation of the Conversion, the Company will own all of the issued and outstanding shares of capital stock of the Bank, and the Company will elect the directors of the Bank. The Company now plans to nominate and re-elect all members of the Bank's existing board of directors when their existing terms expire. The following table sets forth certain information with respect to the persons who currently serve as members of the Board of Directors of the Bank.

                                AGE AT
                               JUNE 30,                 PRINCIPAL OCCUPATION                      DIRECTOR
NAME                             1998                  DURING LAST FIVE YEARS                       SINCE
----                           --------                ----------------------                     --------
Malcolm B. Blankenship, Jr.      51         Law Partner - Kluttz, Reamer, Blankenship,               1991
                                            Hayes & Randolph, L.L.P.

Ronald E. Bostian                60         President and Chief Executive Officer of                 1984
                                            Citizens Bank

James W. Duke                    69         Manufacturers Representative for M.W. Window             1979
                                            Corp.

Harold C. Earnhardt              66         Retired General Officer of the North Carolina            1984
                                            Air National Guard

K. V. Epting, Jr.                68         Retired Executive Director of the Salisbury-Rowan
                                            Chamber of Commere                                       1992

Gordon P. Hurley                 60         President, Hurley Foundation                             1980

Bobby A. Lomax                   70         Dentist                                                  1977

BOARD MEETINGS AND COMMITTEES

     The Bank's Board of Directors has regular monthly meetings, and held 12 regular meetings and one special meeting in the fiscal year ended September 30, 1997. The Board has also established three committees to whom certain responsibilities have been delegated - an Asset/Liability Committee, an Audit Committee, and a Nominating Committee. No director attended fewer than 75% of the total number of Board meetings and meetings of Board committees on which he served during the year ended September 30, 1997.

     The Asset/Liability Committee is composed of all Board members and met 11 times during the fiscal year ended September 30, 1997.


     The Audit Committee is composed of all members of the Board of Directors, except Mr. Bostian. The Audit Committee is responsible for meeting with and retaining independent auditors, overseeing the adequacy of internal controls, ensuring compliance with the Bank's policies and procedures and with generally accepted accounting principles. The Audit Committee met four times during the fiscal year ended September 30, 1997.

     The Nominating Committee is composed of Messrs. Duke, Earnhardt, and Lomax and met one time during the fiscal year ended September 30, 1997.

DIRECTORS' FEES

     For their service on the Bank's Board of Directors, each member of the Bank's Board of Directors, including Mr. Bostian, receives a monthly retainer of $700, $400 for each Board meeting attended, and $200 for each committee meeting attended if the committee meeting is scheduled on a day different from the regularly-scheduled Board meeting.


DIRECTORS DEFERRED COMPENSATION PLAN

     The Bank maintains a non-qualified deferred compensation plan for all of its directors. Under the plan, each director may elect to defer a portion or all of his director's fees to the plan each year. Directors are fully vested in all amounts they contribute to the plan.

     Benefits under the plan are payable in the event of the director's retirement, death, disability, or termination of service, in a lump sum. Installment payments are available to a retiring director if so elected by the director at the time of his initial deferral election. If the director dies before receiving all of his accrued benefit under the plan, his beneficiary will receive the remaining benefits due him under the plan in a lump sum.

     The Bank has purchased life insurance on the lives of its directors to help it meet its obligations under the plan. Effective June 30, 1998, the Bank established a rabbi trust for each director to hold his accrued benefits under the plan. The Bank does not anticipate any future expenses with respect to life insurance associated with the deferred compensation plan for directors.

EXECUTIVE OFFICERS

     The Bank has three executive officers. The following table sets forth certain information with respect to such executive officers:

                          AGE ON         POSITIONS AND OCCUPATIONS      EMPLOYED BY
NAME                   JUNE 30, 1998      DURING LAST FIVE YEARS       THE BANK SINCE
-----                  -------------  -------------------------------  --------------
Ronald E. Bostian           60        Chairman, President and Chief          1990
                                      Executive Officer

Jeffrey C. Chisholm         42        Senior Vice President and Chief     1991
                                      Lending Officer

Dianne E. Hawkins           35        Vice President, Treasurer, and      1991
                                      Controller





EXECUTIVE COMPENSATION

     The following table sets forth for the fiscal year ended September 30, 1997 certain information as to the cash compensation earned by the chief executive officer of the Bank. No other executive officers of the Bank received cash compensation exceeding $100,000 for services in all capacities.


                NAME AND                                          OTHER ANNUAL     ALL OTHER
           PRINCIPAL POSITION               SALARY      BONUS   COMPENSATION /1/  COMPENSATION
           ------------------               ------      -----   ----------------  ------------
Ronald E. Bostian                         $162,429/2/  $10,000         ---             ---
President, Chief Executive Officer and
Director

____________________

/1/ Under the "Other Annual Compensation" category, perquisites for the fiscal year ended September 30, 1997 did not exceed the lesser of $50,000, or 10% of salary and bonus.
/2/ Includes $14,900 in directors' fees paid to Mr. Bostian in the fiscal year ended September 30, 1997.


     The Board of Directors of the Bank does not have a compensation committee. The Bank's full Board of Directors determines the compensation of the executive officers. The salaries of each of the executive officers is determined based upon the executive officer's contributions to the Bank's overall profitability, maintenance of regulatory compliance standards, professional leadership, and management effectiveness in meeting the needs of day-to-day operations. The Board of Directors also compares the compensation of the Bank's executive officers with compensation paid to executives of comparable financial institutions in North Carolina and executives of other businesses in the Bank's market area. Mr. Bostian participates in the deliberations of the Board of Directors regarding compensation of executive officers other than himself. He does not participate in the discussion or decisions regarding his own compensation.

BONUS COMPENSATION

     All employees, except Mr. Bostian, receive annual discretionary holiday bonuses, which during fiscal year 1997 totaled $15,600 in the aggregate. The Bank anticipates that discretionary bonuses will continue to be paid to its employees in the future. However, as is the case with the Bank's compensation arrangements in general, the Bank's bonus compensation is subject to regulatory oversight and, therefore, could be changed in the future in response to regulatory requirements or otherwise.

DEFINED BENEFIT PENSION PLAN

     Prior to July 1998, the Bank maintained a non-contributory defined benefit pension plan (the "Pension Plan") for the benefit of all of its employees who had completed one (1) year of service and who were at least twenty-one (21) years of age. Under the Pension Plan, the Bank annually contributed an actuarially determined amount to provide a benefit for each participant at retirement. The Board of Directors of the Bank terminated the Pension Plan on March 31, 1998, effective July 31, 1998. At the time the Pension Plan was terminated it was fully funded. The benefits accrued by employees under the plan have been transferred, at the election of each employee, to the Bank's 401(k) retirement plan.




NON-QUALIFIED PENSION RESTORATION PLAN

     The Bank implemented this plan to compensate for the lost accrued benefits by certain officers in the Pension Plan because of deferrals to the non-qualified deferred compensation plan for officers. The effect was an increase in the Bank's liability for contributions due to the Pension Restoration Plan and a decrease in the Bank's liability under the Pension Plan. The Board of Directors of the Bank terminated the Non-Qualified Pension Restoration Plan on March 31, 1998, effective July 31, 1998.

401(K) RETIREMENT PLAN

     The Bank implemented a contributory savings plan for its employees which meets the requirements of Section 401(k) of the Code, effective July 1, 1998. All employees who have completed one month of service, who are at least 21 years of age and who will work at least 1,050 hours annually may elect to contribute a percentage of their compensation to the plan each year, subject to certain maximums imposed by federal law. The Bank will match 50% of each participant's contribution, up to a maximum employer contribution of 3% of the participant's compensation. The Bank also intends to make discretionary contributions to the plan, expected to be equal to approximately 3% of each participant's compensation each year.

     Participants will be fully vested in amounts they contribute to the plan. Participants will be fully vested in amounts contributed to the plan on their behalf by the Bank as employer matching contributions and as profit sharing contributions after one year of service.

     Benefits under the plan will be payable in the event of the participant's retirement, death, disability, or termination of employment. Normal retirement age under the plan is 65 years of age. The plan will not have an early retirement provision.

     The 401(k) plan provides that one of the funds which an employee may choose as an investment vehicle for his or her account is a fund consisting of the Common Stock of the Company (the "Employer Stock Fund"). In the Conversion, each employee who has subscription rights by virtue of his or her deposits with the Bank will be permitted to exercise those subscription rights through the use of money in his or her 401(k) plan account. The plan will then submit subscription forms on behalf of the employee who elects to invest in the Employer Stock Fund. All shares purchased as a result of those subscription forms will be held by the 401(k) plan but will be voted by the employee.
Whether or not a particular employee's subscription is satisfied will depend upon whether that employee qualifies for one of the priority groups with subscription rights.

DEFERRED COMPENSATION PLAN FOR OFFICERS

     The Bank maintains a non-qualified deferred compensation plan for certain officers of the Bank. Eligible officers selected by the Board of Directors may elect to contribute a percentage of their compensation to the plan each year. The Bank may make supplemental contributions to the plan as well, in amounts determined by the Board of Directors each year. To date, the Bank has made no such supplemental contributions. Participants are fully vested in all amounts contributed to the plan by them or on their behalf. Currently four management officers participate in the plan.

     Benefits under the plan are payable in the event of the participant's retirement, death, disability, or termination of employment, in a lump sum or in installments if so elected by the participant at the time of his initial salary reduction election. If the participant dies before receiving all of his accrued benefit under the plan, his beneficiary will receive the remaining benefits due him under the plan. Normal retirement age under the plan is 65 years of age.

     The Bank has purchased life insurance on the lives of plan participants to help it meet its obligations under the plan. Effective June 30, 1998, the Bank established a rabbi trust for each participant to hold the participant's accrued benefit under the plan. The Bank does not anticipate any future expenses with respect to life insurance associated with the deferred compensation plan for officers.

OTHER BENEFITS

     The Bank provides its employees with group medical, dental, term life and disability insurance. Employees are provided with vacation and sick leave.

EMPLOYMENT AGREEMENT

     In connection with the Conversion, the Bank will enter into an employment agreement with Ronald E. Bostian, President and Chief Executive Officer, in order to establish his duties and compensation and to provide for his continued employment with the Bank. The agreement will provide for an initial annual base salary of $147,528 and for an initial term of employment of three years. Commencing on the first anniversary date and continuing on each anniversary date thereafter, following a performance evaluation of the employee, each agreement may be extended for an additional year so that the remaining term shall be three years, unless written notice of non-renewal is given by the Board of Directors. The agreements also provide that the base salary shall be reviewed by the Board of Directors not less often than annually. In addition, the employment agreement provides for possible profitability and discretionary bonuses and participation in all other pension, profit-sharing or retirement plans maintained by the Bank or the Company for employees of the Bank, as well as fringe benefits normally associated with the employee's office. The employment agreement provides that Mr. Bostian may be terminated by the Bank for cause, as defined in the agreement, and that they may otherwise be terminated by the Bank (subject to vested rights) or by the employee. In the event of a change in control (as defined below) in lieu of continuing to be entitled to receive a profitability bonus, Mr. Bostian's base salary shall be adjusted to include an amount equal to the average of the two previous years' annual profitability bonus and such adjusted base salary shall be increased by a minimum of 6% annually.

     The employment agreement provides that in the event of a change in control of the Bank or the Company, the acquiror shall be bound by the terms of the employment agreement for a period of three years beginning on the date of the change in control and during such time the nature of Mr. Bostian's compensation, duties or benefits cannot be diminished except as set forth in the agreement. For purposes of the employment agreement, a change in control generally will occur if (i) after the effective date of the employment agreement, any "person" (as such term is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act) directly or indirectly, acquires beneficial ownership of voting stock, or acquires irrevocable proxies or any combination of voting stock and irrevocable proxies, representing 25% or more of any class of voting securities of either the Company or the Bank, or acquires in any manner control of the election of a majority of the directors of either the Company or the Bank, (ii) either the Company or the Bank consolidates or merges with or into another corporation, association or entity, or is otherwise reorganized, where neither the Company nor the Bank is the surviving corporation in such transaction, or (iii) all or substantially all of the assets of either the Company or the Bank are sold or otherwise transferred to, or are acquired by, any other entity or group. The agreement also provides that, in the event of the employee's death following a change in control, the remaining payments to be made under the agreement will be made to the employee's beneficiary or the beneficiary's estate.

     The employment agreement could have the effect of making it less likely that the Bank or the Company will be acquired by another entity. See "RESTRICTIONS ON ACQUISITION OF THE COMPANY -- Anti-Takeover Effect of the Employment Agreement and Benefit Plans."




SEVERANCE PLAN

     In connection with the Conversion, the Bank's Board of Directors plans to adopt a Severance Plan for the benefit of its employees. The Severance Plan provides that in the event there is a "change in control" (as defined in the Severance Plan) of the Bank or the Company and (i) the Bank or any successor of the Bank terminates the employment of any full time employee of the Bank in connection with, or within 24 months after the change in control, other than for "cause" (as defined in the Severance Plan), or (ii) an employee terminates his or her employment with the Bank or any successor following a decrease in the level of such employee's annual base salary rate or a transfer of such employee to a location more than 40 miles distant from the employee's primary work location within 24 months after a change in control, the employee shall be entitled to a severance benefit equal to the greater of (a) an amount equal to two weeks' salary at the employee's existing salary rate multiplied times the employee's number of complete years of service as a Bank employee or (b) the amount of one month's salary at the employee's salary rate at the time of termination. Any officer of the Bank who, at the time of a "change in control,"is a party to an employment agreement is not covered by the Severance Plan.

EMPLOYEE STOCK OWNERSHIP PLAN

     The Bank has established the ESOP for its eligible employees. The ESOP will become effective upon the Conversion. Employees with one year of service with the Bank who have attained age 21 are eligible to participate. As part of the Conversion, the ESOP intends to borrow funds from the Company and use the funds to purchase up to 8% of the shares of Common Stock to be issued in the Conversion, estimated to be between 115,600 and 156,400 shares assuming the issuance of between 1,445,000 and 1,955,000 shares. Shares sold above the maximum of the Estimated Valuation Range (1,955,000 shares) may be sold to the ESOP to fill its subscription or the ESOP may purchase some or all of the shares covered by its subscription after the Conversion in the open market.

     Collateral for the Company's loan to the ESOP will be the Common Stock purchased by the ESOP. It is expected that the loan will be repaid principally from the Bank's discretionary contributions to the ESOP within ten years. Regular cash dividends, if any, paid on shares held by the ESOP may also be used to reduce the loan. It is anticipated that the interest rate for the loan will be a commercially reasonable rate at the time of the loan inception. The loan will not be guaranteed by the Bank. Shares purchased by the ESOP and pledged as security for the loan will be held in a suspense account for allocation among participants as the loan is repaid.

     Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan will be allocated among ESOP participants on the basis of relative compensation in the year of allocation. Benefits will vest in full upon five years of service with credit given for years of service prior to the Conversion. Benefits are payable upon death or disability. The Bank's contributions to the ESOP are not fixed, so benefits payable and corresponding expenses under the ESOP cannot be determined although benefits payable and corresponding expenses have been estimated in preparing the pro forma computations set forth in this Prospectus. See "PRO FORMA DATA."

     In connection with the establishment of the ESOP, the Company will establish a committee of the Board of Directors to administer the ESOP. Trustees for the ESOP will also be appointed prior to the Conversion. The ESOP committee may instruct the trustees regarding investment of funds contributed to the ESOP. Participating employees shall instruct the trustees as to the voting of all shares allocated to their respective accounts and held in the ESOP. The unallocated shares held in the suspense account, and all allocated shares for which voting instructions are not received, will be voted by the trustees in their discretion subject to the provisions of ERISA.

     The ESOP may be considered an "anti-takeover" device since the ESOP may become the owner of a sufficient percentage of the total outstanding Common Stock of the Company that the vote or decision whether to tender shares of the ESOP may be used as a defense in a contested takeover. See "RESTRICTIONS ON ACQUISITION OF THE COMPANY -- Anti-Takeover Effect of Employment Agreement and Benefit Plans."

PROPOSED MANAGEMENT RECOGNITION PLAN

     The Boards of Directors of the Company and the Bank intend to adopt the MRP, subject to approval of the stockholders of the Company at a meeting to be held no sooner than 12 months following the Conversion. The MRP will serve as a means of providing the directors and employees of the Bank with an ownership interest in the Company in a manner designed to recognize past service and encourage such persons to continue their service to the Bank. All directors and certain employees of the Bank would receive benefits under the MRP.

     The MRP will be administered and interpreted by a committee of the board of directors of the Bank that is composed solely of two or more "non-employee directors", as defined by the Exchange Act. The board of directors of the Bank will appoint the trustees of the trust established pursuant to the MRP (the "MRP Trust"). The trustees will have the responsibility to invest all funds contributed by the Bank to the Trust.

     At any time following approval of the MRP by the Company's stockholders, the Company and the Bank expect to contribute sufficient funds to the MRP Trust so that the MRP Trust could purchase a number of shares of Common Stock equal to 4% of the shares issued in the Conversion. Such shares would be provided by the issuance of authorized but unissued shares of Common Stock or shares purchased by the MRP Trust in the open market. Whether such shares will be purchased in the open market or newly issued by the Company, and the timing of such purchases, will depend on market and other conditions and the alternative uses of capital available to the Company. Shares issued to recipients under the MRP will be restricted and subject to forfeiture as described below.

     Recipients would not be required to pay for shares issued to them under the MRP. To the extent that the MRP acquires authorized but unissued shares of Common Stock after the Conversion, the interests of existing shareholders will be diluted.

     Shares of Common Stock granted pursuant to the MRP will be in the form of restricted stock which will vest over a period of time determined by the committee. A recipient will be entitled to all voting and other stockholder rights with respect to shares which have been awarded under the MRP. However, until such shares have vested, they will be held in the MRP Trust. Such unvested shares may not be sold, pledged or otherwise disposed of. In addition, any cash dividends or stock dividends declared with respect to unvested share awards will be held by the MRP Trust for the benefit of the recipients and such dividends, including any interest thereon, will be paid out proportionately by the MRP Trust to the recipients thereof as soon as practicable after the share awards become vested. The MRP will provide that cash held by the MRP Trust pursuant to receipt of dividends, including a special dividend or return of capital, on the Common Stock held by the MRP Trust and unallocated to participants may be used to purchase additional shares of Common Stock.

     Under the terms of the MRP, if a recipient terminates employment for reasons other than death or disability, the recipient will forfeit all rights to the allocated shares which have not yet vested. All shares subject to an award held by a recipient whose employment with or service to the Company, the Bank or any subsidiary terminates due to death or disability, as defined in the MRP, shall be vested as of the recipient's last day of employment with or service to the Company, the Bank or any subsidiary and shall be distributed as soon as practicable thereafter. All shares subject to an award held by a recipient also shall be vested in the event a recipient ceases to be an employee or a director, as applicable, following a change in control of the Company, as defined in the MRP.

     If the MRP is approved by the stockholders, the Bank expects to recognize a compensation expense for the MRP awards in the amount of the fair market value of the Common Stock granted. The expense would be recognized pro rata over the years during which shares vest. The recipients of stock grants would be required to recognize ordinary income equal to the fair market value of the stock when the stock grants vest.

     Assuming the issuance of 1,955,000 shares in the Conversion and receipt of stockholder approval, 78,200 shares would be issued pursuant to the MRP and allocated as follows:

                                                               ESTIMATED NUMBER             PERCENTAGE OF TOTAL
                                                             OF RESTRICTED SHARES           RESTRICTED SHARES
          RECIPIENT                      TITLE                  TO BE GRANT                     ISSUED
          --------                      ------                  -----------                     ------
Malcolm B. Blankenship, Jr.       Director                            7,820                     10.0%
James W. Duke                     Director                            7,820                     10.0%
Harold C. Earnhardt               Vice Chairman                       7,820                     10.0%
K. V. Epting, Jr.                 Director                            7,820                     10.0%
Gordon P. Hurley                  Director                            3,910                      5.0%
Bobby A. Lomax                    Director                            7,820                     10.0%
Ronald E. Bostian                 Chairman, President, and           15,640                     20.0%
                                  Chief Executive Officer
Jeffrey C. Chisholm               Senior Vice President and           9,775                     12.5%
                                  Chief Lending Officer
Dianne E. Hawkins                 Vice President, Treasurer,          9,775                     12.5%
                                  and Controller
         Total                                                       78,200                    100.0%


     It is currently anticipated that 20% of the aggregate number of shares granted to directors, officers and employees will be vested on the date of grant promptly after shareholder approval of the MRP and that 20% of the aggregate number of shares granted will vest on each of the next four annual anniversary dates thereafter. The committee, in its sole and absolute discretion, may provide for an accelerated vesting schedule for directors, officers and employees who are eligible for retirement before the expiration of the anticipated four-year vesting schedule.

PROPOSED OPTION PLAN

     The Boards of Directors of the Company and the Bank intend to adopt the Option Plan, subject to approval of the stockholders of the Company at a meeting to be held no sooner than 12 months following the Conversion. As soon as practicable following stockholder approval of the Option Plan, Common Stock in the aggregate amount equal to 10% of the shares issued in the Conversion would be reserved for future issuance by the Company upon the exercise of the stock options granted under the Option Plan. Assuming the issuance of between 1,445,000 and 1,955,000 shares in the Conversion, an aggregate of between 144,500 and 195,500 shares of Common Stock would be reserved for issuance. However, some or all of the shares issued upon the exercise of options granted under the Option Plan may be purchased in the open market at the time of exercise.

     Assuming the Option Plan is approved by the stockholders of the Company, the Option Plan would be administered by a committee of the Company's Board of Directors. Options granted under the Option Plan will have an option exercise price of not less than the fair market value of the Common Stock on the date the options are granted. Options granted under the Option Plan will have a term of ten years, will not be transferable except upon death and will continue to be exercisable upon retirement, death or disability.

     Options granted to employees under the Option Plan may be "incentive stock options" which are designed to result in beneficial tax treatment to the employee but no tax deduction to the Company or the Bank. The holder of an incentive stock option generally is not taxed for federal income tax purposes on either the grant or the exercise of the option. However, the optionee must include in his or her federal alternative minimum tax income any excess (the "Bargain Element") of the acquired common stock's fair market value at the time of exercise over the exercise price paid by the optionee. Furthermore, if the optionee sells, exchanges, gives or otherwise disposes of such common stock (other than in certain types of transactions) either within two years after the option was granted or within one year after the option was exercised (an "Early Disposition"), the optionee generally must recognize the Bargain Element as compensation income for regular federal income tax purposes. Any gain realized on the disposition in excess of the Bargain Element is subject to recognition under the usual rules applying to dispositions of property. If a taxable sale or exchange is made after such holding periods are satisfied, the difference between the exercise price and the amount realized upon the disposition of the common stock generally will constitute a capital gain or loss for tax purposes. If an optionee exercises an incentive stock option and delivers shares of common stock as payment for part or all of the exercise price of the stock purchased ("Payment Stock"), no gain or loss generally will be recognized with respect to the Payment Stock; provided, however, if the Payment Stock was acquired pursuant to the exercise of an incentive stock option, the optionee will be subject to recognizing as compensation income the Bargain Element on the Payment Stock as an Early Disposition if the exchange for the new shares occurs prior to the expiration of the holding periods for the Payment Stock. The Company generally would not recognize gain or loss or be entitled to a deduction upon either the grant of an incentive stock option or the optionee's exercise of an incentive stock option. However, if there is an Early Disposition, the Company generally would be entitled to deduct the Bargain Element as compensation paid the optionee.

     Options granted to directors under the Option Plan would be "non-qualified stock options." In general, the holder of a non-qualified stock option will recognize compensation income equal to the amount by which the fair market value of the common stock received on the date of exercise exceeds the sum of the exercise price and any amount paid for the non-qualified stock option. If the optionee elects to pay the exercise price in whole or in part with common stock, the optionee generally will not recognize any gain or loss on the common stock surrendered in payment of the exercise price. The Company would not recognize any income or be entitled to claim any deduction upon the grant of a non-qualified stock option. At the time the optionee is required to recognize compensation income upon the exercise of the non-qualified stock option, the Company would recognize a compensation expense and be entitled to claim a deduction in the amount equal to such compensation income.

     All options granted to participants under the Option Plan shall become vested and exercisable at the rate determined by the committee when making an award. Unvested options may not vest after a participant's employment with the Company, the Bank or any subsidiary is terminated for any reason other than the participant's death, disability or retirement. Unless the committee shall specifically state otherwise at the time an option is granted, all options granted to participants shall become vested and exercisable in full on the date an optionee terminates his employment with or service to the Company, the Bank or any subsidiary because of his death, disability or retirement. In addition, all stock options will become vested and exercisable in full in the event that the optionee ceases to be an executive officer, employee or director of the Bank or the Company for any reason following a change in control of the Company, as defined in the Option Plan. Options granted under the Option Plan will have a term of ten years.

     Payment for shares purchased upon the exercise of options may be made either in cash, by check, bank draft or money order or, if permitted by the committee, by delivering shares of Common Stock (including shares acquired pursuant to the exercise of an option) with a fair market value equal to the total option price, or a combination of the foregoing. To the extent an optionee already owns shares of Common Stock prior to the exercise of his or her option, such shares could be used (if permitted by the committee) as payment for the exercise price of the option. If the fair market value of a share of Common Stock at the time of exercise is greater than the exercise price per share, this feature would enable the optionee to acquire a number of shares of Common Stock upon exercise of the option which is greater than the number of shares delivered as payment for the exercise price. Because options may be exercised in part from time to time, the ability to deliver Common Stock as payment of the exercise price could enable the optionee to turn a relatively small number of shares into a large number of shares.

     It is expected that options granted under the Option Plan will be granted in tandem with stock appreciation rights, pursuant to which optionees will have the right to surrender exercisable options in exchange for payment by the Company of an amount equal to the excess of the market value of shares of Common Stock subject to the surrendered options over the exercise price of the surrendered options. In the discretion of the committee, this payment may be made in cash or in shares of Common Stock or in some combination of cash and Common Stock. Stock appreciation rights shall terminate upon the exercise of the options to which they are attached. Stock appreciation rights will be subject to the same vesting and termination provisions as are applicable to the stock options to which they are attached.

     The Option Plan will provide that the Company's Board of Directors shall have the discretionary authority to authorize cash payments to the holders of unexercised options, both vested and unvested, equal to the amount of dividends which would have been paid on shares subject to options if the options had been exercised. No such payment may be made in connection with dividends or other distributions which result in a reduction in the option exercise price. If an optionee receives such a cash payment with respect to any unvested option, and if such option is later forfeited, the optionee must repay any cash payment made with respect to the forfeited option.

     It is currently anticipated that 25% of the aggregate number of options granted to executive officers and employees of the Company and the Bank will be vested and exercisable on the date of grant and 25% of the aggregate number of such options granted will vest and become exercisable on each of the next three annual anniversary dates thereafter. It is expected that nonqualified stock options granted to the nonemployee directors of the Company and the Bank will be immediately vested and nonforfeitable.

     Assuming the issuance of 1,955,000 shares in the Conversion and approval of the Option Plan by the stockholders of the Company, the Board of Directors of the Company and the Board of Directors of the Bank intend to grant options under the Option Plan to the persons and in the amounts set forth below:

                                                          ESTIMATED NUMBER
                                                          OF SHARES SUBJECT   PERCENTAGE OF OPTIONS
          RECIPIENT                      TITLE                TO OPTION              ISSUED
          ---------                      -----                ---------               -----
Malcolm B. Blankenship, Jr.             Director                  5,865                 3.0%
James W. Duke                  Director                           5,865                 3.0%
Harold C. Earnhardt            Vice Chairman                      5,865                 3.0%
K. V. Epting, Jr.              Director                           5,865                 3.0%
Gordon P. Hurley               Director                           5,865                 3.0%
Bobby A. Lomax                 Director                           5,865                 3.0%

Ronald E. Bostian              Chairman, President, and          39,100                20.0%
                               Chief Executive Officer
Jeffrey C. Chisholm            Senior Vice President and         19,550                10.0%
                               Chief Lending Officer
Dianne E. Hawkins              Vice President,                   19,550                10.0%
                               Treasurer,
                               and Controller
Other Employees                                                  82,110                42.0%
                                                                -------               -----
         Total                                                  195,500               100.0%
                                                                =======               =====

     If the Option Plan is approved by the stockholders of the Company, the options granted to employees and directors pursuant to the Option Plan would be issued in recognition of the recipients' past service to the Bank and as an incentive for their continued performance. No cash consideration will be paid for the options.

CERTAIN INDEBTEDNESS AND TRANSACTIONS OF MANAGEMENT

     The Bank does not make loans to its directors or executive officers.

                          DESCRIPTION OF CAPITAL STOCK

THE COMPANY

     The Company is authorized to issue 20,000,000 shares of Common Stock and 5,000,000 shares of preferred stock. Neither the authorized Common Stock nor the authorized preferred stock has any par value.

     COMMON STOCK. General. THE COMPANY'S COMMON STOCK WILL REPRESENT NONWITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF AN INSURABLE TYPE, AND WILL NOT BE INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL ENTITY. Upon payment of the purchase price for the Common Stock, all such stock will be duly authorized, validly issued, fully paid, and nonassessable.

     Dividends. The holders of the Company's Common Stock will be entitled to receive and share ratably in such dividends on Common Stock as may be declared by the Board of Directors of the Company out of funds legally available therefor, subject to applicable statutory and regulatory restrictions. See "SUPERVISION AND REGULATION -- Regulation of the Company -- Restrictions on Dividends." The ability of the Company to pay dividends may be dependent on the receipt of dividends from the Bank. See "DIVIDEND POLICY," "SUPERVISION AND REGULATION -- Regulation of the Bank -- Limitations on Dividends and Other Capital Distributions," and "TAXATION."

     Stock Repurchases. The shares of Common Stock do not have any redemption provisions. Stock repurchases are subject to North Carolina corporate laws regarding capital distributions.

     Voting Rights. Upon Conversion, the holders of Common Stock, as the only class of capital stock of the Company then outstanding, will possess exclusive voting rights with respect to the Company. Such holders will have the right to elect the Company's Board of Directors and to act on such other matters as are required to be presented to stockholders under North Carolina law or as are otherwise presented to them. Each holder of Common Stock will be entitled to one vote per share. The holders of Common Stock will have no right to vote their shares cumulatively in the election of directors. As a result, the holders of a majority of the shares of Common Stock will have the ability to elect all of the directors on the Company's Board of Directors.

     Liquidation Rights. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock of the Company would be entitled to ratably receive, after payment of or making of adequate provisions for, all debts and liabilities of the Company, including the liquidation account established in connection with the Conversion, and after the rights, if any, of preferred stockholders of the Company, all remaining assets of the Company available for distribution.

     Preemptive Rights. Holders of the Common Stock of the Company will not be entitled to preemptive rights with respect to any shares which may be issued by the Company.

     Shares Owned by Directors and Executive Officers. All shares of Common Stock issued in the Conversion to directors and executive officers of the Company and the Bank will contain a restriction providing that such shares may not be sold without the written permission of the OTS for a period of one year following the date of purchase, except in the event of death of the director or the executive officer.

     PREFERRED STOCK. None of the 5,000,000 shares of the Company's authorized preferred stock have been issued and none will be issued in the Conversion.
Such stock may be issued in one or more series with such rights, preferences and designations as the Board of Directors of the Company may from time to time determine subject to applicable law and regulations. If and when such shares are issued, holders of such shares may have certain preferences, powers and rights (including voting rights) senior to the rights of the holders of the Common Stock. The Board of Directors can (without stockholder approval) issue preferred stock with voting and conversion rights which could, among other things, adversely affect the voting power of the holders of the Common Stock and assist management in impeding an unfriendly takeover or attempted change in control of the Company that some stockholders may consider to be in their best interests but to which management is opposed. See "RESTRICTIONS ON ACQUISITION OF THE COMPANY -- Restrictions in Articles of Incorporation and Bylaws." The Company has no current plans to issue preferred stock.

     RESTRICTIONS ON ACQUISITION. Acquisitions of the Company and acquisitions of the capital stock of the Company are restricted by provisions in the Articles of Incorporation and Bylaws of the Company and by various federal and state laws and regulations. See "RESTRICTIONS ON ACQUISITIONS OF THE COMPANY -- Restrictions in Articles of Incorporation and Bylaws" and "-- Regulatory Restrictions."

THE BANK

     COMMON STOCK. After consummation of the Conversion, the Bank will be authorized to issue 100,000 shares of common stock, $0.01 par value ("the Bank Common Stock"). The Bank Common Stock will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC or any other governmental entity.

     DIVIDENDS. The payment of dividends by the Bank is subject to limitations which are imposed by OTS regulations. See "DIVIDEND POLICY" and "SUPERVISION AND REGULATION -- Federal Regulation of the Bank -- Limitations on Capital Distributions." In addition, federal income tax law considerations may affect the ability of the Bank to pay dividends and make other capital distributions. See "TAXATION."

     VOTING RIGHTS. As a federally-chartered savings bank, the Bank currently has no stockholders, and voting rights in the Bank are currently held by the Bank's members (depositors). Members elect the Bank's Board of Directors and vote on such other matters as are required to be presented to them under federal law.

     Upon Conversion, the Company, as sole stockholder of the Bank, will possess the exclusive voting rights with respect to the Bank Common Stock, will elect the Bank's Board of Directors and will act on such other matters as are required to be presented to stockholders under federal law or as are otherwise presented to stockholders by the Bank's Board of Directors.

     LIQUIDATION RIGHTS. After the Conversion, in the event of any liquidation, dissolution or winding up of the Bank, the Company, as holder of all of the Bank's outstanding capital stock, would be entitled to receive all remaining assets of the Bank available for distribution, after payment of or making of adequate provisions for, all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the liquidation account established in connection with the Conversion to Eligible Account Holders and Supplemental Eligible Account Holders. See "THE CONVERSION -- Effects of Conversion -- Liquidation Rights."

     RESTRICTIONS ON ACQUISITION. Acquisitions of the Bank and acquisitions of its capital stock are restricted by various federal regulations. See "RESTRICTIONS ON ACQUISITION OF THE COMPANY -- The Bank."

                  RESTRICTIONS ON ACQUISITION OF THE COMPANY

     RESTRICTIONS IN ARTICLES OF INCORPORATION AND BYLAWS. The Articles of Incorporation and Bylaws of the Company contain certain provisions that are intended to encourage a potential acquiror to negotiate any proposed acquisition of the Company directly with the Company's Board of Directors. An unsolicited non-negotiated takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Accordingly, the Board of Directors believes it is in the best interests of the Company and its stockholders to encourage potential acquirors to negotiate directly with management. The Board of Directors believes that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the Board of Directors' view that these provisions should not discourage persons from proposing a merger or transaction at prices reflective of the true value of the Company and that otherwise is in the best interests of all stockholders. However, these provisions may have the effect of discouraging offers to purchase the Company or its securities which are not approved by the Board of Directors but which certain of the Company's stockholders may deem to be in their best interests or pursuant to which stockholders would receive a substantial premium for their shares over the current market prices. Therefore, the existence of such anti-takeover provisions in fact may not always be in the best interests of all shareholders. Stockholders who might desire to participate in such a takeover not supported by management may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors and management more difficult. Nevertheless, the Boards of Directors of the Bank and the Company believe these provisions are in the best interests of the stockholders because they will assist the Company's Board of Directors in managing the affairs of the Company in the manner they believe to be in the best interests of stockholders generally and because a company's board of directors is often best able in terms of knowledge regarding the company's business and prospects, as well as resources, to negotiate the best transaction for its stockholders as a whole.

     The following description of certain of the provisions of the Articles of Incorporation and Bylaws of the Company is necessarily general and reference should be made in each instance to such Articles of Incorporation and Bylaws. See "ADDITIONAL INFORMATION" regarding how to obtain a copy of these documents.

     Board of Directors. The Bylaws of the Company provide that the number of directors shall not be less than five nor more than 15. The initial number of directors is seven, but such number may be changed by resolution of the Board of Directors. These provisions have the effect of enabling the Board of Directors to elect directors friendly to management in the event of a non-negotiated takeover attempt and may make it more difficult for a person seeking to acquire control of the Company to gain majority representation on the Board of Directors in a relatively short period of time. The Company believes these provisions to be important to continuity in the composition and policies of the Board of Directors.

     The Articles of Incorporation provide that, if and when the number of directors is at least nine, there will be staggered elections of directors so that the directors will each be initially elected to one, two or three-year terms, and thereafter (so long as the number of directors is nine or more) all directors will be elected to terms of three years each. This provision also has the effect of making it more difficult for a person seeking to acquire control of the Company to gain majority representation on the Board of Directors.

     The Articles of Incorporation and Bylaws of the Company provide that directors may be removed prior to the end of their term only for cause.

     Cumulative Voting. The Articles of Incorporation do not provide for cumulative voting for any purpose. Cumulative voting in election of directors entitles a stockholder to cast a total number of votes equal to the number of directors to be elected multiplied by the number of his or her shares and to distribute that number of votes among such number of nominees as the stockholder chooses. The absence of cumulative voting for directors limits the ability of a minority stockholder to elect directors. Because the holder of less than a majority of the Company's shares cannot be assured representation on the Board of Directors, the absence of cumulative voting may discourage accumulations of the Company's shares or proxy contests that would result in changes in the Company's management. The Board of Directors believes that (i) elimination of cumulative voting will help to assure continuity and stability of management and policies; (ii) directors should be elected by a majority of the stockholders to represent the interests of the stockholders as a whole rather than be the special representatives of particular minority interests; and (iii) efforts to elect directors representing specific minority interests are potentially divisive and could impair the operations of the Company.

     Special Meetings. The Bylaws of the Company provide that special meetings of stockholders of the Company may be called by the Chairman of the Board, the Chief Executive Officer, the President, or by the Board of Directors. If a special meeting is not called by such persons or entities, stockholder proposals cannot be presented to the stockholders for action until the next annual meeting.

     Capital Stock. The Articles of Incorporation of the Company authorize the issuance of 20,000,000 shares of common stock and 5,000,000 shares of preferred stock. The shares of common stock and preferred stock authorized in addition to the number of shares of Common Stock to be issued pursuant to the Conversion were authorized to provide the Company's Board of Directors with flexibility to issue additional shares, without further stockholder approval, for proper corporate purposes, including financing, acquisitions, stock dividends, stock splits, director and employee stock options, grants of restricted stock to directors and certain employees and other appropriate purposes. However, issuance of additional authorized shares may also have the effect of impeding or deterring future attempts to gain control of the Company.

     The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rights, dividend rights, and liquidation preferences, which could adversely affect the voting power of the holders of the Common Stock and discourage an attempt to acquire control of the Company. The Board of Directors does not intend to issue any preferred stock, except on terms which it deems to be in the best interests of the Company and its stockholders. However, the Board of Directors has the power, to the extent consistent with its fiduciary duties, to issue preferred stock to persons friendly to management or otherwise in order to impede attempts by third parties to acquire voting control of the Company and to impede other transactions not favored by management. The Board of Directors currently has no plans for the issuance of additional shares of Common Stock (except for such shares as may be necessary to fund a MRP and a Option Plan) or of shares of preferred stock.

     Director Nominations. The Bylaws of the Company require a stockholder who intends to nominate a candidate for election to the Board of Directors at a stockholders' meeting to give written notice to the Secretary of the Company at least 50 days (but not more than 90 days) in advance of the date of the meeting at which such nominations will be made. The nomination notice is also required to include specified information concerning the nominee and the proposing stockholder. The Board of Directors of the Company believes that it is in the best interests of the Company and its stockholders to provide sufficient time for the Board of Directors to study all nominations and to determine whether to recommend to the stockholders that such nominees be considered.

     Bank Charter. The Bank's stock charter provides that, for five years following the Conversion, no person shall acquire more than ten percent of the Bank's common stock. Any shares acquired in violation of this provision shall be non-voting shares. Also, the Bank's charter permits only the Bank's Board of Directors to call a special meeting of stockholders relating to a change in control or recharter amendment during the five years following the Conversion.

     SUPERMAJORITY VOTING PROVISIONS. The Company's Articles of Incorporation require the affirmative vote of 75% of the outstanding shares entitled to vote to approve a merger, consolidation, or other business combination, unless the transaction is approved, prior to consummation, by the vote of at least 75% of the number of the Continuing Directors (as defined in the Articles of Incorporation) on the Company's Board of Directors. "Continuing Directors" generally includes all members of the Board of Directors who are not affiliated with any individual, partnership, trust or other person or entity (or the affiliates and associates of such person or entity) which is a beneficial owner of 10% or more of the voting shares of the Company. This provision could tend to make the acquisition of the Company more difficult to accomplish without the cooperation or favorable recommendation of the Company's Board of Directors.

     ANTI-TAKEOVER EFFECT OF BENEFIT PLANS AND EMPLOYMENT AGREEMENT. The existence of the ESOP may tend to discourage takeover attempts because employees participating under the ESOP and the trustees of the ESOP will effectively control the voting of the large block of shares held by the ESOP. See "MANAGEMENT OF THE BANK -- Employee Stock Ownership Plan." Also, if approved by the stockholders of the Company at a meeting of stockholders following the Conversion, the MRP and the Option Plan will provide for the ownership of additional shares of Common Stock by the employees and the directors of the Bank and for voting control by directors and certain employees over shares held by the MRP and Option Plan which are attributable to grants made to them under such plans even though the grants are not yet vested. See "MANAGEMENT OF THE BANK -- Proposed Management Recognition Plan" and "-- Proposed Option Plan."

     If (i) the Option Plan is approved by the stockholders of the Company at a meeting held no sooner than 12 months following the Conversion and all of the stock options which could be granted to directors and executive officers under the Option Plan are granted and exercised or the shares for such options are acquired by the Option Plan and all option shares are acquired in the open market, (ii) the MRP is approved by the stockholders of the Company at a meeting held no sooner than 12 months following the Conversion, all of the MRP shares which could be granted to directors and executive officers are granted and issued and all such shares are acquired in the open market, (iii) the ESOP acquires 8% of the shares issued in the Conversion and none of such shares are allocated, and (iv) the Company did not issue any additional shares of its Common Stock, the shares held by directors and executive officers and their associates as a group, including (a) shares purchased outright in the Conversion, (b) shares purchased by the ESOP, (c) shares purchased pursuant to the Option Plan and (d) shares granted under the MRP, would give such persons effective control over as much as 44.63% or 38.73%, at the minimum and maximum of the Estimated Valuation Range, respectively, of the Common Stock issued and outstanding.

     The existence of the employment agreement with employees could make a business combination with the Bank more costly and could discourage such transactions. See "MANAGEMENT OF THE BANK -- Employment Agreement."

     REGULATORY RESTRICTIONS. A federal regulation prohibits any person prior to the completion of a conversion from transferring, or entering into any agreement or understanding to transfer, the legal or beneficial ownership of the subscription rights issued under a plan of conversion or the stock to be issued upon their exercise. This regulation also prohibits any person prior to the completion of a conversion from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or stock. For three years following conversion, this regulation prohibits any person, without the prior approval of the OTS, from acquiring or making an offer to acquire (if the offer is opposed by the savings association) more than 10% of the stock of any converted savings institution if such person is, or after consummation of such acquisition would be, the beneficial owner of more than 10% of such stock. In the event that any person, directly or indirectly, violates this regulation,

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the securities beneficially owned by such person in excess of 10% may not be counted as shares entitled to vote and may not be voted by any person or counted as voting shares in connection with any matter submitted to a vote of stockholders. Like the provisions of the Articles of Incorporation outlined above, these federal regulations can make a change in control more difficult, even if desired by the holders of the majority of the shares of the stock. The Board of Directors reserves the right to ask the OTS or other federal regulators to enforce these restrictions against persons seeking to obtain control of the Company, whether in a proxy solicitation or otherwise. The policy of the Board is that these legal restrictions must be observed in every case, including instances in which an acquisition of control of the Company is favored by a majority of the stockholders.

     Federal law provides that no company, "directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions," may acquire "control" of a savings association at any time without the prior approval of the OTS. In addition, federal regulations require that, prior to obtaining control of a savings association, a person, other than a company, must give 60 days' prior notice to the OTS and have received no OTS objection to such acquisition of control. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. Under federal law (as well as the regulations referred to below) the term "savings association" includes federally-chartered SAIF-insured institutions and holding companies thereof.

     Control, as defined under federal law, in general means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of a savings association's directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings association's voting stock, if the acquiror also is subject to any one of eight "control factors," constitutes a rebuttable determination of control under the OTS regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The OTS regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings association's stock must file with the OTS a certification that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice or approval of the OTS, as applicable. See "SUPERVISION AND REGULATION -- Regulation of the Company."

              CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION
                            AND BYLAW OF THE COMPANY

LIMITATIONS OF LIABILITY

     The Articles of Incorporation of the Company provide that the directors shall not be personally liable to the corporation they serve or its stockholders for money damages for breach of any duty as a director to the fullest extent permitted by North Carolina law. The North Carolina Business Corporation Act authorizes such provisions, but provides that they shall not be effective with respect to (i) acts or omissions of directors that the director knew or believed at the time were clearly in conflict with the best interests of the corporation,
(ii) transactions from which the director derived an improper personal benefit,
(iii) liability for certain unlawful distributions of corporation assets, and
(iv) with respect to acts or omissions that occurred prior to the effectiveness of the provisions.

INDEMNIFICATION

     The Bylaws of the Company provide that any person who serves as a director, officer, employee or agent of the corporation shall have a right to be indemnified by the corporation they serve to the fullest extent allowed by applicable law for liability or litigation expense arising out of activities in such capacities. Both the Bylaws and the

North Carolina Business Corporation Act provide that there shall be no indemnification for liability or expense arising out of activities which were known or believed by such persons at the time of such activities to be clearly in conflict with the best interests of the corporation.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT
LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                THE CONVERSION

THE BOARD OF DIRECTORS OF THE BANK HAS ADOPTED AND THE OTS HAS APPROVED COMPLETION OF THE TRANSACTIONS DESCRIBED IN THE PLAN OF CONVERSION SUBJECT TO APPROVAL BY THE MEMBERS OF THE BANK AND TO THE SATISFACTION OF CERTAIN OTHER CONDITIONS. APPROVAL BY THE OTS DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN OF CONVERSION BY THE OTS.

GENERAL

     The Bank was organized and has operated as a traditional savings and loan association. It recognizes that the banking and financial services industries are in the process of fundamental change, reflecting changes in the local, national and international economies, technological changes and changes in state and federal laws. As a result, for several years the Bank has been studying the environment in which it operates and its strategic options.


     As a result of its study of its strategic options, the Bank adopted the Plan of Conversion. The Bank believes that converting the bank from the mutual to stock form and organizing the Company will provide increased flexibility for the Bank and the Company to react to changes in their operating environment, regardless of the strategies ultimately chosen.

     The existing management of the Bank and the Company believes that at this time it is in the best interests of the Bank, the Company and the stockholders of the Company for the Company to remain an independent financial institution. Assuming the consummation of the Conversion, the Company and the Bank intend to pursue the business strategy described in this Prospectus with the goal of enhancing shareholder value over the long term. Neither the Company nor the Bank has any existing plan to consider any business combination, and neither has any agreement or understanding with respect to any possible business combination.

     The Board of Director's adoption of the Plan of Conversion is subject to approval by the members of the Bank and receipt of required regulatory approvals. Pursuant to the Plan of Conversion, the Bank will be converted from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and will become a wholly-owned subsidiary of the Company. The Company will issue the Common Stock to be sold in the Conversion and will use that portion of the net proceeds thereof which it does not retain to purchase the capital stock of the Bank. By letter dated October 29, 1998, the OTS approved the Bank's application for Conversion, subject to approval of the Plan of Conversion by the members of the Bank and satisfaction of certain other conditions. The


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


Special Meeting will be held on December 10, 1998 for the purpose of considering approval of the Plan of Conversion.

     THE FOLLOWING IS A SUMMARY OF ALL MATERIAL PROVISIONS OF THE PLAN OF CONVERSION. IT IS QUALIFIED IN ITS ENTIRETY BY THE PROVISIONS OF THE PLAN OF CONVERSION, WHICH CONTAINS A MORE DETAILED DESCRIPTION OF THE TERMS OF THE CONVERSION. THE PLAN OF CONVERSION IS ATTACHED AS ATTACHMENT I TO THE BANK'S PROXY STATEMENT FOR THE SPECIAL MEETING WHICH HAS BEEN DELIVERED TO ANYONE WHO RECEIVES A PROSPECTUS. THE PLAN OF CONVERSION CAN ALSO BE OBTAINED BY WRITTEN REQUEST FROM THE BANK. See "ADDITIONAL INFORMATION."

PURPOSES OF CONVERSION

     The Bank, as a mutual savings bank, now has no stockholders and no authority to issue capital stock. By converting to the stock form of organization, the Bank will be structured in the form used by most commercial banks, other business entities and a substantial number of savings institutions. Conversion to a federally-chartered capital stock savings bank and the formation of a holding company offers a number of advantages which may be important to the future and performance of the Bank, including (i) a larger capital base for the Bank's operations, (ii) an enhanced future access to capital markets and (iii) an opportunity for depositors of the Bank to become stockholders of the Company.

     After completion of the Conversion, the unissued common and preferred stock authorized by the Company's Articles of Incorporation will permit the Company, subject to market conditions, to raise additional equity capital through further sales of securities. Following the Conversion, the Company will also be able to use stock-related incentive programs to attract, retain and provide incentives for qualified directors and executive and other personnel of the Company and the Bank. See "MANAGEMENT OF THE BANK -- Stock Based Benefits."

     Formation of the Company will provide greater flexibility than the Bank would otherwise have to expand and diversify its business activities through existing or newly formed subsidiaries, or through acquisitions of, or mergers with, both mutual and stock institutions, as well as other companies. However, there are no current plans, arrangements, understandings or agreements regarding any such business combinations.

EFFECTS OF CONVERSION

     GENERAL. Each person with a deposit account in the Bank has pro rata rights, based upon the balance in his or her account, in the net worth of the Bank upon liquidation. However, this right is tied to the depositor's account and has no tangible market value separate from such deposit account. Further, the Bank's depositors can realize value with respect to their interests only in the unlikely event that the Bank is liquidated and has a positive net worth. In such an event, the depositors of record at that time, as owners, would share pro rata in any residual surplus after other claims, including those with respect to the deposit accounts of depositors, are paid.

     Upon the Bank's Conversion, its Charter will be amended to authorize the issuance of permanent nonwithdrawable capital stock to represent the ownership of the Bank. THE CAPITAL STOCK WILL BE SEPARATE AND APART FROM DEPOSIT ACCOUNTS AND WILL NOT BE INSURED BY THE FDIC, ANY OTHER GOVERNMENTAL ENTITY, THE COMPANY OR THE BANK. Certificates will be issued to evidence ownership of the capital stock. All of the outstanding capital stock of the Bank will be acquired by the Company, which in turn will issue its Common Stock to purchasers in the Conversion. The stock certificates issued by the Company will be transferable and, therefore, subject to applicable law, the stock could be sold or traded if a purchaser is available with no effect on any deposit account the seller may hold at the Bank.

     VOTING RIGHTS. Under the Bank's current Charter, deposit account holders have voting rights with respect to certain matters relating to the Bank, including the election of directors. After the Conversion, (i) neither deposit account holders nor borrowers will have voting rights with respect to the Bank and will therefore not be able to elect directors of the Bank or control its affairs; (ii) voting rights with respect to the Bank will be vested in the Company

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

as the sole stockholder of the Bank; and (iii) voting rights with respect to the Company will be vested in the Company's stockholders. Each purchaser of Common Stock will be entitled to vote on any matters to be considered by the Company's stockholders. For a description of the voting rights of the holders of Common Stock, see "DESCRIPTION OF CAPITAL STOCK."

     DEPOSIT ACCOUNTS AND LOANS. The account balances, interest rates and other terms of deposit accounts at the Bank and the existing deposit insurance coverage of such accounts will not be affected by the Conversion (except to the extent that a depositor directs the Bank to withdraw funds to pay for his or her Common Stock). Furthermore, the Conversion will not affect any loan account, the balances, interest rates, maturities or other terms of these accounts, or the obligations of borrowers under their individual contractual arrangements with the Bank.

     CONTINUITY. The Bank will continue without interruption, during and after completion of the Conversion, to provide its services to depositors and borrowers pursuant to existing policies and will maintain its offices operated by the existing management and employees of the Bank.

     LIQUIDATION RIGHTS. In the unlikely event of a complete liquidation of the Bank, either before or after Conversion, account holders would have claims for the amount of their deposit accounts, including accrued interest, and would receive the protection of deposit insurance up to applicable limits. In addition to deposit insurance coverage, depositor liquidation rights before and after Conversion would be as follows:

     Liquidation Rights in Present Mutual Institution. In addition to the protection of FDIC insurance up to applicable limits, in the event of a complete liquidation of the Bank, each holder of a deposit account in the Bank in its present mutual form would receive his or her pro rata share of any assets of the Bank remaining after payment of claims of all creditors (including the claims of all depositors in the amount of the withdrawal value of their accounts). Such holder's pro rata share of such remaining assets, if any, would be in the same proportion of such assets as the balance in his or her deposit account was to the aggregate balance in all deposit accounts in the Bank at the time of liquidation.

     Liquidation Rights in Proposed Converted Institution. After Conversion, each deposit account holder, in the event of a complete liquidation of the Bank, would have a claim of the same general priority as the claims of all other general creditors of the Bank in addition to the protection of FDIC insurance up to applicable limits. Therefore, except as described below, the deposit account holder's claim would be solely in the amount of the balance in his or her deposit account plus accrued interest. The holder would have no interest in the assets of the Bank above that amount.

     The Plan of Conversion provides that there shall be established, upon the completion of the Conversion, a special "liquidation account" for the benefit of Eligible Account Holders (i.e., eligible depositors at December 31, 1996) and Supplemental Eligible Account Holders (eligible depositors at September 30,
1998) in an amount equal to the net worth of the Bank as of the date of its latest consolidated statement of financial condition contained in the final prospectus relating to the sale of shares of Company Common Stock in the Conversion. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account held in the Bank on the qualifying date. An Eligible Account Holder and Supplemental Eligible Account Holder's interest as to each deposit account would be in the same proportion of the total liquidation account as the balance in his or her account on December 31, 1996 and September 30, 1998, respectively, was to the aggregate balance in all deposit accounts of Eligible Account Holders and Supplemental Eligible Account Holders on such dates. However, if the amount in the deposit account of an Eligible Account Holder or Supplemental Eligible Account Holder on any annual closing date of the Bank is less than the lowest amount in such account on December 31, 1996 or September 30, 1998 and on any subsequent closing date, then the account holder's interest in

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

this special liquidation account would be reduced by an amount proportionate to any such reduction, and the account holder's interest would cease to exist if such deposit account were closed.

     In addition, the interest in the special liquidation account would never be increased despite any increase in the balance of the account holders' related accounts after Conversion.

     Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders were satisfied would be distributed to the Company as the sole stockholder of the Bank.

     No merger, consolidation, purchase of bulk assets with assumption of deposit accounts and other liabilities, or similar transaction, whether the Bank, as converted, or another SAIF-insured institution is the surviving institution, is deemed to be a complete liquidation for purposes of distribution of the liquidation account. In any such transactions, the liquidation account would be assumed by the surviving institution.

     INCOME TAX CONSEQUENCES. The Bank has received an opinion from its special counsel, Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P., of Greensboro, North Carolina, to the effect that for federal income tax purposes: (i) the Conversion will constitute a tax free reorganization with respect to the Bank and no gain or loss will be recognized by the Bank either in its mutual or stock form; (ii) no gain or loss will be recognized by the Bank upon the purchase of the Bank's stock by the Company or upon the sale by the Company of its Common Stock; (iii) no gain or loss will be recognized by the Bank's depositors with respect to their deposit accounts at the Bank as a consequence of the Conversion; (iv) the tax basis of depositors' deposit accounts at the Bank will not be changed as a result of the Conversion; (v) assuming the Subscription Rights have no value, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders, Other Members, or directors, officers and employees of the Bank upon either the issuance to them of the Subscription Rights or the exercise or lapse thereof; (vi) no gain or loss will be recognized by Eligible Account Holders or Supplemental Eligible Account Holders upon the distribution to them of interests in the Liquidation Account;
(vii) assuming the Subscription Rights have no value, the tax basis for Common Stock purchased in the Conversion will be the amount paid therefor; and (viii) the tax basis of interests in the Liquidation Account will be zero. The Bank has been further advised by its special counsel, Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P., that the tax effects of the Conversion under North Carolina tax laws will be consistent with the federal income tax consequences.

     Several of the foregoing legal opinions are premised on the assumption that the Subscription Rights will have no value. The Bank has been advised by Ferguson that, in its opinion, the Subscription Rights will not have any ascertainable value, based on the fact that such rights are acquired by the recipients without cost, are non-transferable, are of short duration and afford the recipients the right only to purchase Common Stock at a price equal to its estimated fair market value as of the date such rights are issued, which will be the same price paid by all purchasers in the Conversion. The opinion of Ferguson is not binding on the IRS and if the Subscription Rights were ultimately determined to have ascertainable value, recipients of Subscription Rights would have to include in gross income an amount equal to the value of the Subscription Rights received by them. The basis of the Common Stock purchased pursuant to Subscription Rights would be increased by the amount of income realized with respect to the receipt or exercise of the Subscription Rights. Moreover, recipients of Subscription Rights could then have to report the transaction to the IRS. Each Eligible Account Holder, Supplemental Eligible Account Holder, Other Member or other recipient of Subscription Rights is encouraged to consult with his, her or its own tax advisor as to the tax consequences in the event the Subscription Rights are deemed to have ascertainable value.

     No legal opinion has been or will be received with respect to any tax consequences of the Conversion not specifically described above, including the tax consequences to Eligible Account Holders, Supplemental Eligible Account Holders, Other Members, other recipients of Subscription Rights or purchasers of Common Stock under the laws of any other state, local or foreign taxing jurisdiction to which they may be subject. Special counsel expresses no opinion regarding the value of the Subscription Rights.

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


     PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE CONVERSION PARTICULAR
TO THEM.

     COMMON STOCK. For information as to the characteristics of the Common Stock to be issued under the Plan of Conversion, see "Description of Capital Stock." COMMON STOCK ISSUED UNDER THE PLAN OF CONVERSION CANNOT, AND WILL NOT, BE INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

     THE BANK WILL CONTINUE, IMMEDIATELY AFTER COMPLETION OF THE CONVERSION, TO PROVIDE ITS SERVICES TO DEPOSITORS AND BORROWERS PURSUANT TO ITS EXISTING POLICIES AND WILL RETAIN THE EXISTING MANAGEMENT AND EMPLOYEES OF THE BANK. OTHER THAN FOR PAYMENT OF CERTAIN EXPENSES INCIDENT TO THE CONVERSION, NO ASSETS OF THE BANK WILL BE DISTRIBUTED IN THE CONVERSION. THE BANK WILL CONTINUE TO BE A MEMBER OF THE FHLB SYSTEM, AND ITS DEPOSIT ACCOUNTS WILL CONTINUE TO BE INSURED BY THE FDIC UP TO APPLICABLE LIMITS. THE AFFAIRS OF THE BANK WILL CONTINUE TO BE DIRECTED BY THE EXISTING BOARD OF DIRECTORS AND MANAGEMENT.

OFFERING OF COMMON STOCK

     As part of the Conversion, the Company is making the Subscription Offering of Common Stock in the priorities and to the persons described below under "-- Subscription Offering." In addition, any shares which remain unsubscribed for in the Subscription Offering will be offered in the Community Offering to members of the general public, with priority being given to natural persons residing or located in the Local Community and trusts, including IRAs, Keogh accounts and similar retirement accounts, established for the benefit of natural persons who are residents of the Local Community. See "-- Community Offering." If necessary, all shares of Common Stock not purchased in the Subscription Offering and Community Offering, if any, may be offered for sale to the general public through a syndicate of registered broker-dealers ("Selected Dealers") to be formed and managed by Trident Securities acting as agent of the Company in the sale of the Common Stock. See "-- Syndicated Community Offering." The Plan of Conversion requires that the aggregate dollar amount of the Common Stock sold equal not less than the minimum nor more than the maximum of the Estimated Valuation Range which is established in connection with the Conversion; provided, however, with the consent of the OTS the aggregate dollar amount of the Common Stock sold may be increased to as much as 15% above the maximum of the Estimated Valuation Range, without a resolicitation of subscribers or any right to cancel subscriptions, in order to reflect changes in market and financial conditions following commencement of the Subscription Offering. See "-- Purchase Price of Common Stock and Number of Shares Offered." If the Syndicated Community Offering is not feasible or successful and Common Stock having an aggregate value of at least the minimum of the Estimated Valuation Range is not subscribed for in the Subscription and Community Offering, the Company will consult with the OTS to determine an appropriate alternative method of selling all shares of Common Stock offered in the Conversion and not subscribed for in the Offering. The same per share price ($10.00) will be paid by purchasers in the Subscription, Community and Syndicated Community
Offering.


     The Subscription Offering will expire at the Expiration Time, which is 12:00 noon, Eastern Time, on December 8, 1998, unless, with the approval of the OTS, the Offering period is extended by the Company and the Bank. The Community Offering, if any, may begin at any time after the Subscription Offering begins and will terminate at the Expiration Time or at any time thereafter, but not later than January 25, 1999, unless extended with the approval of the OTS. The Syndicated Community Offering, if any, or other sale of all shares not subscribed for in the Subscription and Community Offering, will be made as soon as practicable following the Expiration Time. The sale of the Common Stock must, under the federal conversion regulations, be completed within 45 days after the Expiration Time unless such period is extended with the approval of the OTS. In the event such an extension is approved, subscribers would be resolicited and would be given the opportunity to increase (subject to maximum purchase limitations), decrease (subject to minimum purchase limitations) or rescind their subscriptions. If a subscriber fails to respond to the resolicitation by the end of the resolicitation period, the subscription of such

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subscriber will be canceled, funds submitted with the subscription will be refunded promptly with interest at the Bank's passbook savings rate, and holds on accounts from which withdrawals were designated will be released. Any such solicitation will be by means of an amended prospectus filed with the SEC. In such event, substantial additional printing, legal and accounting expenses may be incurred in completing the Conversion.

     The commencement and completion of any required Community or Syndicated Community Offering may be subject to market conditions and other factors beyond the Company's control. Accordingly, no assurance can be given that any required Community or Syndicated Community Offering or other sale of Common Stock will be commenced at any particular time or as to the length of time that will be required to complete the sale of all shares of Common Stock offered, and significant changes may occur in the estimated pro forma market value of the Common Stock, together with corresponding changes in the Offering price, the number of shares being offered, and the net proceeds realized from the sale of the Common Stock. The Plan of Conversion requires that the Conversion be completed within 24 months after the date of approval of the Plan of Conversion by the Bank's members.

SUBSCRIPTION OFFERING

     In accordance with OTS conversion regulations, non-transferable Subscription Rights have been granted under the Plan of Conversion to the following persons in the following order of priority: (1) Eligible Account Holders, provided, however, that the ESOP shall have first priority Subscription Rights to the extent that the total number of shares of Common Stock sold in the Conversion exceeds the maximum of the Estimated Valuation Range, (2) the ESOP; provided, however, that the ESOP shall have first priority Subscription Rights to the extent that the total number of shares of Common Stock sold in the Conversion exceeds the maximum of the Estimated Valuation Range, (3) Supplemental Eligible Account Holders, (4) Other Members (depositors of the Bank and borrowers of the Bank at the close of business on October 30, 1998, the voting record date for the Special Meeting) and (5) officers, directors and employees of the Bank. All subscriptions received will be subject to the availability of the Company's Common Stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering, and to the maximum and minimum purchase limitations set forth in the Plan of Conversion. See "-- Minimum and Maximum Purchase Limitations."

     ELIGIBLE ACCOUNT HOLDERS. Each Eligible Account Holder has been granted, without payment therefor, non-transferable Subscription Rights to purchase Common Stock up to the greater of $600,000 of Common Stock, one-tenth of one percent of the total offering of Common Stock or 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders. If Eligible Account Holders subscribe for more shares of Common Stock than are available for purchase, the shares offered will first be allocated among the subscribing Eligible Account Holders so as to enable each subscribing Eligible Account Holder to the extent possible, to purchase the number of shares necessary to make his or her total allocation of Common Stock equal to the lesser of 100 shares of Common Stock or the number of shares subscribed for by such Eligible Account Holder. Any shares remaining after such allocation will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unsatisfied in the proportion that each such Eligible Account Holder's Qualifying Deposits bears to the total of the Qualifying Deposits of all such Eligible Account Holders. Subscription Rights received by officers and directors in this category based on their increased deposits in the Bank in the one-year period preceding December 31, 1996 are subordinated to the Subscription Rights of other Eligible Account Holders.

     ESOP. The ESOP has been granted, without payment therefore, Subscription Rights to purchase a number of shares equal to 8% of the aggregate number of shares issued in the Conversion on a second priority basis. The ESOP intends to purchase a total of 8% of the Common Stock issued in the Conversion under this category. In the event the number of shares offered in the Conversion is increased above the maximum of the Estimated Valuation Range, the ESOP shall have a first priority right to purchase any such shares exceeding the maximum of the Estimated Valuation Range up to an aggregate of 8% of the Common Stock. However, the ESOP may purchase all or part of its shares in the open market after the consummation of the Conversion.

     SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS. To the extent that shares remain available for purchase after satisfaction of subscriptions of Eligible Account Holders and the ESOP, each Supplemental Eligible Account Holder has been granted without payment therefore, non-transferable Subscription Rights to purchase Common Stock up to the greater of $600,000 of Common Stock, one-tenth of one percent of the total offering of Common Stock or 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders. If Supplemental Eligible Account Holders subscribe for more shares of Common Stock than are available for purchase, the shares offered will first be allocated among the subscribing Supplemental Eligible Account Holders so as to enable each subscribing Supplemental Eligible Account Holder to the extent possible, to purchase the number of shares necessary to make his or her total allocation of Common Stock equal to the lesser of 100 shares of Common Stock or the number of shares subscribed for by such Supplemental Eligible Account Holder. Any shares remaining after such allocation will be allocated among the subscribing Supplemental Eligible Account Holders whose subscriptions remain unsatisfied in the proportion that each such Supplemental Eligible Account Holder's Qualifying Deposits bears to the total of the Qualifying Deposits of all such Supplemental Eligible Account Holders.

     OTHER MEMBERS. To the extent that shares remain available for purchase after satisfaction of subscriptions of Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders, Other Members, other than Eligible Account Holders and Supplemental Eligible Account Holders, have each been granted, without payment therefor, non-transferable Subscription Rights to purchase Common Stock up to the greater of $600,000 of Common Stock or one-tenth of one percent of the total offering of Common Stock in the Conversion. If Other Members subscribe for more shares of Common Stock than remain available for purchase by Other Members, shares will be allocated among the subscribing Other Members in the proportion that the number of votes eligible to be cast by each Other Member bears to the total number of votes eligible to be cast at the Special Meeting by all Other Members whose subscriptions remain unsatisfied.

     EMPLOYEES, OFFICERS AND DIRECTORS. To the extent that shares remain available for purchase after satisfaction of subscriptions of Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders and Other Members, the Bank's employees, officers and directors who are not Eligible Account Holders, Supplemental Eligible Account Holders or Other Members have each been granted, without payment therefor, non-transferable Subscription Rights to purchase Common Stock up to $600,000, so long as the aggregate of such purchases does not exceed 21% of the shares of Common Stock issued in the Conversion. If more shares are subscribed for by such employees, officers and directors than are available for purchase by them, the available shares will be allocated among subscribing employees, officers and directors pro rata on the basis of the amount of their respective subscriptions.

COMMUNITY OFFERING

     Any shares of Common Stock which remain unsubscribed for in the Subscription Offering may be offered by the Company to members of the general public in the Community Offering, which may commence at any time after commencement of the Subscription Offering, with priority given to natural persons and trusts of natural persons residing or located in Rowan and Iredell Counties in North Carolina (the "Local Community"), including IRA accounts, Keogh accounts and similar retirement accounts established for the benefit of natural persons who are residents of the Local Community. The Community Offering may terminate at the Expiration Time or at any time thereafter, but no later than January 25, 1999, unless further extended with the consent of the OTS. The Offerings may not be extended beyond December 10, 2000. THE OPPORTUNITY TO SUBSCRIBE FOR SHARES OF COMMON STOCK IN THE COMMUNITY OFFERING IS SUBJECT TO THE RIGHT OF THE BANK AND THE COMPANY, IN THEIR SOLE DISCRETION, TO ACCEPT OR REJECT ANY SUCH ORDERS, IN WHOLE OR IN PART, EITHER AT THE TIME OF RECEIPT OF AN ORDER OR AS SOON AS PRACTICABLE FOLLOWING THE TERMINATION OF THE COMMUNITY OFFERING. In the event the Bank and the Company reject any such orders after receipt, subscribers will be promptly notified and all funds submitted with subscriptions will be returned with interest at the Bank's passbook savings rate.

     In the event that subscriptions by subscribers in the Community Offering whose orders would otherwise be accepted exceed the shares available for purchase in the Community Offering, then subscriptions of natural persons and trusts of natural persons residing in the Local Community, including IRAs, Keogh accounts and similar retirement accounts established for the benefit of natural persons who are residents of the Local Community ("First Priority Community Subscribers") will be filled in full up to applicable purchase limitations (to the extent such subscriptions are not rejected by the Bank and the Company) prior to any allocation to other subscribers in the Community Offering.

     In the event of an oversubscription by First Priority Community Subscribers whose orders would otherwise be accepted, shares of Common Stock will be allocated first to each First Priority Community Subscriber whose order is accepted in full or in part by the Bank and the Company in the entire amount of such order up to a number of shares no greater than 60,000 shares, which number shall be determined by the Board of Directors of the Bank prior to the time the Conversion is consummated with the intent to provide for a wide distribution of shares among such subscribers. Any shares remaining after such allocation will be allocated to each First Priority Community Subscriber whose order is accepted in full or in part on an equal number of shares basis until all orders are filled. Such allocation shall also be applied to subscriptions by other subscribers in the Community Offering, in the event shares are available for such subscribers but there is an oversubscription by them.

     IN ORDER TO ENSURE PROPER ALLOCATION OF SHARES IN THE EVENT OF AN OVERSUBSCRIPTION, IT IS THE RESPONSIBILITY OF SUBSCRIBERS IN THE COMMUNITY OFFERING TO PROVIDE CORRECT ADDRESSES OF RESIDENCE ON THE ORDER FORMS.

SYNDICATED COMMUNITY OFFERING

     The Plan of Conversion provides that, if necessary, all shares of Common Stock not purchased in the Subscription and Community Offering, if any, may be offered for sale to the general public in a Syndicated Community Offering through Selected Dealers managed by Trident Securities acting as agent of the Company in the sale of the Common Stock. THE COMPANY AND THE BANK HAVE THE RIGHT TO REJECT ORDERS, IN WHOLE OR IN PART, IN THEIR SOLE DISCRETION IN THE SYNDICATED COMMUNITY OFFERING. Neither Trident Securities nor any registered broker-dealer shall have any obligation to take or purchase any shares of the Common Stock in the Syndicated Community Offering; however, Trident Securities has agreed to use its best efforts in the sale of shares in the Syndicated Community Offering. Common Stock sold in the Syndicated Community Offering will be sold at the purchase price of $10.00 per share which is the same price as all other shares being offered in the Conversion. No person will be permitted to subscribe in the Syndicated Community Offering for shares of Common Stock with an aggregate purchase price of more than $600,000.

     It is estimated that the Selected Dealers will receive a negotiated commission based on the amount of Common Stock sold by the Selected Dealer, payable by the Company. During the Syndicated Community Offering, Selected Dealers may only solicit indications of interest from their customers to place orders with the Company as of a certain date (the "Order Date") for the purchase of shares of Common Stock. When and if Trident Securities and the Company believe that enough indications and orders have been received in the Offering to consummate the Conversion, Trident Securities will request, as of the Order Date, Selected Dealers to submit orders to purchase shares for which they have received indications of interest from their customers. Selected Dealers will send confirmations of the orders to such customers on the next business day after the Order Date. Selected Dealers will debit the accounts of their customers on a date which will be three business days from the Order Date ("Debit Date"). Customers who authorize Selected Dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the Debit Date. On the next business day following the Debit Date, Selected Dealers will remit funds to the account that the Company established for each Selected Dealer. After payment has been received by the Company from Selected Dealers, funds will earn interest at the Bank's passbook savings rate until the consummation of the Conversion. In the event the Conversion is not consummated as described above, funds will be returned promptly with interest to the Selected Dealers, who, in turn, will promptly credit their customers' brokerage accounts.

     The Syndicated Community Offering may close at any time after the Expiration Time at the discretion of the Bank and the Company, but in no case later than January 25, 1999, unless further extended with the consent of the OTS. The Offerings may not be extended beyond December 10, 2000.

PROSPECTUS DELIVERY

     To ensure that each purchaser receives a Prospectus at least 48 hours prior to the Expiration Date, in accordance with Rule 15c2-8 under the Exchange Act, no Prospectus will be mailed later than five days or hand delivered any later than two days prior to the Expiration Time. Execution of the Order Form will confirm receipt or delivery of a Prospectus in accordance with Rule 15c2-8. Order Forms will be distributed only with a Prospectus. Neither the Company, the Bank, nor Trident Securities is obligated to deliver a Prospectus and an Order Form by any means other than the U.S. Postal Service.

FRACTIONAL SHARES

     In making allocations in the event of oversubscriptions, all computations will be rounded down to the nearest whole share; no fractional shares will be issued. Excess and other amounts sent by subscribers which are not used to satisfy subscriptions will be refunded with interest at the Bank's passbook savings rate, and amounts designated for withdrawal from deposit accounts will be released.

PURCHASE PRICE OF COMMON STOCK AND NUMBER OF SHARES OFFERED

     The purchase price of shares of Common Stock sold in the Offerings will be $10.00 per share. The purchase price was determined by the Boards of Directors of the Company and the Bank in consultation with the Bank's financial advisor and sales agent, Trident Securities, and was based upon a number of factors, including the market price per share of stock of other thrift institutions. The OTS regulations governing conversions of federally-chartered mutual savings banks to stock form require that the aggregate purchase price of the shares of Common Stock of the Company sold in connection with the Conversion be equal to not less than the minimum, nor more than the maximum, of the Estimated Valuation Range which is established by an independent appraisal in the Conversion and is described below; provided, however, that with the consent of the OTS the aggregate purchase price of the Common Stock sold may be increased to up to 15% above the maximum of the Estimated Valuation Range, without a resolicitation of subscribers or any right to cancel, rescind or change subscription orders, to reflect changes in market and financial condition following commencement of the Subscription Offering.

     OTS rules with respect to appraisals require that the independent appraisal must include a complete and detailed description of the elements of the appraisal report, justification for the methodology employed and sufficient support for the conclusions reached. The appraisal report must include a full discussion of each peer group member and documented analytical evidence supporting variances from peer group statistics. The appraisal report must also include a complete analysis of the converting institution's pro forma earnings, which should include the institution's full potential once it fully deploys the capital from the Conversion pursuant to its business plan.

     The Bank has retained Ferguson, an independent appraisal firm experienced in the valuation and appraisal of savings institutions and their holding companies, to prepare an appraisal of the pro forma market value of the Bank and the Company and to assist the Bank in preparing a business plan. For its services in determining such valuation and assisting with the business plan, Ferguson will receive an aggregate fee of $29,000 and will be reimbursed for its out-of-pocket expenses.

     Ferguson has informed the Bank that its appraisal has been made in reliance upon the information contained in this Prospectus, including the financial statements of the Bank. Ferguson has further informed the Bank that it also considered the following factors, among others, in making the appraisal: (i) the present and projected operating results and financial condition of the Company and the Bank; (ii) the economic and demographic conditions in the Bank's existing market area; (iii) certain historical, financial and other information relating to the Bank; (iv) the proposed dividend policy of the Company; (v) a comparative evaluation of the operating and financial statistics of the Bank with those of other savings institutions; (vi) the aggregate size of the Offering of the Common Stock; and
(vii) the trading market for the securities of institutions Ferguson believes to be comparable in relevant respects to the Company and the Bank and general conditions in the markets for such securities. In addition, Ferguson has advised the Bank that it has considered the effect of the Conversion on the net worth and earnings potential of the Company and the Bank.

     On the basis of its consideration of the above factors, Ferguson has advised the Bank that, in its opinion, at October 16, 1998, the Estimated Valuation Range of the Bank and the Company was from a minimum of $14,450,000 to a maximum of $19,550,000, with a midpoint of $17,000,000. Based upon such valuation and a purchase price for shares offered in the Conversion of $10.00 per share, the number of shares to be offered ranges from a minimum of 1,445,000 shares to a maximum of 1,955,000 shares, with a midpoint of 1,700,000 shares.

     The Board of Directors of the Bank has reviewed the methodology and assumptions used by Ferguson in preparing the appraisal and has determined that the Estimated Valuation Range, as well as the methodology and assumptions used, were reasonable and appropriate.

     Upon completion of the Offerings, Ferguson will confirm or update its valuation of the estimated aggregate pro forma market value of the Bank and the Company. Based on the confirmed or updated appraisal, a determination will be made of the total number of shares of Common Stock which shall be offered and sold in the Conversion.

     With the consent of the OTS, the aggregate price of the shares sold in the Conversion may be increased by up to 15% above the maximum of the Estimated Valuation Range, or to $22,482,500 (2,248,250 shares), without a resolicitation of subscribers and without any right to cancel, rescind or change subscription orders, to reflect changes in market and financial conditions following commencement of the Subscription Offering.

     No sale of shares of Common Stock may be consummated unless, after the expiration of the offering period, Ferguson confirms to the Bank, the Company and the OTS, that, to the best of its knowledge, nothing of a material nature has occurred which, taking into account all relevant factors, would cause Ferguson to conclude that the aggregate purchase price of the Common Stock sold in the Conversion is incompatible with its estimate of the aggregate pro forma market value of the Bank and the Company at the conclusion of the Offering. If the aggregate pro forma market value of the Bank and the Company as of such date is within the Estimated Valuation Range (or, with the consent of the OTS, not more than 15% above the maximum of the Estimated Valuation Range), then such pro forma market value will determine the number of shares of Common Stock to be sold in the Conversion. If there has occurred a change in the aggregate pro forma market value of the Bank and the Company so that the aggregate pro forma market value is below the minimum of the Estimated Valuation Range or more than 15% above the maximum of the Estimated Valuation Range, a resolicitation of subscribers may be made based upon a new Estimated Valuation Range, the Plan of Conversion may be terminated or such other actions as the OTS may permit may be taken.

     In the event of a resolicitation, subscribers would be given a specified time period within which to respond to the resolicitation. If a subscriber fails to respond to the resolicitation by the end of such period, the subscription of such subscriber will be canceled, funds submitted with the subscription will be refunded promptly with interest at the Bank's passbook savings rate, and holds on accounts from which withdrawals were designated will be released. Any such resolicitation will be by means of an amended prospectus filed with the SEC. A resolicitation may delay completion of the Conversion. If the Plan of Conversion is terminated, all funds will be returned promptly with interest at the Bank's passbook savings rate from the date payment was deemed received, and holds on funds authorized for withdrawal from deposit accounts will be released. See "-- Exercise of Subscription Rights and Purchases in the Offering."

     THE VALUATION BY FERGUSON IS NOT INTENDED, AND MUST NOT BE CONSTRUED, AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING COMMON STOCK. FERGUSON DID NOT INDEPENDENTLY VERIFY THE FINANCIAL STATEMENTS AND OTHER INFORMATION PROVIDED BY THE BANK, NOR DID FERGUSON VALUE INDEPENDENTLY THE ASSETS OR LIABILITIES OF THE BANK. THE VALUATION CONSIDERS THE BANK AS A GOING CONCERN AND SHOULD NOT BE CONSIDERED AS AN INDICATION OF THE LIQUIDATION VALUE OF THE BANK OR THE COMPANY. MOREOVER, BECAUSE SUCH VALUATION IS NECESSARILY BASED UPON ESTIMATES AND PROJECTIONS OF A NUMBER OF MATTERS, ALL OF WHICH ARE SUBJECT TO CHANGE FROM TIME TO TIME, NO ASSURANCE CAN BE GIVEN THAT PERSONS PURCHASING SUCH SHARES IN THE CONVERSION WILL THEREAFTER BE ABLE TO SELL SHARES AT PRICES IN THE RANGE OF THE FOREGOING VALUATION OF THE PRO FORMA MARKET VALUE THEREOF.

     A copy of the complete appraisal by Ferguson is on file and available for inspection at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552 and at the Southeast Regional Office of the OTS, 1475 Peachtree Street, N.E., Atlanta, Georgia 30309. A copy is also available for inspection at the Stock Information Center, 401 West Innes Street, Salisbury, North Carolina 28144. A copy of the appraisal has also been filed as an exhibit to the Registration Statement filed with the SEC with respect to the Common Stock offered hereby. See "ADDITIONAL INFORMATION."

EXERCISE OF SUBSCRIPTION RIGHTS AND PURCHASES IN THE OFFERING

     In order for Subscription Rights to be effectively exercised in the Subscription Offering and in order to purchase in the Subscription Offering, the original signed Order Form (including an original signed form of certification) and the required payment for the aggregate dollar amount of Common Stock desired or appropriate instructions authorizing withdrawal from one or more of the Bank's deposit accounts (other than negotiable order of withdrawal accounts or other demand deposit accounts), must be received by the Bank by the Expiration Time, which is 12:00 noon, Eastern Time, on December 8, 1998. Subscription Rights (i) for which the Bank does not receive original signed Order Forms by the Expiration Time (unless such time is extended), or (ii) for which Order Forms are executed defectively or are not accompanied by full payment (or appropriate withdrawal instructions) for subscribed shares, will expire whether or not the Bank has been able to locate the persons entitled to such rights. In order to purchase in the Community Offering, the Order Form, accompanied by the required payment for the aggregate dollar amount of Common Stock desired or appropriate instructions authorizing withdrawal from one or more of the Bank's deposit accounts (other than negotiable order of withdrawal accounts or other demand deposit accounts), must be received by the Bank prior to the time the Community Offering terminates, which could be at or any time subsequent to the Expiration Time. No orders will be accepted from persons who do not have Subscription Rights in the Subscription Offering unless a Community Offering is commenced.

     In the event that an Order Form is not delivered and is returned to the Bank by the United States Postal Service (or the Bank is unable to locate the addressee), is not received or is received after the Expiration Time, is defectively completed or executed, or is not accompanied by full payment for the shares subscribed for (including instances where a savings account or certificate balance from which withdrawal is authorized is insufficient to fund the amount of such required payment), the subscription rights for the person to whom such rights have been granted will lapse as though that person failed to return the completed Order Form within the time period specified. The Bank may, but will not be required to, waive any irregularity on any Order Form or require the submission of a corrected Order Form or the remittance of full payment for subscribed shares by such date as the Bank may specify. The waiver of an irregularity on an Order Form in no way obligates the Bank to waive any other irregularity on that, or any irregularity on any other Order Form. Waivers will be considered on a case-by-case basis. Photocopies of Order Forms, including copies sent by facsimile, payments from private third parties, and payments made by wire transfer or electronic transfers of funds will not be accepted. The Bank's interpretation of the terms and conditions of the Plan of Conversion and of any acceptability of any Order Form will be final. The Bank has the right to investigate any irregularity on any Order Form. Persons wishing to use funds in a Bank IRA to purchase Common Stock must visit the Stock Information Center on or before December 1, 1998 in order to complete that purchase so that the necessary forms may be forwarded for execution and returned prior to the Expiration Time.

     EXECUTED ORDER FORMS ONCE RECEIVED BY THE BANK, MAY NOT BE MODIFIED, AMENDED OR RESCINDED WITHOUT THE CONSENT OF THE BANK. The Bank has the right to extend the subscription period subject to applicable regulations, unless otherwise ordered by the OTS, or to waive or permit correction of incomplete or improperly executed Order Forms, but does not represent that it will do so.

     The amount to be remitted with an Order Form shall be the aggregate dollar amount that a subscriber or purchaser desires to invest in the Subscription and Community Offerings. Complete payment must accompany all completed Order Forms submitted in the Subscription and Community Offerings in order for subscriptions to be valid. See "-- Purchase Price of Common Stock and Number of Shares Offered."

     Payment for shares will be permitted to be made by any of the following means: (i) in cash, if delivered in person to any office of the Bank; (ii) by check, bank draft, negotiable order of withdrawal or money order, provided that the foregoing will only be accepted subject to collection and payment; or (iii) by appropriate authorization of withdrawal from any deposit account in the Bank (other than a negotiable order of withdrawal account or other demand deposit account). Order Forms directing that payment for shares be made by authorization of withdrawal will be accepted only if, at the time the Order Forms are received, there exists sufficient funds in the account from which withdrawal is authorized to pay the full purchase price for the number of shares ordered. IN ORDER TO ENSURE PROPER IDENTIFICATION OF SUBSCRIPTION RIGHTS AND PROPER ALLOCATIONS IN THE EVENT OF AN OVERSUBSCRIPTION, IT IS THE RESPONSIBILITY OF SUBSCRIBERS TO PROVIDE CORRECT ACCOUNT VERIFICATION INFORMATION ON THE ORDER FORMS. ORDER FORMS SUBMITTED BY UNAUTHORIZED PURCHASERS OR IN AMOUNTS EXCEEDING PURCHASE LIMITATIONS WILL NOT BE HONORED.

     For purposes of determining the withdrawal balance of deposit accounts from which withdrawals have been authorized, such withdrawals will be deemed to have been made upon receipt of appropriate authorization therefor, but interest will be paid by the Bank on the amount deemed to have been withdrawn at the contractual rate of interest paid on such accounts until the date on which the Conversion is completed or terminated.

     Interest will be paid by the Bank on payments for Common Stock made in cash or by check, bank draft, negotiable order of withdrawal or money order at the Bank's passbook savings rate. Such interest shall be paid from the date the order is accepted for processing and payment in good funds is received by the Bank until consummation or termination of the Conversion. The Bank shall be entitled to invest all amounts paid on subscriptions for Common Stock for its own account until completion or termination of the Conversion. The Bank may not knowingly lend funds or otherwise extend credit to any person to purchase Common Stock. After amounts submitted for payment are applied to the purchase price for shares sold, they will no longer earn interest, and they will not be insured by the FDIC or any other government agency or other entity.

     The Stock Order Forms contain appropriate means by which authorization of withdrawals from deposit accounts may be made to pay for subscribed shares. Once such a withdrawal has been authorized, none of the designated withdrawal amount may be withdrawn (except by the Bank as payment for Common Stock) until the Conversion is completed or terminated. Savings accounts will be permitted to be established for the purpose of making payment for subscribed shares of Common Stock. Funds authorized for withdrawal will continue to earn interest at the applicable contract interest rate until completion or termination of the Conversion or, in the case of an order submitted in the Community Offering, until it is determined that such order cannot or will not be accepted. Notwithstanding any regulatory provision regarding penalties for early withdrawal from certificate accounts, payment for subscribed shares of Common Stock will be permitted through authorization of withdrawals from such accounts without the assessment of such penalties. However, if after such withdrawal the applicable minimum balance requirement ceases to be satisfied, such certificate account will be canceled and the remaining balance thereof will earn interest at the Bank's passbook savings rate.

     Upon completion or termination of the Conversion, the Bank will return to subscribers all amounts paid with subscriptions which are not applied to the purchase price for shares, plus interest at its passbook savings rate from the date good funds are received until the consummation or termination of the Conversion, and the Bank will release deposit account withdrawal orders given in connection with the subscriptions to the extent funds are not withdrawn and applied toward the purchase of shares.

DELIVERY OF STOCK CERTIFICATES

     Certificates representing Common Stock issued in the Conversion will be mailed by the Company's transfer agent to persons entitled thereto at the address of such persons appearing on the Order Forms as soon as practicable following consummation of the Conversion. Any certificates returned as undeliverable will be held by the Company until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for Common Stock are available and delivered to subscribers, subscribers may not be able to sell the shares of Common Stock for which they have subscribed, even though trading of the Common Stock may have commenced. Shares sold prior to receipt of a stock certificate are the responsibility of the purchaser. Allocations of Common Stock will be deemed final only upon stockholder receipt of the certificate representing the Common Stock.

PERSONS IN NON-QUALIFIED OR FOREIGN JURISDICTIONS

     The Company will make reasonable efforts to comply with the securities laws of all states of the United States in which Eligible Account Holders, Supplemental Eligible Account Holders, or Other Members entitled to subscribe for shares of Common Stock reside. However, no shares of Common Stock or Subscription Rights under the Plan of Conversion will be offered or sold in a foreign country, or in a state in the United States (i) where a small number of persons otherwise eligible to subscribe for shares under the Plan of Conversion reside or (ii) if the Company determines that compliance with the securities laws of such state would be impracticable for reasons of cost or otherwise, including, but not limited to, a requirement that the Company, the Bank or any employee or representative thereof register as a broker, dealer, agent or salesperson or register or otherwise qualify the Subscription Rights or Common Stock for sale in such state. No payments will be made in lieu of the granting of Subscription Rights to persons residing in such jurisdictions.





MARKETING ARRANGEMENTS

     The Bank has retained Trident Securities to consult with and advise the Bank and the Company and to assist the Company, on a best-efforts basis, in the marketing of shares in the Offering. Trident Securities is a broker-dealer registered with the SEC and a member of the NASD. Trident Securities is headquartered in Raleigh, North Carolina, and its telephone number is (919) 781-8900. Trident Securities will assist the Bank and the Company in the Conversion as follows: (i) it will act as marketing advisor with respect to the Subscription Offering and will assist the Company on a best-efforts basis in the marketing of the Common Stock in the Community Offering and Syndicated Community Offering; (ii) members of its staff will conduct training sessions to educate directors, officers and employees of the Bank regarding the Conversion process; and (iii) it will provide assistance in the establishment and supervision of the Stock Information Center, including training staff to record and tabulate orders for the purchase of Common Stock and to respond to customer inquiries.

     For rendering its services, the Bank has agreed to pay Trident Securities
(a) a management fee equal to .25% of the aggregate dollar amount of Common Stock sold in the Offerings; and (b) a commission equal to 2.0% of the aggregate dollar amount of Common Stock sold in the Subscription and Community Offerings, excluding shares purchased by the ESOP, directors, executive officers and their "associates" (as defined in the Plan of Conversion). The Bank has also agreed to pay to Selected Dealers, if any, negotiated commissions.

     The Bank has agreed to reimburse Trident Securities for its reasonable out-of-pocket expenses, including but not limited to travel, communications, legal fees and postage, and to indemnify Trident Securities against certain claims or liabilities, including certain liabilities under the Securities Act. Trident has agreed that the Bank is not required to pay its legal fees to the extent they exceed $27,500 or its other out of pocket expenses to the extent they exceed $10,000. Total fees and commissions to Trident Securities are expected to be between $241,000 and $409,000 at the minimum and 15% above the maximum, respectively, of the Estimated Valuation Range. See "PRO FORMA DATA" for the assumptions used to determine these estimates.

     Sales of Common Stock will be made primarily through registered representatives affiliated with Trident Securities or by Selected Dealers managed by Trident Securities. In addition, subject to applicable law, executive officers of the Company and the Bank may participate in the solicitation of offers to purchase Common Stock. Other employees of the Bank may participate in the Offering in clerical capacities, providing administrative support in effecting sales transactions and answering questions of a mechanical nature relating to the proper execution of the Order Forms. Other questions of prospective purchasers, including questions as to the advisability or nature of the investment, will be directed to registered representatives. Such other employees have been instructed not to solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock. A Stock Information Center has been established in the Bank's office, in an area separate from the Bank's banking operations. Employees will inform prospective purchasers that their questions should be directed to the Stock Information Center and will provide such persons with the telephone number of the Stock Information Center. Stock orders will be accepted at the Bank's office and will be promptly forwarded to the Stock Information Center for processing. Sales of Common Stock by registered representatives will be made from the Stock Information Center. In addition, the Bank may hire one or more temporary clerical persons to assist in typing, opening mail, answering the phone, and with other clerical duties. An employee of the Bank will also be present at the Stock Information Center to process funds and answer questions regarding payment for stock, including verification of account numbers in the case of payment by withdrawal authorization and similar matters. Subject to applicable state law, the Company will rely on Rule 3a4-1 under the Exchange Act, and sales of Common Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers and current full and part-time the Bank employees to participate in the sale of Common Stock. No officer, director or employee of the Company or the Bank will be compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the Common Stock.

     The engagement of Trident Securities and the work performed by Trident Securities pursuant to its engagement should not be construed by purchasers of Common Stock as constituting an endorsement or recommendation relating to such investment or a verification of the accuracy or completeness of information contained in this Prospectus.

MINIMUM AND MAXIMUM PURCHASE LIMITATIONS

     The Plan of Conversion provides for certain limitations to be placed upon the purchase of Common Stock by eligible subscribers and others in the Conversion. Each subscriber must subscribe for a minimum of 50 shares. With the exception of the ESOP, which is expected to subscribe for 8% of the shares of Common Stock issued in the Conversion, the Plan of Conversion provides that no person (including all persons on a joint account), either alone or together with associates of or persons acting in concert with such person, may purchase in the Conversion shares of Common Stock with an aggregate purchase price of more than $600,000 (subject to certain exceptions). For purposes of the Plan of Conversion, the directors of the Bank and of the Company are not deemed to be acting in concert solely by reason of their Board membership. Pro rata reductions within each Subscription Rights category will be made in allocating shares to the extent that the maximum purchase limitations are exceeded.

     The Bank's and the Company's Boards of Directors may, in their sole discretion, increase the maximum purchase limitation set forth above up to 9.99% of the shares of Common Stock sold in the Conversion, provided that orders for shares which exceed 5% of the shares of Common Stock sold in the Conversion may not exceed, in the aggregate, 10% of the shares sold in the Conversion. The Bank and the Company do not intend to increase the maximum purchase limitation unless market conditions are such that an increase in the maximum purchase limitation is necessary to sell a number of shares in excess of the minimum of the Estimated Valuation Range. If the Boards of Directors decide to increase the maximum purchase limitation, persons who subscribed for the maximum number of shares of Common Stock will be, and other large subscribers in the discretion of the Company and the Bank may be, given the opportunity to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority Subscription Rights.

     The Plan of Conversion further provides that for purposes of the foregoing limitations the term "associate" is used to indicate any of the following relationships with a person:

     (i) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Bank, the Company or any parent or subsidiary of the Bank or of the Company;

     (ii) any corporation or organization (other than the Bank, the Company or a majority-owned subsidiary of the Bank or the Company) of which the person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity security; and

     (iii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as a trustee or in a similar fiduciary capacity, excluding any tax-qualified employee stock benefit plans.

     For purposes of the foregoing limitations, (i) directors and officers of the Bank or the Company shall not be deemed to be associates or a group of persons acting in concert solely as a result of their serving in such capacities, (ii) the ESOP will not be deemed to be acting in concert with any of its trustees for purposes of determining the number of shares which any such trustee, individually, may purchase and (iii) shares of Common Stock held by the ESOP and attributed to an individual will not be aggregated with other shares purchased directly by, or otherwise attributable to, that individual.

     For purposes of the foregoing limitations, persons will be deemed to be "acting in concert" if they are (i) knowingly participating in a joint activity or interdependent conscious parallel action towards a common goal (whether or not pursuant to an express agreement), with respect to the purchase, ownership, voting or sale of Common Stock or (ii) engaged in a combination or pooling of voting or other interests in the securities of the Company for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. THE COMPANY AND THE BANK WILL PRESUME THAT CERTAIN PERSONS ARE ACTING IN CONCERT BASED UPON, AMONG OTHER THINGS, JOINT ACCOUNT RELATIONSHIPS, ACCOUNTS WITH THE SAME ADDRESS AND THE FACT THAT SUCH PERSONS HAVE FILED JOINT SCHEDULES 13D WITH THE SEC WITH RESPECT TO OTHER COMPANIES.

APPROVAL, INTERPRETATION, AMENDMENT AND TERMINATION

     Under the Plan of Conversion, the OTS's approval thereof, and applicable OTS conversion regulations, consummation of the Conversion is subject to satisfaction of certain conditions, including the following: (i) approval of the Plan of Conversion by the affirmative vote of a majority of the votes eligible to be cast by members of the Bank at the Special Meeting; (ii) sale of shares of Common Stock for an aggregate purchase price equal to not less than the minimum or more than the maximum of the Estimated Valuation Range unless the aggregate purchase price is increased to as much as 15% above the maximum with the consent of the OTS, and (iii) receipt by the Company and the Bank of favorable opinions of counsel or other tax advisor as to the federal and state tax consequences of the Conversion. See "-- Income Tax Consequences."

     If all conditions for consummation of the Conversion are not satisfied, no Common Stock will be issued, the Bank will continue to operate as federally-chartered mutual savings bank, all subscription funds will be promptly returned with interest at the Bank's passbook savings rate, and all deposit withdrawal authorizations (and holds placed on such accounts) will be canceled. In such an event, the Company would not acquire control of the Bank.

     All interpretations by the Bank and the Company of the Plan of Conversion and of the Order Forms and related materials for the Subscription and Community Offering will be final, subject to the authority of the OTS. The Bank and the Company may reject Order Forms that are not properly completed. However, the Company and the Bank retain the right, but will not be required, to waive irregularities in submitted Order Forms or to require the submission of corrected Order Forms or the remittance of full payment for all shares subscribed for by such dates as they may specify. In addition, the Plan of Conversion may be substantively amended by a two-thirds vote of the Bank's Board of Directors at any time prior to the Special Meeting, and at any time thereafter by a two-thirds vote of the Bank's Board of Directors with the concurrence of the OTS. If the Bank determines upon the advice of counsel and after consultation with the OTS that any such amendment is material, subscribers would be given the opportunity to increase, decrease or cancel their subscriptions. Also, as required by the regulations of the OTS, the Plan of Conversion provides that the transactions contemplated thereby may be terminated by a two-thirds vote of the Bank's Board of Directors at any time prior to the Special Meeting and may be terminated by a two-thirds vote of the Bank's Board of Directors at any time thereafter but prior to the completion of the Conversion with the concurrence of the OTS, notwithstanding approval of the Plan of Conversion by the Members at the Special Meeting. The Plan of Conversion terminates automatically 24 months after the Special Meeting.

CERTAIN RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS; FALSE OR MISLEADING ORDER FORMS

     THE SUBSCRIPTION RIGHTS GRANTED UNDER THE PLAN OF CONVERSION ARE NON-TRANSFERABLE. SUBSCRIPTION RIGHTS MAY BE EXERCISED ONLY BY THE PERSON TO WHOM THEY ARE ISSUED AND ONLY FOR HIS OR HER OWN ACCOUNT. Persons exercising Subscription Rights are required to certify that they are purchasing shares for their own accounts within the purchase limitations set forth in the Plan of Conversion and that they have no agreement or understanding for the sale or transfer of such shares.

     The Bank reserves the right to make an independent investigation of any facts or circumstances brought to its attention that indicate or tend to indicate that one or more persons acting independently or as a group acting in concert may be attempting to violate or circumvent the regulatory prohibition on transferability of Subscription Rights. The nature and extent of such investigation will be at the Bank's sole discretion and the Bank may require a holder of Subscription Rights to provide certified affidavits and other documentation to satisfy the Bank that its Plan of Conversion and North Carolina and federal conversion regulations regarding nontransferability are not being subverted by actions of holders of Subscription Rights. In extreme cases the Bank reserves the right to seek legal advice from the OTS as to compliance with all regulations governing the Conversion, including the nontransferability of Subscription Rights.

     The Plan of Conversion provides that, if the Bank's Board of Directors determines that a subscriber (i) has submitted a false or misleading information on his or her Order Forms or otherwise in connection with the attempted purchase of shares, (ii) has attempted to purchase shares of Common Stock in violation of provisions of the Plan of Conversion or (iii) fails to cooperate with attempts by the Bank or the Company or their employees or agents to verify information with respect to purchase rights, the Board of Directors may reject the order of such subscriber.

RESTRICTIONS ON REPURCHASE OF STOCK

     Except as permitted by applicable regulations, for a period of three years following Conversion, the Company may not repurchase any shares of its capital stock, except in the case of an offer to repurchase on a pro rata basis made to all holders of capital stock of the Company. Any such offer shall be subject to the prior approval of the OTS. Furthermore, the Company may not repurchase any of its stock (i) if the result thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account to be established pursuant to OTS regulations and (ii) except in compliance with the requirements of the OTS capital distribution rule.

     The above limitations are subject to the OTS conversion rules which generally provide that the Company may repurchase its capital stock provided (i) no repurchases occur within one year following the Conversion (subject to certain exceptions), (ii) repurchases during the second and third year after conversion are part of an open market stock repurchase program that does not allow for a repurchase of more than 5% of the Company's outstanding capital stock during a 12-month period, (iii) the repurchases do not cause the Bank to become undercapitalized, and (iv) the Company provides notice to the OTS at least ten days prior to the commencement of a repurchase program and the OTS does not object to such regulations. In addition, the above limitations do not preclude repurchases of capital stock by the Company in the event applicable federal regulatory limitations are subsequently liberalized.

                                LEGAL OPINIONS

     The validity of the issuance of the Common Stock in the Conversion has been passed upon for the Company by its special counsel, Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P., Greensboro, North Carolina, which firm has also rendered its opinion to the Bank concerning certain federal and North Carolina income tax aspects of the Conversion as described herein under "THE CONVERSION -
- Effects of Conversion -- Income Tax Consequences." Certain legal matters will be passed upon for Trident Securities by Muldoon, Murphy & Faucette.

                                    EXPERTS

     The consolidated financial statements of Citizens Savings Bank of Salisbury, S.S.B. at September 30, 1997 and 1996, and for each of the three years in the period ended September 30, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     Ferguson has consented to being named as an expert herein and to the summary herein of its appraisal report as to the estimated pro forma market value of the Bank and the Company and its opinion with respect to Subscription Rights.

                           REGISTRATION REQUIREMENTS

     The Company will register its Common Stock with the SEC pursuant to Section 12 of the Exchange Act in connection with the Conversion and will not deregister the Common Stock for a period of three years following the completion of the Conversion. Upon such registration, the proxy and tender offer rules, insider trading reporting requirements and restrictions, annual and periodic reporting and other requirements of the Exchange Act will be applicable to the Company.

                             ADDITIONAL INFORMATION

     The Company has filed a registration statement with the SEC on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all of the information set forth in the registration statement. Such information can be examined and copied at the public reference facilities of the SEC located at Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the regional offices of the SEC at 75 Park Place, Fourteenth Floor, New York, New York 10007 and Room 3190, John C. Kluczynski Building, 230 South Dearborn Street, Chicago, Illinois 60604. Copies of such material can be obtained by mail from the SEC at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N. W., Washington, D.C. 20549. In addition, the SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company; the address is (http://www.sec.gov.). The statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of each material feature thereof and are not necessarily complete; each such statement is qualified by reference to such contract or document.

     The Bank has filed a Form AC Application for Approval of Conversion with the OTS. Pursuant to the OTS conversion regulations, this Prospectus omits certain information contained in such Application. The Application, which contains a copy of Ferguson's appraisal, may be inspected at the office of the OTS, 1700 G Street, N.W., Washington, D.C. 20522 and at the office of the Regional Director of the OTS at the Southeast Regional Office of the OTS, 1475 Peachtree Street, N.E., Atlanta, GA 30309. Copies of the Plan of Conversion, copies of the Company's Articles of Incorporation and Bylaws and copies of the Bank's proposed Charter and Bylaws are available for inspection at each office of the Bank and may be obtained by writing to the Bank at 401 West Innes Street, Salisbury, North Carolina 28144-4232, Attention: Ronald E. Bostian, President, or by telephoning the Bank at (704) 633-2341. A copy of Ferguson's independent appraisal is also available for inspection at the Stock Information Center, 401 West Innes Street, Salisbury, North Carolina 28144-4232.

                                   GLOSSARY

Bank                          Citizens Bank, FSB

BIF                           Bank Insurance Fund of the FDIC

Common Stock                  The Common Stock, no par value per share, of Innes
                              Street Financial Corporation

Community Offering            Offering for sale to certain members of the
                              general public of any shares of Common Stock not subscribed for in the Subscription Offering, including the possible offering of Common Stock in a Syndicated Community Offering

Company                       Innes Street Financial Corporation

Conversion                    Simultaneous conversion of the Bank to stock form,
                              the issuance of the Bank's outstanding capital stock to the Company and the Company's offer and sale of Common Stock

Eligible Account Holders      Savings account holders (including holders of all
                              types of demand deposit accounts) of the Bank, with account balances of at least $50.00 as of the close of business on December 31, 1996

ERISA Employee Retirement Income Security Act of 1974, as amended

ESOP                          The Citizens Bank, FSB Employee Stock Ownership
                              Plan and Trust

Estimated Valuation Range     Estimated pro forma market value of the common
                              stock ranging from $14,450,000 to $19,550,000. The
                              maximum of the Estimated Valuation Range may be increased to $22,482,500 without a resolicitation of subscribers

Exchange Act                  Securities Exchange Act of 1934, as amended

Expiration Time               12:00 noon, local time, on December 8, 1998

FASB                          Financial Accounting Standards Board

FDIC                          Federal Deposit Insurance Corporation

Federal Reserve System        The Board of Governors of the Federal Reserve
                              System

Ferguson                      Ferguson & Company

FHLB                          Federal Home Loan Bank

FHLMC                         Federal Home Loan Mortgage Corporation

FNMA                          Federal National Mortgage Association

IRS                           Internal Revenue Service

MRP Management Recognition Plan to be adopted no earlier than twelve months after the Conversion

NASD                          National Association of Securities Dealers, Inc.

NPV                           Net Portfolio Value

Offerings                     Subscription Offering, Community Offering and
                              Syndicated Community Offering, collectively

Option Plan                   Stock Option Plan to be adopted no earlier than
                              twelve months after the Conversion

Order Form                    Form for ordering stock accompanied by a
                              certification concerning certain matters

Other Members                 Savings account holders (including holders of all
                              types of demand deposit accounts) (other than Eligible Account Holders and Supplemental Eligible
                              Account Holders) and certain borrowers (borrowers whose loans were outstanding on October 30, 1998 and continue to be outstanding) who are entitled to vote at the Special Meeting due to the existence of an account or borrowing relationship, respectively, on the Voting Record Date for the Special Meeting

OTC Bulletin Board            An electronic stock data system operated by Nasdaq

OTS                           Office of Thrift Supervision

Plan of Conversion            Plan of the Bank to convert from a federal
                              chartered mutual savings bank to a federal chartered stock savings bank and the issuance of all of the Bank's outstanding capital stock to the Company and the issuance of the Company's stock to the public

Purchase Price                $10.00 per share price of the Common Stock

Qualifying Deposits           A balance of $50.00 or more in any savings account
                              (including all types of demand deposit accounts) in the Bank as of December 31, 1996 or September
                              30, 1998, as applicable; each savings account
                              (including all types of demand deposit accounts) which is deemed to be a separate account for purposes of FDIC insurance shall be deemed to be a separate account for purposes of determining whether a qualifying deposit exists

SAIF                          Savings Association Insurance Fund of the FDIC

SEC                           Securities and Exchange Commission

Securities Act                Securities Act of 1933, as amended

SFAS Statement of Financial Accounting Standards adopted by FASB

Special Meeting               Special Meeting of members of the Bank on December
                              10, 1998 for the purpose of approving the Plan

Subscription Offering         Offering of non-transferable rights to subscribe
                              for the Common Stock, in order of priority, to Eligible Account Holders, ESOP Supplemental
                              Eligible Account Holders, Other Members and
                              Directors, Officers and Employees

Subscription Rights           Rights to subscribe for shares of Common Stock in
                              the Subscription Offering granted to certain depositors and borrowers of the Bank, the ESOP and certain others in accordance with the Plan of Conversion.

Supplemental Eligible         Savings account holders (including holders of all
                              types of demand deposit accounts) who are not
                              Eligible Account Holders of the Bank, with account
Account Holders               balances of at least $50.00 on September 30, 1998


Syndicated Community
Offering Offering of shares of Common Stock remaining after the Subscription Offering and undertaken prior to the end and as part of the Community Offering, and which may, at the Company's and the Bank's discretion be made to the general public on a best efforts basis by a selling group of broker-dealers.

Trident Securities            Trident Securities, Inc.

Voting Record Date            The close of business on October 30, 1998, the
                              date for determining members entitled to vote at the Special Meeting.

                         Index to Financial Statements

                  Citizens Savings Bank of Salisbury, S.S.B.


Report of Independent Auditors..........................F-1

Audited Consolidated Financial Statements

Consolidated Statements of Condition....................F-2
Consolidated Statements of Income.......................F-3
Consolidated Statements of Equity.......................F-4
Consolidated Statements of Cash Flows...................F-5
Notes to Consolidated Financial Statements..............F-6

                        Report of Independent Auditors


The Board of Directors
Citizens Savings Bank of Salisbury, S.S.B.

We have audited the accompanying consolidated statements of condition of Citizens Savings Bank of Salisbury, S.S.B. and subsidiary as of September 30, 1997 and 1996, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Savings Bank of Salisbury, S.S.B. and subsidiary at September 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.


                                            Ernst & Young LLP

Winston-Salem, North Carolina
November 7, 1997, except for Note 14,
as to which the date is September 10, 1998

                  Citizens Savings Bank of Salisbury, S.S.B.

                     Consolidated Statements of Condition


                                                         JUNE 30           SEPTEMBER 30
                                                           1998         1997          1996
                                                   -------------------------------------------
                                                        (Unaudited)
ASSETS
Cash and due from banks                              $  7,750,343   $ 12,019,170  $  5,410,971
Federal funds sold-overnight                            4,831,000      4,033,000     4,809,000
                                                   -------------------------------------------
Cash and cash equivalents                              12,581,343     16,052,170    10,219,971

Federal funds sold-term                                 4,000,000      6,100,000             -
Mortgage-backed securities available for sale           7,829,635     10,334,785    12,492,227
Mortgage-backed securities held to maturity (fair
 value of $1,918,491 (unaudited), $2,374,768
 and $2,518,810 at June 30, 1998, September 30,
 1997 and 1996, respectively)                           1,871,390      2,328,072     2,520,595
 Loans receivable, net                                159,710,109    159,458,143   159,490,575
Accrued interest receivable - loans and
 mortgage-backed securities                               842,912        909,815       915,575
 Accrued interest receivable - investments                149,444         96,696        60,324
Investment in Federal Home Loan Bank stock              1,824,800      1,824,800     1,824,800
Premises and equipment, net                             1,230,189      1,337,835     1,328,586
Other                                                   2,675,686      1,173,276     1,380,338
                                                   -------------------------------------------
Total assets                                         $192,715,508   $199,615,592  $190,232,991
                                                   ===========================================

LIABILITIES AND EQUITY
Deposit accounts                                     $159,819,089   $160,492,564  $146,449,542
Advances from the Federal Home Loan Bank               13,000,000     22,000,000    27,000,000
Advances from borrowers for taxes and insurance           972,821        529,896       504,296
Accrued interest payable                                   11,992         57,268        48,763
Other                                                   3,300,109      1,906,968     2,673,005
                                                   -------------------------------------------
Total liabilities                                     177,104,011    184,986,696   176,675,606

Retained earnings                                      15,490,958     14,522,513    13,555,281
Net unrealized appreciation on securities
 available for sale                                       120,539        106,383         2,104
                                                   -------------------------------------------
 Total equity                                          15,611,497     14,628,896    13,557,385
                                                   -------------------------------------------
Total liabilities and equity                         $192,715,508   $199,615,592  $190,232,991
                                                   ===========================================

See accompanying notes.

                  Citizens Savings Bank of Salisbury, S.S.B.

                       Consolidated Statements of Income


                                                NINE MONTHS ENDED JUNE 30         YEAR ENDED SEPTEMBER 30
                                                    1998         1997         1997         1996          1995
                                              ------------------------------------------------------------------
                                                       (UNAUDITED)
Interest and fee income:
     Loans receivable                            $ 9,007,152  $ 8,928,648  $11,927,459  $11,766,458  $12,297,018
     Mortgage-backed securities                      544,145      696,876      909,156      962,847    1,090,090
     Other interest-earning assets                   903,360      749,903    1,065,039      960,732      937,030
                                              ------------------------------------------------------------------
Total interest income                             10,454,657   10,375,427   13,901,654   13,690,037   14,324,138

Interest expense:
     Deposits                                      6,084,047    6,006,872    8,099,194    8,121,064    8,129,847
     Borrowings                                      877,578    1,373,132    1,772,941    1,861,581    1,825,996
                                              ------------------------------------------------------------------
Total interest expense                             6,961,625    7,380,004    9,872,135    9,982,645    9,955,843
                                              ------------------------------------------------------------------
Net interest income                                3,493,032    2,995,423    4,029,519    3,707,392    4,368,295

Non-interest income:
     Loan servicing fees                             160,577      196,879      255,418      290,428      322,345
     Gain on sales of loans, net                      52,670       68,472       71,720        2,955       (2,679)
     Other                                            71,783       68,993       88,423       94,794      114,368
                                              ------------------------------------------------------------------
Total non-interest income                            285,030      334,344      415,561      388,177      434,034

Non-interest expense:
     Compensation and benefits                     1,135,334    1,096,126    1,478,837    1,221,117    1,198,017
     Occupancy and equipment                         268,302      273,097      374,605      322,428      338,007
     SAIF special assessment                               -            -                 1,074,702            -
     Advertising and promotion                       160,676      165,330      217,679      148,498      124,844
     Data processing                                 134,216      131,504      173,133      176,367      186,699
     Deposit insurance premium                        86,803       80,132      116,258      398,313      369,488
     Other                                           452,463      447,694      597,625      640,869      693,400
                                              ------------------------------------------------------------------
Total non-interest expense                         2,237,794    2,193,883    2,958,137    3,982,294    2,910,455
                                              ------------------------------------------------------------------
Income before income taxes                         1,540,268    1,135,884    1,486,943      113,275    1,891,874
Provision for income taxes                           571,823      430,674      519,711       11,541      743,129
                                              ------------------------------------------------------------------
Net income                                       $   968,445  $   705,210  $   967,232  $   101,734  $ 1,148,745
                                              ==================================================================

See accompanying notes.

                  Citizens Savings Bank of Salisbury, S.S.B.

                       Consolidated Statements of Equity


                                                                           NET UNREALIZED
                                                                            APPRECIATION
                                                                           ON SECURITIES
                                                             RETAINED        AVAILABLE
                                                             EARNINGS        FOR SALE
                                                         -----------------------------------
Balance at September 30, 1994                               $12,304,802        $      -
Net income                                                    1,148,745               -
                                                         -----------------------------------
Balance at September 30, 1995                                13,453,547

Net income                                                      101,734               -
Net unrealized appreciation on securities
 available for sale, net of taxes of $1,347                           -           2,104
                                                         -----------------------------------
Balance at September 30, 1996                                13,555,281           2,104

Net income                                                      967,232               -
Net changes in unrealized appreciation on securities
 available for sale, net of taxes of $67,141                          -         104,279
                                                         -----------------------------------
Balance at September 30, 1997                                14,522,513         106,383

Net income (unaudited)                                          968,445               -
Net changes in unrealized appreciation on securities
 available for sale, net of taxes of $9,116 (unaudited)               -          14,156
                                                         -----------------------------------
Balance at June 30, 1998 (unaudited)                        $15,490,958        $120,539
                                                         ===================================

Balance at September 30, 1996                               $13,555,281        $  2,104
Net income (unaudited)                                          705,210               -
Net changes in unrealized appreciation on securities
 available for sale, net of taxes of $52,721 (unaudited)              -          81,883
                                                         -----------------------------------
Balance at June 30, 1997 (unaudited)                        $14,260,491        $ 83,987
                                                         ===================================

See accompanying notes.

                  Citizens Savings Bank of Salisbury, S.S.B.

                     Consolidated Statements of Cash Flows

                                                        NINE MONTHS ENDED JUNE 30            YEAR ENDED SEPTEMBER 30
                                                           1998           1997          1997          1996           1995
                                                     ------------------------------  ------------------------------------------
                                                               (Unaudited)
OPERATING ACTIVITIES
Net income                                              $   968,445   $   705,210   $   967,232   $    101,734   $  1,148,745
Adjustments to reconcile net income to net cash
 provided by operating activities:
Depreciation                                                117,684       118,576       163,466        147,738        167,521
Amortization of premium on investments                        5,594         5,898         6,163          8,804        (37,827)
Amortization of deferred loan fees                           48,404        26,857        46,347         23,024        (38,750)
Deferred income taxes                                        48,670       345,912       111,994       (331,785)        51,873
Gain on sales of loans, net                                 (52,841)      (68,471)      (71,720)        (2,955)         2,679
Other, net                                                 (195,536)     (901,122)     (872,727)     1,156,687         25,717
                                                     ------------------------------  -----------------------------------------
Net cash provided by operating activities                   940,420       232,860       350,755      1,103,247      1,319,958

INVESTING ACTIVITIES
Purchases of federal funds sold-term                              -    (3,790,000)   (6,100,000)             -              -
Proceeds from maturity of federal funds sold-term         2,100,000             -
Purchases of  securities held to maturity                         -             -             -     (2,651,015)    (2,169,827)
Proceeds from maturity of securities held to
 maturity                                                         -             -                                   4,500,763
Principal repayment of mortgage-backed
 securities                                               2,979,510     1,911,581     2,474,103      2,813,127      3,058,514
Proceeds from maturities of mortgage-backed
 securities                                                       -             -        41,119        273,462              -
Net (increase) decrease in loans                         (3,334,066)   (7,314,475)   (5,450,579)     4,487,781     (7,903,607)
Purchase of loans                                                 -             -             -              -    (10,853,867)
Proceeds from sales of loans                              3,086,537     5,246,053     5,508,384      4,318,637      6,689,661
Proceeds from sales of foreclosed real estate                     -        58,500       115,718              -         70,777
Purchases of premises and equipment                         (12,678)     (166,804)     (175,923)      (105,089)       (43,209)
                                                     ------------------------------  -----------------------------------------
Net cash provided by (used in) investing activities       4,819,303    (4,055,145)   (3,587,178)     9,136,903     (6,650,795)

FINANCING ACTIVITIES
Net increase (decrease) in deposit amounts                 (673,475)   11,798,209    14,043,022    (12,859,535)      (171,249)
Repayment of FHLB advances                               (9,000,000)   (2,000,000)   (5,000,000)             -              -
Net increase (decrease) in mortgage escrow funds            442,925       612,890        25,600       (410,203)       125,665
                                                     -------------------------------------------------------------------------
Net cash provided by (used in) financing activities      (9,230,550)   10,411,099     9,068,622    (13,269,738)       (45,584)
                                                     -------------------------------------------------------------------------

Net increase (decrease) in cash and cash
 equivalents                                             (3,470,827)    6,588,814     5,832,199     (3,029,588)    (5,376,421)
Cash and cash equivalents at beginning of period         16,052,170    10,219,971    10,219,971     13,249,559     18,625,980
                                                     ------------------------------  -----------------------------------------
Cash and cash equivalents at end of period              $12,581,343   $16,808,785   $16,052,170   $ 10,219,971   $ 13,249,559
                                                     =========================================================================

Supplemental disclosure of cash flow data:
Cash paid during the period for:
Interest                                                $ 7,057,868   $ 7,388,599   $ 9,893,528   $  9,993,704   $  9,834,042
Taxes                                                   $   650,342   $   185,106   $   234,045   $    409,100   $    629,800
Transfers from loans to foreclosed real estate          $         -   $         -   $         -   $     79,426   $      4,616

See accompanying notes.

                  Citizens Savings Bank of Salisbury, S.S.B.

                  Notes to Consolidated Financial Statements

                              September 30, 1997

1. ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Citizens Savings Bank of Salisbury, S.S.B. (the Bank) is a state chartered mutual savings bank offering full service banking to those within Salisbury and the surrounding communities. The Bank's primary regulator is the Federal Deposit Insurance Corporation.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Citizens Savings Bank of Salisbury, S.S.B. and its wholly-owned subsidiary, Carolina Service Corporation. Significant intercompany accounts and transactions have been eliminated in consolidation.

UNAUDITED INTERIM FINANCIAL INFORMATION

The accompanying unaudited interim financial statements and related financial information in the footnotes have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial statements and reflect all adjustments, which consist solely of normal recurring accruals, which in the opinion of management, are necessary to present fairly the financial position of the Bank at June 30, 1998 and the results of operations and cash flows for the nine month periods ended June 30, 1998 and 1997. The nature of the Bank's business is such that the results of any interim period may not be indicative of the results to be expected for the entire period.

USE OF ESTIMATES

The financial statements are prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks, and overnight federal funds sold. The Bank considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                  Citizens Savings Bank of Salisbury, S.S.B.

1. ACCOUNTING POLICIES (CONTINUED)

MORTGAGE-BACKED SECURITIES

Management determines the appropriate classification of securities at the time of purchase. Securities are classified as held to maturity when the Bank has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost.

Securities not classified as held to maturity are classified as available for sale. Available for sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in retained earnings.

The amortized cost of mortgage-backed securities is adjusted for amortization of premiums and accretion of discounts over the estimated life of the security. Such amortization is included in interest income from investments. The cost of securities sold is based on the specific identification method.

LOANS RECEIVABLE

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans and unearned income.

Loan origination and commitment fees and certain direct costs are deferred and the net amount amortized as an adjustment of the related loan's yield over the estimated lives of the related loans by use of the interest method.

The Bank provides a reserve for uncollected interest on all accrued interest on loans which are more than ninety days delinquent. Interest income is recognized on impaired loans only to the extent cash payments are received. The interest reserve is a reduction of accrued interest receivable for financial reporting purposes.

An allowance for loan losses is established by a provision charged to operations based on management's evaluation of the probable loss inherent in the loan portfolio. Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers, among other matters, the estimated net realizable value of the underlying collateral.

                  Citizens Savings Bank of Salisbury, S.S.B.

1. ACCOUNTING POLICIES (CONTINUED)

FORECLOSED REAL ESTATE

Foreclosed real estate acquired in settlement of loans is carried at the lower of cost or the fair value minus estimated costs to sell. Costs relating to the development and improvement of property are capitalized to the extent of the property's net realizable value, whereas those relating to holding the property are charged to expense.

PREMISES AND EQUIPMENT

Premises and equipment is stated at cost. Depreciation is computed by the straight-line method over the assets' estimated useful lives for financial reporting purposes.

INCOME TAXES

The Bank accounts for income taxes using the liability method in accordance with FASB Statement No.E109, Accounting for Income Taxes, which requires an asset and liability approach to accounting for income taxes. Under Statement No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

RECLASSIFICATIONS

Certain amounts reported in the previous year have been reclassified to conform with the current method of presentation. These reclassifications did not impact net income or retained earnings.

2. MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and market values of investments in mortgage-backed securities are as follows:

                                              JUNE 30, 1998
                                               (UNAUDITED)
                            ------------------------------------------------
                                            GROSS       GROSS
                              AMORTIZED   UNREALIZED  UNREALIZED     FAIR
                                 COST       GAINS       LOSSES      VALUE
                            ------------------------------------------------
HELD-TO-MATURITY
------------------------
Mortgage-backed securities    $1,871,390    $ 47,101   $     -    $1,918,491

AVAILABLE FOR SALE
------------------------
Mortgage-backed securities     7,631,492     198,143         -     7,829,635
                            ------------------------------------------------
                              $9,502,882    $245,244   $     -    $9,748,126
                            ================================================

                  Citizens Savings Bank of Salisbury, S.S.B.

2. MORTGAGE-BACKED SECURITIES (CONTINUED)

                                                  SEPTEMBER 30, 1997
                                 --------------------------------------------------
                                                  GROSS       GROSS
                                    AMORTIZED   UNREALIZED  UNREALIZED     FAIR
                                      COST        GAINS       LOSSES       VALUE
                                 --------------------------------------------------
     HELD-TO-MATURITY
     ----------------
     Mortgage-backed securities    $ 2,328,072    $ 46,696     $     -  $ 2,374,768

     AVAILABLE FOR SALE
     ------------------
     Mortgage-backed securities     10,159,914     191,032      16,161   10,334,785
                                 --------------------------------------------------
                                   $12,487,986    $237,728     $16,161  $12,709,553
                                 ==================================================

                                                  SEPTEMBER 30, 1996
                                 --------------------------------------------------
                                                  GROSS       GROSS
                                    AMORTIZED   UNREALIZED  UNREALIZED     FAIR
                                      COST        GAINS       LOSSES       VALUE
                                 --------------------------------------------------
     HELD-TO-MATURITY
     ----------------
     Mortgage-backed securities    $ 2,520,595    $  2,228    $  4,013  $ 2,518,810

     AVAILABLE FOR SALE
     ----------------------------
     Mortgage-backed securities     12,488,776     183,344     179,893   12,492,227
                                 --------------------------------------------------
                                   $15,009,371    $185,572    $183,906  $15,011,037
                                 ==================================================

On December 12, 1995, the Bank reclassified securities with an amortized cost of $14,921,491 (fair value $14,953,672) from held-to-maturity to available-for-sale. The reclassification was made pursuant to a reassessment of the investment securities portfolio based on the issuance of a special report by the Financial Accounting Standards Board A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities. In accordance with the report, business entities were allowed a one time reclassification of the investment securities portfolio between November 15, 1995 and December 31, 1995.

Mortgage-backed securities are not due at a single maturity date. Hence, there is no contractual maturity for mortgage-backed securities as of September 30, 1997.

Securities carried at $581,438 (unaudited), $1,957,271 and $893,442 at June 30, 1998, September 30, 1997 and 1996, respectively, were designated as security for deposits and public funds.

                  Citizens Savings Bank of Salisbury, S.S.B.

3. LOANS RECEIVABLE, NET

Loans receivable, net consisted of the following:

                                     JUNE 30            SEPTEMBER 30
                                      1998           1997          1996
                                --------------  ---------------------------
                                  (UNAUDITED)

    Mortgage loans                $161,193,236   $161,369,776  $161,234,614
    Other loans                      1,751,107      1,918,690     2,220,839
                                 -------------  ---------------------------
                                   162,944,343    163,288,466   163,455,453
    Less:
       Allowance for loan losses     1,223,627      1,222,675     1,215,301
       Loans in process              1,843,857      2,446,664     2,618,575
       Deferred fees, net               63,500         56,828        25,756
       Unearned income                 103,250        104,156       105,246
                                 -------------  ---------------------------

                                     3,234,234      3,830,323     3,964,878
                                 -------------  ---------------------------
                                  $159,710,109   $159,458,143  $159,490,575
                                 =============  ===========================

Mortgage loans at June 30, 1998, September 30, 1997 and 1996, are net of participations and whole loans serviced for others, in the amounts of $56,958,484 (unaudited), $66,796,725 and $74,854,060, respectively. Custodial escrow balances maintained in connection with loans serviced for others were $536,411 (unaudited), $379,987 and $398,750 at June 30, 1998, September 30, 1997
and 1996, respectively.

Changes in the allowance for loan losses are summarized as follows:

                                       NINE MONTHS ENDED
                                            JUNE 30                  YEAR ENDED SEPTEMBER 30
                                        1998        1997           1997        1996        1995
                                   ------------------------    -----------------------------------
                                          (UNAUDITED)
    Balance at beginning
     of period                       $1,222,675  $1,215,301     $1,215,301  $1,214,570  $1,204,700

    Charge-offs                               -           -              -           -           -
    Recoveries                              952       9,713          7,374         731       9,870
                                    -----------------------     ----------------------------------
    Balance at end of
     period                          $1,223,627  $1,225,014     $1,222,675  $1,215,301  $1,214,570
                                    =======================     ==================================

                  Citizens Savings Bank of Salisbury, S.S.B.

3. LOANS RECEIVABLE, NET (CONTINUED)

The Bank primarily grants residential loans to customers in Salisbury, North Carolina and surrounding communities. The loans typically do not exceed 80% of the appraised value of the security property. Pursuant to underwriting guidelines adopted by the Board of Directors, the Bank can lend up to 95% of the appraised value of the property securing a one-to-four family residential loan; however, the Bank generally obtains private mortgage insurance on the portion of the principal amount that exceeds 80% of the appraised value of the security property.

Effective October 1, 1995, the Bank prospectively adopted FASB Statement No. 114 Accounting by Creditors for Impairment of a Loan (FASB 114), as amended by FASB Statement No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures (FASB 118). This standard defines a loan as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. The adoption of FASB 114 and FASB 118 did not have a material impact on the Corporation's financial position or results of operations. Impaired loans totaled $129,691 (unaudited), $346,639 and $2,417 at June 30, 1998, September 30, 1997 and 1996, respectively.

The Bank adopted FASB Statement No. 122, Accounting for Mortgage Servicing Rights, (FASB 122) as of October 1, 1996. This standard relates to the capitalization of mortgage servicing rights applied to transactions involving the sale of mortgage loans with servicing rights retained. The adoption of FASB 122 did not have a material impact on the Bank's financial position or results of operations.

The Bank adopted FASB Statement No. 125 Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, (FASB 125), as of January 1, 1997. This Statement, which supercedes FASB 122, provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of FASB 125 did not have a material impact on the Bank's financial position or results of operations.

                  CITIZENS SAVINGS BANK OF SALISBURY, S.S.B.

4. OPERATING LEASES

The following is a summary of future minimum rental payments for office facilities required under operating leases that have initial or remaining noncancellable lease terms in excess of one year:

     Year ending September 30:
     1998                               $ 41,676
     1999                                 41,676
     2000                                 17,365
                                      ----------
     Total minimum payments required    $100,717
                                      ==========

Rental expense was $31,257 (unaudited) for the nine months ended June 30, 1998 and 1997 and $41,676 for the years ended September 30, 1997, 1996 and 1995.

5. DEPOSIT ACCOUNTS

                                   JUNE 30            SEPTEMBER 30
                                    1998           1997          1996
                              -------------   ---------------------------
                                (UNAUDITED)

     Demand                     $  1,376,276   $  1,549,739  $    864,583
     NOW                           5,797,720      5,247,427     4,109,642
     Money market                  2,931,831      3,125,504     3,547,375
     Passbook savings             38,193,899     31,395,288    26,133,674
     Certificates of deposit     111,519,363    119,174,606   111,794,268
                              --------------  ---------------------------
     Total deposits             $159,819,089   $160,492,564  $146,449,542
                              ==============  ===========================

Demand deposits are non-interest bearing. All other deposit types bear interest.

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $18,134,108 (unaudited), $18,015,064 and $15,694,000 at June 30,
1998, September 30, 1997 and 1996, respectively.

At September 30, 1997, scheduled maturities of certificates of deposit are as follows:

     Year ending September 30:
     1998                               $ 86,590,788
     1999                                 23,424,222
     2000                                  8,495,616
     2001                                    357,427
     2002 and thereafter                     306,553
                                      --------------
                                        $119,174,606
                                      ==============

                  Citizens Savings Bank of Salisbury, S.S.B.

5. DEPOSIT ACCOUNTS (CONTINUED)

Interest expense on deposits is summarized as follows:

                                  NINE MONTHS ENDED
                                       JUNE 30               YEAR ENDED SEPTEMBER 30
                                   1998        1997        1997        1996        1995
                              ------------------------ ------------------------------------
                                     (UNAUDITED)
     NOW                        $   59,746  $   56,001  $   73,973  $   71,690  $   83,261
     Money market                   53,595      63,637      83,380     102,698     154,270
     Passbook savings            1,171,829     967,377   1,318,969   1,013,908     533,280
     Certificates of deposit     4,798,877   4,919,857   6,622,872   6,932,768   7,359,036
                              ------------------------ ------------------------------------
                                $6,084,047  $6,006,872  $8,099,194  $8,121,064  $8,129,847
                              ======================== ====================================

The Bank had on deposit amounts from certain directors and executive officers of $821,116 (unaudited), $923,960 and $747,542 as of June 30, 1998, September 30,
1997 and 1996, respectively.

6. ADVANCES FROM THE FEDERAL HOME LOAN BANK

Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), advances are secured by all stock in the FHLB and qualifying first mortgage loans. The carrying value of qualifying first mortgage loans was $139,250,257 (unaudited), $139,767,321 and $141,954,076 as of June 30, 1998, September 30,
1997 and 1996, respectively.

At September 30, 1997, scheduled maturities of FHLB advances are summarized as follows:

     Year ending September 30:
     1998                               $12,000,000
     1999                                 9,000,000
     2000                                 1,000,000
                                       -------------
     Total minimum payments required    $22,000,000
                                       =============

Interest rates on FHLB advances are fixed, and the weighted average interest rate was 6.89% at June 30, 1998 (unaudited) and September 30, 1997. The Bank had available credit with the FHLB of $27,000,000 (unaudited) and $18,000,000 as of June 30, 1998 and September 30, 1997, respectively.

                  Citizens Savings Bank of Salisbury, S.S.B.

7. PENSION PLAN

The Bank has a non-contributory defined benefit plan covering all employees eligible based on age and years of service. Benefits are based on length of service and a percentage of qualifying compensation. The Bank uses the projected unit credit method as its actuarial method.

The following table sets forth the funded status and amount recognized for the Bank's defined benefit plan in the consolidated statements of condition at September 30:

                                                                 YEAR ENDED SEPTEMBER 30
                                                                    1997         1996
                                                              ----------------------------
     Actuarial present value of accumulated benefit
      obligation, including vested benefits of $468,638 in
      1997 and $412,426 in 1996                                   $(472,791)   $(425,802)
                                                              ============================

     Actuarial present value of projected benefit obligation
      for service rendered to date                                $(591,303)   $(520,520)
     Plan assets at fair value, primarily cash and cash
      equivalents                                                   636,569      591,828
                                                              ----------------------------
     Plan assets in excess of projected benefit obligation           45,266       71,308
     Unrecognized net asset                                         (23,255)     (25,369)
     Prior service cost not yet recognized in net periodic
      pension cost                                                  (71,254)     (77,163)
     Unrecognized net gain                                          (20,407)     (23,032)
                                                              ----------------------------
     Accrued pension cost                                         $ (69,650)   $ (54,256)
                                                              ============================

Net pension cost included the following components:

                                                                 YEAR ENDED SEPTEMBER 30
                                                                     1997         1996
                                                              ----------------------------
     Service cost - benefits earned during the period             $  49,369     $ 55,329
     Interest cost on projected benefit obligation                   43,497       40,817
     Expected return on investments at assumed rate
      of return                                                     (51,016)     (48,146)

     Net amortization and deferral                                   (8,113)      (8,023)
                                                              ----------------------------
     Net pension cost                                             $  33,737     $ 39,977
                                                              ============================

                  Citizens Savings Bank of Salisbury, S.S.B.

7. PENSION PLAN (CONTINUED)

Following is a summary of significant actuarial assumptions used:

                                                     YEAR ENDED SEPTEMBER 30
                                                        1997         1996
                                                  --------------------------
     Discount rates                                     8.0%         8.0%
     Rates of increase in compensation levels           5.5          5.0
     Expected long-term rate of return on assets        8.0          8.0

8. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Bank's deferred tax assets and liabilities are summarized as follows.


                                                                YEAR ENDED SEPTEMBER 30
                                                                   1997         1996
                                                              -------------------------
     Deferred tax assets:
      Deferred compensation                                        $351,578    $      -
      Allowance for loan losses                                     291,997     260,405
      Depreciation                                                   30,434      23,247
      Loans to facilitate sales of foreclosed real estate            32,449      33,290
      FDIC Special Assessment                                             -     420,754
      Other                                                          65,495      38,036
                                                              -------------------------
     Total deferred tax assets                                      771,953     775,732

     Deferred tax liabilities:
      FHLB stock dividends                                          198,782     198,782
      Deferred fees                                                 147,773      36,900
      Net unrealized appreciation on securities available for        68,488       1,347
        sale
      Other                                                           9,585      12,243
                                                              -------------------------
     Total deferred tax liabilities                                 424,628     249,272
                                                              -------------------------
     Net deferred tax asset                                        $347,325    $526,460
                                                              =========================

                  Citizens Savings Bank of Salisbury, S.S.B.

8. INCOME TAXES (CONTINUED)

The following is a summary of provision for income taxes:

                          YEAR ENDED SEPTEMBER 30
                         1997       1996       1995
                     --------------------------------
     Current:
      Federal          $390,900  $ 342,537   $592,747
      State              16,817        789     98,509
                     --------------------------------
     Total current      407,717    343,326    691,256

     Deferred:
      Federal            90,519   (266,047)    41,595
      State              21,475    (65,738)    10,278
                     --------------------------------
     Total deferred     111,994   (331,785)    51,873
                     --------------------------------
                       $519,711  $  11,541   $743,129
                     ================================

The Bank's effective tax rate differs from that computed at the statutory federal income tax rate, as follows:

                                            YEAR ENDED SEPTEMBER 30
                                           1997       1996       1995
                                       --------------------------------
     Tax at statutory rate               $505,559   $ 38,514   $643,237
     State income tax, net of federal
      income tax benefit                   33,296    (30,259)    65,016
     Other                                (19,144)     3,286     34,876
                                       --------------------------------
                                         $519,711   $ 11,541   $743,129
                                       ================================

Savings and loan associations which met certain definitional tests and operating requirements prescribed by the Internal Revenue Code were allowed a special bad debt deduction, extended expiration dates for net operating loss carryforwards and other special tax provisions.

                   Citizens Savings Bank of Salisbury, S.S.B.

8. INCOME TAXES (CONTINUED)

The special bad debt deduction was based on either specified experience formulas or a specified percentage of taxable income before such deduction. The deduction was subject to certain limitations based on the aggregate loans, savings account balances and retained earnings at year end. Gains and losses on sales of repossessed property and provisions for losses on loans and real estate foreclosed were generally adjustments to the tax bad debt reserve and not included in the computation of taxable income before this deduction. Effective October 1, 1996 this deduction was no longer allowed, therefore a portion of the reserve was required to be recaptured in 1997. The Bank recaptured $95,428 into income for income tax purposes for the year ended September 30, 1997.

Retained earnings at year end include tax bad debt reserves of approximately $3,735,000, for which no provision for federal income tax has been made. If, in the future, these amounts are used for any purpose other than to absorb bad debt losses, or the Bank ceases to be qualified as a savings bank, they may be subject to federal income tax at the then prevailing corporate tax rate. If federal income taxes had been provided the deferred tax liability would have been approximately $1,270,000.

9. REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total

                   Citizens Savings Bank of Salisbury, S.S.B.

9. REGULATORY MATTERS (CONTINUED)

risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                             (Dollars in thousands)

                                                                                                    TO BE WELL
                                                                                                 CAPITALIZED UNDER
                                                               FOR CAPITAL                       PROMPT CORRECTIVE
                                        ACTUAL              ADEQUACY PURPOSES:                   ACTION PROVISIONS:
                                  ----------------   -------------------------------    ----------------------------------
                                    AMOUNT   RATIO    AMOUNT            RATIO           AMOUNT           RATIO
                                  ----------------   --------------------------------   ----------------------------------
As of June 30, 1998 (unaudited):
 Tier 1 Capital
      (to Risk Weighted Assets)     $15,472  15.17%     $4,078     Greater than  4.0%    $ 6,118   Greater than       6.0%
 Total Capital
      (to Risk Weighted Assets)      16,696  16.37       8,157     Greater than  8.0      10,196   Greater than      10.0
 Tier 1 Leverage
      (to Average Assets)            15,472   8.07       7,668     Greater than  4.0       9,585   Greater than       5.0
As of September 30, 1997:
 Tier 1 Capital
      (to Risk Weighted Assets)      14,507  14.45       4,016     Greater than            6,024   Greater than
                                                                    or Less than 4.0                or Less than      6.0
 Total Capital
      (to Risk Weighted Assets)      15,730  15.67       8,032     Greater than           10,040   Greater than
                                                                    or Less than 8.0                or Less than     10.0
 Tier 1 Leverage
      (to Average Assets)            14,507   7.28       7,974     Greater than            9,967   Greater than
                                                                    or Less than 4.0                or Less than      5.0
As of September 30, 1996:
 Tier 1 Capital
      (to Risk Weighted Assets)      13,555  13.92       3,895     Greater than            5,843   Greater than
                                                                    or Less than 4.0                or Less than      6.0
 Total Capital
      (to Risk Weighted Assets)      14,770  15.17       7,790     Greater than            9,738   Greater than
                                                                    or Less than 8.0                or Less than     10.0
 Tier 1 Leverage
      (to Average Assets)            13,555   7.10       7,637     Greater than            9,546   Greater than
                                                                    or Less than 4.0                or Less than      5.0

10. FDIC ASSESSMENT

The FDIC made a one-time assessment on all SAIF-insured deposits, for $.657 per $100 of domestic deposits, held as of March 31, 1995. This one-time assessment was intended to recapitalize the SAIF to the required level of 1.25% of insured deposits, and was paid in the first quarter of fiscal 1997.

The effect on the Bank was a pretax charge of $1,074,702, or $654,000 after tax for the year ended September 30, 1996.

                   Citizens Savings Bank of Salisbury, S.S.B.

11. OTHER NON-INTEREST EXPENSE

Other non-interest expense amounts are summarized as follows:

                               NINE MONTHS ENDED
                                    JUNE 30          YEAR ENDED SEPTEMBER 30
                                  1998      1997      1997      1996      1995
                             --------------------  ----------------------------
                                  (UNAUDITED)
Printing, postage and
 supplies                      $ 98,993  $ 96,006  $124,510  $112,020  $114,301
Professional and legal fees      75,718    68,207    83,658    90,019    96,718
Insurance premiums               23,538    26,426    33,068    45,292    51,690
Telephone                        36,123    32,437    43,829    38,449    41,456
Other                           218,091   224,618   312,560   355,089   389,235
                             --------------------  ----------------------------
                               $452,463  $447,694  $597,625  $640,869  $693,400
                             ====================  ============================

12. COMMITMENTS

In conjunction with its lending activities, the Bank enters into various commitments to extend credit. Loan commitments (unfunded loans and unused lines of credit) are issued to accommodate the financing needs of the Bank's customers. Loan commitments are agreements by the Bank to lend at a future date, so long as there are no violations of any conditions established in the agreement.

Financial instruments (primarily equity lines), where the contract amount represents the Bank's credit risk included unused lines of credit of $13,955,811 (unaudited) and $8,927,327 at June 30, 1998 and September 30, 1997, respectively.

These loan commitments are subject to the same credit policies and reviews as loans on the statement of condition. Collateral, both the amount and nature, is obtained based upon management's assessment of the credit risk. Since many of the extensions of credit are expected to expire without being drawn, the total commitment amounts do not necessarily represent future cash requirements.

Outstanding commitments on mortgage loans not yet closed amounted to approximately $8,223,825 (unaudited) and $2,284,316 at June 30, 1998 and September 30, 1997, respectively. Approximately 70% (unaudited) and 67% of these commitments were at fixed interest rates as of June 30, 1998 and September 30, 1997, respectively Such commitments, which are funded subject to certain limitations, extend over varying periods of time with the majority being funded within a six-month period.

                   Citizens Savings Bank of Salisbury, S.S.B.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value of expected cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management. Such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

     Investment Securities
     ---------------------
     Fair values for investment securities are based on quoted market prices. For purposes of determining the fair value of Federal Home Loan Bank stock, for which quoted market prices are not available, the carrying amount of the stock has been considered the fair value.

     Loans Receivable
     ----------------
     The fair value of all categories of loans is estimated by discounting their expected future cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio.

     Deposit Accounts
     ----------------
     The fair value of demand deposits (e.g., interest and non-interest bearing and money market accounts) is assumed to be their carrying amount. The fair value of savings certificates is estimated using a discounted cash flow calculation that applies rates currently being offered on instruments with similar remaining maturities.

                   Citizens Savings Bank of Salisbury, S.S.B.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     Advances from the Federal Home Loan Bank
     ----------------------------------------
     The fair value of advances from the Federal Home Loan Bank is estimated using discounted cash flow analysis based upon rates currently available to the Bank on similar instruments.

     Off-Balance Sheet Instruments
     -----------------------------
     Fair values of the Bank's commitments to extend credit and stand-by letters of credit are nominal since they have short maturities, and the committed rates approximate current rates offered for commitments with similar rate and maturity characteristics.

Many of the Bank's assets and liabilities are short-term financial instruments whose carrying amounts reported in the statement of condition approximate fair value. These items include cash and due from banks, accrued interest receivable and the financial instruments included in other assets and liabilities. The estimated fair values of the Bank's remaining on-balance sheet financial instruments are summarized as follows:

                                                          JUNE 30, 1998
                                                  ----------------------------
                                                   CARRYING        ESTIMATED
                                                    VALUE          FAIR VALUE
                                                  ----------------------------
                                                          (UNAUDITED)
Financial assets:
Mortgage-backed securities                          $  9,701,025  $  9,748,126
Loans receivable                                     159,710,109   161,796,858
Federal Home Loan Bank stock                           1,824,800     1,824,800

Financial liabilities:
Deposit accounts                                     159,819,089   159,886,726
Advances from the Federal Home Loan Bank              13,000,000    13,082,000

                   Citizens Savings Bank of Salisbury, S.S.B.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

                                                       SEPTEMBER 30, 1997
                                                   --------------------------
                                                     CARRYING     ESTIMATED
                                                      VALUE       FAIR VALUE
                                                   --------------------------
Financial assets:
  Mortgage-backed securities                       $ 12,662,857  $ 12,709,553
  Loans receivable                                  159,458,143   161,354,447
  Federal Home Loan Bank stock                        1,824,800     1,824,800

Financial liabilities:
  Deposit accounts                                  160,492,564   160,475,958
  Advances from the Federal Home Loan Bank           22,000,000    22,141,000

                                                       SEPTEMBER 30, 1996
                                                   --------------------------
                                                     CARRYING     ESTIMATED
                                                      VALUE       FAIR VALUE
                                                   --------------------------
Financial assets:
  Mortgage-backed securities                       $ 15,012,822  $ 15,011,037
  Loans receivable                                  159,490,575   159,215,963
  Federal Home Loan Bank stock                        1,824,800     1,824,800

Financial liabilities:
  Deposit accounts                                  146,449,542   146,492,274
  Advances from the Federal Home Loan Bank           27,000,000    27,146,000

Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

14. SUBSEQUENT EVENT

Effective September 2, 1998, the Bank converted from a North Carolina chartered mutual savings bank to a federally chartered mutual savings bank. On September 10, 1998, the Board of Directors of the Bank adopted a Plan of Conversion (the
Plan) under which the Bank will convert from a federally chartered mutual savings bank to a federally chartered stock savings bank. As part of the Plan, the Bank will become a wholly-owned subsidiary of a holding company formed in connection with the conversion. The holding company plans to issue common stock to be sold in the conversion and will use a portion of the net proceeds to purchase the capital stock of the Bank. The Plan is subject to approval by regulatory authorities and the members of the Bank at a special meeting.

================================================================================
     No dealer, salesperson or other person has been authorized to give any information or to make any representation other than as contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Innes Street Financial Corporation or Citizens Bank, FSB. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the shares of Common Stock offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.


                      INNES STREET FINANCIAL CORPORATION

                         (Proposed Holding Company for
                              Citizens Bank, FSB)

                            UP TO 2,248,250 SHARES


                                 COMMON STOCK
                         ($10.00 par value per share)



                                  PROSPECTUS

                           TRIDENT SECURITIES, INC.

                               November 12, 1998


THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS AND ARE NOT FEDERALLY INSURED OR GUARANTEED


Until February 10, 1998, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.   Other Expenses of Issuance and Distribution.  Set forth below is an
           -------------------------------------------
estimate of the amount of fees and expenses (other than the Underwriters commissions) to be incurred in connection with the issuance and distribution of the shares.

     Registration and Filing Fees..............................   $    55,000
     Postage and Printing......................................   $   100,000
     Accounting Fees and Expenses..............................   $   120,000
     Appraisal and Business Plan Fees and Expenses.............   $    35,000
     Legal Fees and Expenses...................................   $   165,000
     Fees and Commissions to Sales Agent.......................   $   443,535
     Sales Agent Expenses......................................   $    37,500
     Other ....................................................   $    45,000
                                                                  -----------
                                                                  $ 1,001,035
                                                                  ===========

Item 14.  Indemnification of Directors and Officers.  The Registrant's
          -----------------------------------------
Articles of Incorporation provide that, to the fullest extent permitted by the North Carolina Business Corporation Act (the "NCBCA"), no person who serves as a director shall be personally liable to the Registrant or any of its stockholders or otherwise for monetary damages for breach of any duty as director. The Registrant's Bylaws state that any person who at any time serves or has served as a director or officer of the Registrant, or who, while serving as a director or officer of the Registrant, serves or has served at the request of the Registrant as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan, shall have a right to be indemnified by the Registrant to the fullest extent permitted by law against (a) reasonable expenses, including attorneys' fees, incurred by him in connection with any threatened, pending or completed civil, criminal, administrative, investigative, or arbitrative action, suit, or proceeding (and any appeal therein), whether or not brought by or on behalf of the Registrant, seeking to hold him liable by reason of the fact that he is or was acting in such capacity, and (b) reasonable payments made by him in satisfaction of any judgment, money decree, fine (including an excise tax assessed with respect to an employee benefit plan) or penalty for which he may have become liable in any such action, suit or proceeding, or in connection with a settlement approved by the board of directors of any such action, suit or proceeding.

     Sections 55-8-50 through 55-8-58 of the NCBCA contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 55-8-51 of the NCBCA permits a corporation, with certain exceptions, to indemnify a present or former director against liability if (i) the director conducted himself in good faith, (ii) the director reasonably believed (x) that the director's conduct in the director's official capacity with the corporation was in its best interests and (y) in all other cases the director's conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, the director had no reasonable cause to believe the director's conduct was unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to the director. The above standard of conduct is determined by the board of directors, or a committee or special legal counsel or the shareholders as prescribed in Section 55-8-55.

     Sections 55-8-52 and 55-8-26 of the NCBCA require a corporation to indemnify a director or officer in the defense of any proceeding to which the director or officer was a party against reasonable expenses when the director or officer is wholly successful in the director's or officer's defense, unless the articles of incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if the director or officer is adjudged fairly and reasonably so entitled under Section 55-8-54.

     In addition, Section 55-8-57 permits a corporation to provide for indemnification of directors, officers, employees or agents, in its articles of incorporation or bylaws or by contract or resolution, against liability in various proceedings and to purchase and maintain insurance policies on behalf of these individuals.

     The foregoing is only a general summary of certain aspects of North Carolina law dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the relevant statutes, which contain detailed specific provisions regarding the circumstances under which and the person for whose benefit indemnifications shall or may be made.

Item 15.   Recent Sales of Unregistered Securities.  On August 31, 1998,
           ---------------------------------------
Registrant sold one share of common stock, no par value per share, to Ronald E. Bostian for an aggregate purchase price of $10.00. Such sale was exempt from registration under Section 4(2) of Securities Act of 1933.

Item 16.    Exhibits.  The following exhibits and financial statement schedules
            --------
are filed herewith or will, as noted, be filed by amendment.

(a)  Exhibits
     --------

             Exhibit No.
            (Per Exhibit
              Tables in
             Item 601 of
           Regulation S-K)      Description
           ---------------      -----------

             *(1)(a) Engagement letter dated April 27, 1988 between Citizens Savings Bank of Salisbury, SSB and Trident Securities, Inc.

              (1)(b) Form of Sales Agency Agreement among Innes Street Financial Corporation, Citizens Bank, FSB and Trident Securities, Inc.

              (2)               Amended and Restated Plan of Conversion of
                                Citizens Bank, FSB

             *(3)(i) Articles of Incorporation of Innes Street Financial Corporation

             *(3)(ii)           Bylaws of Innes Street Financial Corporation

              (4) Forms of Stock Certificate for Innes Street Financial Corporation and Citizens Bank, FSB

             *(5) Opinion and consent of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. as to legality of securities to be registered hereby

             *(8)(a) Opinion and consent of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. as to federal and state tax consequences

             *(8)(b) Opinion of Ferguson & Company as to the value of subscription rights

             *(10)(a) Letter Agreement dated April 29, 1998 between Citizens Savings Bank of Salisbury, SSB and Ferguson & Company for appraisal services and for services in connection with preparation of a regulatory business plan

             *(10)(b) Form of Employment Agreement to be entered into between Citizens Bank, FSB and Ronald E. Bostian

             Exhibit No.
            (Per Exhibit
              Tables in
             Item 601 of
           Regulation S-K)      Description
           ---------------      -----------

             *(10)(c) Form of the Management Recognition Plan and Trust of Citizens Bank, FSB

             *(10)(d)           Form of Registrant's Stock Option Plan

             *(10)(e)           Form of Citizens Bank, FSB Severance Plan

             *(10)(f)           Amended and Restated Nonqualified Deferred
                                Compensation Plan

             *(10)(g)           Amended and Restated Directors Deferred
                                Compensation Plan

             *(23)(a) Consent of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. (See Exhibits (5) and (8)(a))

              (23)(b)           Consent of Ernst & Young, L.L.P.

              (23)(c)           Consent of Ferguson & Company

             *(27)              Financial Data Schedule (Electronic Filing Only)

              (99)(a)           Appraisal Report of Ferguson & Company

             *(99)(b)           Form of Stock Order Form

              (99)(c)           Summary Proxy Statement

     *Filed Previously

(b)  Financial Statement Schedules
     -----------------------------

     All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17.   Undertakings.
           ------------

(a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement or Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salisbury, North Carolina, on October 30, 1998.


                              Innes Street Financial Corporation


                         By:  /s/ Ronald E. Bostian
                              ---------------------------------
                              Ronald E. Bostian
                              President and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Ronald E. Bostian                             Date:  October 30, 1998
----------------------------------------
Ronald E. Bostian
(President and Chief Executive Officer)

/s/ Dianne E. Hawkins                             Date:  October 30, 1998
----------------------------------------
Dianne E. Hawkins
(Vice President, Treasurer and Controller)

/s/ Malcolm B. Blankenship, Jr.                   Date:  October 30, 1998
----------------------------------------
Malcolm B. Blankenship, Jr.
(Director)

/s/ James W. Duke                                 Date:  October 30, 1998
----------------------------------------
James W. Duke
(Director)

/s/ Harold C. Earnhardt                           Date:  October 30, 1998
----------------------------------------
Harold C. Earnhardt
(Vice Chairman)

/s/ K.V. Epting, Jr.                              Date:  October 30, 1998
----------------------------------------
K.V. Epting, Jr.
(Director)

/s/ Gordon P. Hurley                              Date:  October 30, 1998
----------------------------------------
Gordon P. Hurley
(Director)

/s/ Bobby A. Lomax                                Date:  October 30, 1998
----------------------------------------
Bobby A. Lomax
(Director)

(Director)

                               INDEX TO EXHIBITS

             Exhibit No.
            (Per Exhibit
              Tables in
             Item 601 of
           Regulation S-K)      Description
           ---------------      -----------

             *(1)(a) Engagement letter dated April 27, 1988 between Citizens Savings Bank of Salisbury, SSB and Trident Securities, Inc.

              (1)(b) Form of Sales Agency Agreement among Innes Street Financial Corporation, Citizens Bank, FSB and Trident Securities, Inc.

              (2)               Amended and Restated Plan of Conversion of
                                Citizens Bank, FSB

             *(3)(i) Articles of Incorporation of Innes Street Financial Corporation

             *(3)(ii)           Bylaws of Innes Street Financial Corporation

              (4) Forms of Stock Certificate for Innes Street Financial Corporation and Citizens Bank, FSB

             *(5) Opinion and consent of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. as to legality of securities to be registered hereby

             *(8)(a) Opinion and consent of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. as to federal and state tax consequences

             *(8)(b) Opinion of Ferguson & Company as to the value of subscription rights

             *(10)(a) Letter Agreement dated April 29, 1998 between Citizens Savings Bank of Salisbury, SSB and Ferguson & Company for appraisal services and for services in connection with preparation of a regulatory business plan

             *(10)(b) Form of Employment Agreement to be entered into between Citizens Bank, FSB and Ronald E. Bostian

             Exhibit No.
            (Per Exhibit
              Tables in
             Item 601 of
           Regulation S-K)      Description
           ---------------      -----------

             *(10)(c) Form of the Management Recognition Plan and Trust of Citizens Bank, FSB

             *(10)(d)           Form of Registrant's Stock Option Plan

             *(10)(e)           Form of Citizens Bank, FSB Severance Plan

             *(10)(f)           Amended and Restated Nonqualified Deferred
                                Compensation Plan

             *(10)(g)           Amended and Restated Directors Deferred
                                Compensation Plan

             *(23)(a) Consent of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. (See Exhibits (5) and (8)(a))

              (23)(b)           Consent of Ernst & Young, L.L.P.

              (23)(c)           Consent of Ferguson & Company

             *(27)              Financial Data Schedule (Electronic Filing Only)

              (99)(a)           Appraisal Report of Ferguson & Company

             *(99)(b)           Form of Stock Order Form

              (99)(c)           Summary Proxy Statement

     *Filed Previously